Exhibit 99.1

AYR WELLNESS INC.

ANNUAL INFORMATION FORM

As of and for the Year Ended December 31, 2021

Dated March 30, 2022

i

AYR WELLNESS INC.

Ayr Wellness Inc. (the “Company” or “Ayr” or “we” or “us”) derives its revenues from the cannabis industry in certain states (“States”, each a “State”) of the United States of America (“U.S.” or “United States”), which industry is illegal under U.S. federal law. Ayr is a vertically integrated multi-State operator in the U.S. cannabis sector, with a portfolio in the States of Massachusetts, Nevada, Pennsylvania, Florida, Arizona, New Jersey, and Ohio. Currently, through its operating companies, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods, and is engaged in the manufacture, possession, use, sale or distribution of cannabis and/or holds licenses in the adult-use and/or medicinal cannabis marketplace in the States of Massachusetts, Nevada, Pennsylvania, Florida, Arizona, New Jersey, and Ohio.

The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C.§ 811), which places controlled substances, including marijuana (defined as all parts of the plant Cannabis sativa L. containing more than 0.3 percent tetrahydrocannabinol (“THC”)), by dry weight, in a schedule. Marijuana (also referred to herein as Cannabis) is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States, marijuana is largely regulated at the State level. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act, which makes cannabis use and possession federally illegal. Although certain states authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and State law, the federal law shall apply.

Under President Barack Obama, the U.S. government attempted to address the inconsistencies between federal and state regulation of cannabis in a memorandum sent by then-Deputy Attorney General James Cole to all United States Attorneys in August 2013 (the “Cole Memorandum”). The Cole Memorandum acknowledged that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several States have enacted laws relating to cannabis for medical and recreational purposes, and that conduct in compliance with the laws of those jurisdictions were less likely to be an enforcement priority for the Department of Justice. The Cole Memorandum listed the type of threats related to cannabis on which the Department of Justice should focus, but did not provide guidelines for acceptable State regulatory schemes.

In March 2017, then newly appointed Attorney General Jeff Sessions, a long-time opponent of State-regulated medical and recreational cannabis, noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively. On January 4, 2018, Sessions issued a new memorandum (known as the “Sessions Memorandum”) which rescinded the Cole Memorandum, and directed all U.S. Attorneys to enforce the laws enacted by the United States Congress according to already-established principles. The Sessions Memorandum did not direct prosecutors to enforce federal law against persons and entities operating in compliance with State regulatory schemes, and there was no direction to give such enforcement any particular priority.

On January 20, 2021, Joseph R. Biden Jr. was sworn in as the new President of the United States. During his campaign, he stated a policy goal to decriminalize possession of cannabis at the federal level. However, he has not publicly supported the full legalization of cannabis. It is unclear how much of a priority decriminalization may be for President Biden’s administration. The head of the Department of Justice is now Attorney General Merrick Garland. During his confirmation hearings in the Senate on February 22, 2021, Garland confirmed that he would not prioritize pursuing cannabis prosecutions in states that have legalized and that are regulating the use of cannabis, both for medical and adult use. However, he has expressed continued concern over international transport of large amounts of illicit cannabis from other nations—namely Mexico—and large-scale domestic cultivation of illicit cannabis (including the environmental impact of those operations).

To date, the Biden administration has not indicated that enforcement against state-legal cannabis businesses will be given any priority. Nonetheless, there is no guarantee that the position of the Department of Justice will not change.

The United States Congress has made certain moves toward legalization in recent months. Senate Majority Leader Chuck Schumer (D-NY) has indicated that he intends to file proposed legislation legalizing cannabis at the federal level—the Cannabis Administration & Opportunity Act in April 2022. Schumer has indicated that his bill is intended to prevent large corporate interests from dominating the United States cannabis market. There is no way to know whether or when the legislation might pass and be signed into law.

There is no guarantee that State laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of State laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that U.S. federal authorities may enforce current U.S. federal law. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in States where the sale and use of cannabis is currently legal, or if existing applicable State laws are repealed or curtailed, Ayr’s Business, results of operations, financial condition and prospects and Ayr would be materially adversely affected. See “U.S. Federal Enforcement Priorities”.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) setting out the Canadian Securities Administrator’s disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

Ayr’s involvement in the U.S. cannabis market may subject Ayr to heightened scrutiny by regulators, stock exchanges, clearing agencies and other U.S. and Canadian authorities. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on Ayr’s ability to operate in the U.S. or any other jurisdiction. There are a number of risks associated with the business of Ayr. See “Cannabis Market Overview” and “Risk Factors”.

EXPLANATORY NOTES

Unless otherwise indicated, the information appearing in this annual information form (“AIF”) is stated as of December 31, 2021, and all amounts are in United States dollars unless otherwise indicated.

FORWARD-LOOKING INFORMATION

This AIF and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, including Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). All information, other than statements of historical facts, included in this AIF and the documents incorporated by reference herein, including estimates, plans, expectations, opinions, forecasts, projections, targets and guidance, constitutes forward-looking information. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results.

These factors include, but are not limited to, the following:

●	the extent of the impact of COVID-19, including government and/or regulatory responses to the outbreak;

●	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;
●	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;
●	assumptions and expectations described in the Company’s significant accounting judgments and estimates;
●	the adoption and impact of certain accounting pronouncements;
●	the number of users of cannabis or the size of the regulated cannabis market in the United States;
●	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;
●	the Company’s future financial and operating performance and anticipated profitability;
●	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;
●	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;
●	the benefits and applications of the Company’s products and services and expected sales thereof;
●	development of affiliated brands, product diversification and future corporate development;
●	anticipated investment in and results of research and development;
●	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
●	future expenditures, strategic investments and capital activities;
●	the competitive landscape in which the Company operates and the Company’s market expertise;
●	the Company’s ability to comply with any applicable debt covenants;
●	the Company’s ability to secure further equity or debt financing, if required;
●	changes in U.S. generally accepted accounting principles or in the interpretation thereof;
●	consistent or increasing pricing of various cannabis products;
●	the level of demand for cannabis products, including the Company’s and third-party products sold by the Company;
●	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuation in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, costly litigation, and health pandemics;
●	the ability to gain appropriate regulatory approvals for announced acquisitions in the timeframe anticipated;
●	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

●	the rollout of new dispensaries, including as to the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;
●	the Company’s ability to hit anticipated development targets of cultivation and production projects;
●	the ability to successfully integrate and maintain employees from recent acquisitions;
●	the ability to develop the Company’s brand and meet growth objectives;
●	the risk related to limited market data and difficulty to forecast results;
●	the concentrated voting control of the Company;
●	market volatility and the risks associated with selling of substantial amount of Equity Shares (as defined in this AIF);
●	product liability claims related to the products the Company cultivates, produces, and sells; and
●	other events or conditions that may occur in the future.

See “Risk Factors” for further details. No assurance can be given that these expectations will prove to be correct and such forward-looking information included in this AIF should not be unduly relied upon, and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law. In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to, without limitation, receipt of requisite regulatory approvals on a timely basis, receipt and/or maintenance of required licenses and third-party consents in a timely manner, successful integration of the Company’s and its subsidiaries’ operations, and no unplanned materially adverse changes to its facilities, assets, customer base and the economic conditions affecting the Company’s current and proposed operations. These assumptions, although considered reasonable by the Company at the time of preparation, may prove to be incorrect. In addition, the Company has assumed that there will be no material adverse change to the current regulatory landscape affecting the cannabis industry and has also assumed that the Company will remain compliant in the future with all State and local laws, regulations and rules imposed upon it by law. The Company’s forward-looking information is expressly qualified in its entirety by this cautionary statement.

MARKET AND INDUSTRY DATA

This AIF includes market and industry data that has been obtained from third-party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF or ascertained the underlying economic assumptions relied upon by such sources.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company (formerly known as “Cannabis Strategies Acquisition Corp.” and “Ayr Strategies Inc.”, respectively) was incorporated on July 31, 2017 under the Business Corporations Act (Ontario). Ayr continued on May 24, 2019 into British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”), changed its name to “Ayr Strategies Inc.”, and amended its financial year-end from September 30 to December 31 in connection with its Qualifying Transaction. The Company changed its name to “Ayr Wellness Inc.” on February 11, 2020. The registered office of the Company is located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8. The head office of the Company  is located at 2601 South Bayshore Drive, Suite 900, Miami, FL, 33133.

The subordinate voting shares, restricted voting shares and limited voting shares of the Company (the “Subordinate Voting Shares”, “Restricted Voting Shares” and “Limited Voting Shares”, respectively, and collectively, the “Equity Shares”) are trading under the single symbol “AYR.A” on the Canadian Stock Exchange (the “CSE”). The Equity Shares are also trading on the Over-the-Counter Market in the United States under the symbol “AYRWF”.

The Subordinate Voting Share purchase warrants of the Company (“Warrants”) and rights of the Company (“Rights”), the latter of which were formerly convertible into Equity Shares on a 10-to-1 basis, formerly traded on the CSE under the symbols “AYR.WT” and “AYR.RT”, respectively, and ceased trading on September 30, 2021 and May 25, 2021, respectively, in connection with the expiry1 of such securities. See “General Development of the Business – Subsequent Developments – Acceleration of Expiry Date of Warrants” and “General Development of the Business – Subsequent Developments – Expiry of Rights”.

The multiple voting shares of the Company (the “Multiple Voting Shares”), Exchangeable Shares (defined below), and the Mercer Warrants are unlisted. The Multiple Voting Shares and the Equity Shares are together referred to herein as the “Shares”.

Ayr’s 12.5% senior secured notes (the “Senior Notes”) began trading on the CSE effective April 21, 2021 under the symbol “AYR.NT.U”. The Senior Notes, in the aggregate principal amount of $110 million, were initially issued on December 10, 2020 through a private placement led by Canaccord Genuity Corp. On November 12, 2021, an additional approximately $147 million in Senior Notes were issued (the “Additional Notes”). The Senior Notes and the Additional Notes pay interest of 12.5% per annum (semi-annually) and mature on December 10, 2024.

1 2,874,058 Warrants held by Mercer (the “Mercer Warrants”) did not expire on September 30, 2021, in accordance with the terms of the Warrant Agreement, and remain issued and outstanding. Each Mercer Warrant is exercisable for one (1) Subordinate Voting Share for an exercise price of $9.07.

Intercompany Relationships

The following is an organizational summary of the Company as of March 29, 2022:

Subsidiaries	State of operation	Purpose
Ayr Wellness Inc.	British Columbia, CA	Parent Company
Ayr Wellness Holdings LLC	NV	Corporate - Holding Company
CSAC Holdings Inc.	NV	Corporate - Holding Company
CSAC Acquisition Inc.	NV	Corporate - Holding Company
CSAC Acquisition MA Corp	NV	Corporate - Holding Company
CSAC Acquisition MA II Corp.	NV	Corporate - Holding Company
CSAC Acquisition FL Corp ("CSAC FL")	NV	Corporate - Holding Company
CSAC Acquisition PA Corp ("CSAC PA")	NV	Corporate - Holding Company
CSAC Acquisition PA II Corp ("CSAC PA II")	NV	Corporate - Holding Company
CSAC Acquisition PA III Corp	NV	Corporate - Holding Company
CSAC Acquisition AZ Corp ("CSAC AZ")	NV	Corporate - Holding Company
CSAC Acquisition NJ Corp	NV	Corporate - Holding Company
CSAC Acquisition DE Corp	NV	Corporate - Holding Company
CSAC Acquisition IL Corp	NV	Corporate - Holding Company
CSAC Acquisition NV Corp	NV	Corporate - Holding Company
Ayr Ohio LLC	OH	Corporate - Holding Company
Ayr NJ, LLC	NV	Management Company
CSAC Ohio, LLC	NV	Production
Sira Naturals, Inc.	MA	Cultivation, Production, and Retail
Cultivauna, LLC	MA	Production
CannaPunch of Nevada LLC	NV	Branded Manufactured Products
LivFree Wellness, LLC	NV	Retail
Tahoe-Reno Botanicals, LLC	NV	Cultivation
Tahoe-Reno Extractions, LLC	NV	Production
Kynd-Strainz, LLC	NV	Retail
Lemon Aide, LLC	NV	Retail
Tahoe Hydroponics Company, LLC(1)	NV	Managed Services - Cultivation and Production
NV Green, Inc(1)	NV	Managed Services - Production
DocHouse, LLC	PA	Cultivation and Production
CannTech PA, LLC ("CannTech PA")	PA	Cultivation, Production, and Retail
Blue Camo LLC (doing business as ("dba") "Oasis")	AZ	Corporate - Holding Company
Ocotillo Vista, Inc	AZ	Cultivation, Production, and Retail
Total Health and Wellness, Inc.	AZ	Cultivation, Production, and Retail
WillCox OC, LLC ("WillCox") (owned 60%)	AZ	Cultivation
242 Cannabis LLC (referred to as "Liberty")	FL	Real Estate
DFMMJ Investments LLC (dba "Liberty Health Sciences Florida LTD.") (referred to as "Liberty")	FL	Cultivation, Production, and Retail
Greenlight Management, LLC	OH	Managed Services - Cultivation
Greenlight Holdings, LLC	OH	Real Estate
GSD NJ, LLC	NJ	Cultivation, Production, and Retail
PA Natural Medicine, LLC ("PA Natural")	PA	Retail
Eskar Holdings, LLC ("Eskar")	MA	Retail
DWC Investments, LLC	NV	Real Estate
Parker RE MA, LLC	NV	Real Estate
Parker RE PA, LLC	NV	Real Estate
Clear Choice Admin Services, LLC	AZ	Payroll

Mercer Strategies PA, LLC	NV	Payroll
Parker Solutions PA, LLC	NV	Payroll
Mercer Strategies MA, LLC	NV	Payroll
Parker Solutions MA, LLC	NV	Payroll
Mercer Strategies FL, LLC	NV	Payroll
Parker Solutions FL LLC	FL	Payroll
Parker Solutions OH, LLC	NV	Payroll
Parker Solutions IL, LLC	NV	Payroll
BP Solutions LLC	NV	Payroll
Klymb Project Management, Inc.	NV	Corporate

(1)   Entered into an equity purchase agreement with CSAC Acquisition NV Corp. pending regulatory approval for the license transfers by the Nevada Cannabis Compliance Board. The Company has a controlling interest, and provides operational and service support to licensed cannabis companies. All intercompany balances and transactions are eliminated for consolidation.

On September 12, 2018, Ayr incorporated a wholly-owned subsidiary in Nevada, United States, named CSAC Holdings Inc., to facilitate the Qualifying Transaction (as defined below). On September 17, 2018, CSAC Holdings Inc. incorporated a wholly-owned subsidiary in Nevada, United States, named CSAC Acquisition Inc. (“CSAC AcquisitionCo”). On May 24, 2019, the Company  completed its acquisitions of control of the target businesses of: (i) Washoe Wellness, LLC (“Washoe”), a Nevada limited liability company, (ii) The Canopy NV, LLC (“Canopy”), a Nevada limited liability company, (iii) Sira Naturals, Inc. (“Sira”), a Massachusetts corporation, (iv) LivFree Wellness, LLC (“LivFree”), a Nevada limited liability company, and (v) CannaPunch of Nevada LLC, a Nevada limited liability company (“CannaPunch”), and entered into either a services agreement or operations agreement with Washoe, Canopy and LivFree pending regulatory approval for the consummation of the transaction, which collectively constituted its qualifying transaction (collectively, the “Qualifying Transaction”). Subsequent to the Qualifying Transaction, the Company expanded its operations into the States of Pennsylvania, Florida, Arizona, New Jersey, and Ohio. The Company has also entered into definitive agreements to expand its operations into the State of Illinois. See “General Development of the Business – Three-Year History – Subsequent Developments – Recent Acquisitions” and “General Development of the Business – Three-Year History – Subsequent Developments – Proposed Acquisitions”.

Ayr’s principal shareholder, Mercer Park CB, L.P. (“Mercer”), is a limited partnership formed under the laws of the State of Delaware, of which Mercer Park CB GP, LLC is the general partner, and which is indirectly controlled by Jonathan Sandelman. Mercer is a privately-held family office based in New York, United States, the executive leadership and entrepreneurial expertise, investment and deal experience and network of which have been a critical component of Ayr’s success to date. Mercer Park, L.P., the parent of Mercer, provides services to the Company pursuant to a services agreement.

On March 5, 2021, Ayr formed Ayr Wellness Holdings LLC (“AWH LLC”), a Nevada limited liability company, as a new holding company. Ayr owns all of the membership interests in AWH LLC and AWH LLC owns all of the shares of CSAC Holdings Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year Summary

Initial Public Offering

In 2017, the Company completed its initial public offering (the “Offering”). Concurrent with the completion of the Offering, Mercer, Kamaldeep Thindal and Charles Miles (or persons or companies controlled by them) (collectively with Mercer, the “Founders”) purchased an aggregate of 3,434,298 Class B shares of the Company (each, a “Class B Share”) (such Class B Shares issued to the Founders referred to as the “Founders’ Shares”), consisting of 3,415,438 Class B Shares purchased by Mercer, 9,430 Class B Shares purchased by Kamaldeep Thindal, and 9,430 Class B Shares purchased by Charles Miles. In addition, Mercer purchased an aggregate of 262,188 Class B units of the Company (each, a “Class B Unit”) at C$10.00 per Class B Unit and 2,621,870 warrants (the “Founders’ Warrants”) at C$1.00 per Founders’ Warrant. Each Class B Unit consisted of one Class B Share, one Warrant and one Right. The Founders’ Warrants were subject to the same terms and conditions as the Warrants underlying the Class A Restricted Voting units of the Company (the “Class A Restricted Voting Units”) and Class B Units. The Rights underlying the Class B Units were subject to the same terms and conditions as the Rights underlying the Class A Restricted Voting Units.

Qualifying Transaction

On May 24, 2019, Ayr completed its acquisitions which qualified as its Qualifying Transaction, the businesses of which are briefly summarized below under “Ayr’s Businesses”. The Company’s businesses operate in the cultivation, manufacturing, branding and/or retail, as applicable, of cannabis products in the states of Massachusetts and Nevada.

The aggregate purchase price consideration for the Qualifying Transaction payable by Ayr was comprised of a combination of cash, debt and the issuance of non-voting Exchangeable Shares of CSAC AcquisitionCo (the “Exchangeable Shares”) to the vendors thereof, which are exchangeable, on a one-for-one basis, into Subordinate Voting Shares, at the option of the holder, and are designed to be economically equivalent (without taking into account tax consequences) to the Subordinate Voting Shares.

Any summary information of certain material terms from definitive agreements, as may have been amended, in respect of the acquisitions of Washoe, Canopy, Sira, LivFree, and CannaPunch (collectively the “Definitive Agreements”) is not exhaustive and is qualified in its entirety by reference to the terms of the Definitive Agreements, which may be found on Ayr’s profile on SEDAR at www.sedar.com.

Ayr previously provided administrative, consulting, and operations services to licensed cannabis establishments in the State of Nevada, specifically to the businesses of Washoe, Canopy and LivFree, through separate services and operations agreements governed by Nevada law, pending regulatory approval to transfer the applicable Washoe, Canopy and LivFree cannabis licenses to the Company. Washoe, Canopy, and LivFree received regulatory approval to transfer such licenses to the Company on April 27, 2021. Effective September 21, 2021, the Washoe, Canopy and LivFree licensed entities were transferred to the Company, such that CSAC AcquisitionCo now wholly-owns LivFree Wellness LLC, Tahoe-Reno Botanicals, LLC, Tahoe-Reno Extractions, LLC, Kynd-Strains LLC and Lemon-Aide LLC.

In connection with each Definitive Agreement, Ayr entered into the corresponding support agreement as well as an exchange rights agreements with CSAC AcquisitionCo and the respective holders of the Exchangeable Shares (collectively, the “Exchange Rights Agreements”) for the benefit of the sellers under each Definitive Agreement, whereby Ayr agreed to make certain covenants in favor of the sellers to protect their rights as holders of Exchangeable Shares. Among other things, Ayr agreed to reserve an amount of applicable Subordinate Voting Shares for issuance upon exchange of the Exchangeable Shares, and upon notice to Ayr and CSAC AcquisitionCo, Ayr will issue such number of applicable Subordinate Voting Shares to a holder of Exchangeable Shares in exchange for the Exchangeable Shares of such holder, subject to the terms specified in the Exchange Rights Agreements. Additionally, Ayr has an overriding liquidation call right under the Exchange Rights Agreements to purchase all, but not less than all, of the Exchangeable Shares from the holders thereof upon a proposed liquidation, dissolution or winding-up of CSAC AcquisitionCo, as well as a redemption call right and retraction call right on the Exchangeable Shares, in each case for the consideration set forth in such agreements.

The description of the Exchange Rights Agreement is not exhaustive and qualified in its entirety by reference to the terms of such agreements, which may be found on Ayr’s profile on SEDAR at www.sedar.com. Further information about the Company and its operations can be obtained at www.ir.ayrwellness.com and under the Company’s profile at www.sec.gov and www.sedar.com. The information contained on such website are not a part of, nor are they incorporated by reference into, this Annual Report (or the equivalent thereof).

Subsequent Developments

Acquisitions Post-Qualifying Transaction

Pennsylvania Acquisitions

On November 18, 2020, Ayr completed its acquisition of 100% of the membership interests of DocHouse, LLC (“DocHouse”), a licensed grower-processor. The transaction includes DocHouse’s 38,000 sq. ft. cultivation and extraction facility, which has the capacity to expand to 74,000 sq. ft. The total purchase consideration paid for the transaction was $21.5 million, satisfied through $17.5 million in cash, $1.9 million in promissory notes payable, and $2.1 million in the form of approximately 128,000 Subordinate Shares of the Company.

On December 23, 2020, Ayr completed its acquisition of 100% of the membership interests of CannTech PA, a vertically integrated cannabis company with a grower-processor and dispensary permit. CannTech PA has a permit to operate six retail dispensaries and cultivation and processing facility.

The total purchase consideration of $64 million was comprised of $25 million in cash, $14 million of promissory notes, and $25 million in Exchangeable Shares (representing approximately 1.3 million Exchangeable Shares).

Recent Acquisitions

Florida Acquisition

On February 26, 2021, Ayr acquired 100% of licensed Liberty Health Sciences Inc. (“Liberty”) in a stock for stock combination pursuant to a Plan of Arrangement under the Business Corporations Act (British Columbia). Liberty shareholders received 0.03683 Equity Shares for each Liberty share held (subject to certain collars described in the purchase agreement that is filed under the Company’s profile on SEDAR), equating to the issuance approximately 13.0 million new Equity Shares on closing. The total purchase consideration was equivalent to approximately $406 million based on the closing price of the Equity Shares.

The assets acquired from Liberty include a 387-acre cultivation campus in Gainesville, FL with over 300,000 sq. ft. of current production facilities in operation, and 31 open retail dispensaries. As of March 29, 2022, Liberty had 45 open stores in the State of Florida, with approximately 620 employees.

Arizona Acquisition

On March 23, 2021, Ayr acquired 100% of the membership interests of Blue Camo LLC, which operates under the name Oasis, a vertically integrated cannabis operation in the State of Arizona, including three (3) medical and adult-use dispensaries in the greater Phoenix area, a 10,000 sq. ft. licensed cultivation and processing facility in Chandler and an 80,000 sq. ft. licensed and completed cultivation facility in Phoenix. The terms of the transaction include upfront consideration of $157.4 million, made up of $9.7 million in cash, $125.2 million in Exchangeable Shares (representing approximately 2.57 million Exchangeable Shares and 2.0 million Exchangeable Shares held in escrow and payable upon reaching certain cultivation targets) and $22.5 million in seller notes. Additional earn-out consideration through Q1 2023 may be paid in Exchangeable Shares.

Ohio Acquisitions

On March 30, 2021, Ayr completed its acquisition of 100% of the membership interests of the management company of Parma Wellness Center, LLC (Ohio) (“Parma”) and associated real estate. Total purchase consideration of $17 million in cash has been allocated as $13 million for the right-to-use licenses and $4 million for real estate. Ayr expects to complete construction of the facility by the end of the second quarter of 2022 and anticipates sales from the facility will commence in Q4 2022. Parma holds a provisional level one (1) medical marijuana cultivator license in Ohio, with initial construction plans for 25,000 sq. ft. of canopy inside a 58,000 sq. ft. building.

On March 31, 2021, Ayr completed the acquisition of the assets of Ohio Medical Solutions, Inc. (“OMS”), the Ohio processor previously owned by Vireo Health (CSE: VREO, OTCQX: VREOF). Total purchase consideration of $1.15 million was paid in cash. OMS, which holds a Certificate of Operation in Ohio for the processing of medical marijuana, is based in Akron, Ohio and manufactures cannabis-based products in a 9,000 sq. ft. processing facility.

Massachusetts Acquisitions

On July 1, 2021, Ayr acquired Eskar Holdings, LLC through a membership interest purchase agreement for total purchase consideration of $1 million in cash.

On February 15, 2022, Ayr acquired 100% of the equity interests in Cultivauna, LLC, the owner of Levia branded cannabis infused seltzers and water-soluble tinctures. The terms of the transaction included $20 million in upfront consideration, made up of up to $10 million in cash with the remainder in stock. An earn-out payment of up to an additional $40 million will be paid in Exchangeable Shares based on the achievement of revenue targets in 2022 and 2023.

New Jersey Acquisition

On September 15, 2021, Ayr completed the acquisition, through a wholly-owned subsidiary, of the purchase of 100% of the membership interests of GSD NJ LLC (“GSD”), one of the 12 existing vertical permit holders in New Jersey and one of the state’s original six (6) alternative treatment centers. GSD has three (3) open dispensaries, the maximum allowed under its permit, at heavily trafficked highway locations throughout the central region of the State, as well as approximately 30,000 sq. ft. of operational cultivation and production facilities. An additional 75,000 sq. ft. cultivation facility is completed and pending regulatory approval, as of the publication of this AIF. Total upfront consideration of $101 million includes $42 million in cash, $30 million in Exchangeable Shares and $30 million in the form of a promissory note. Earn-outs based on exceeding revenue target thresholds in 2022 will be capped at a maximum of $97 million and payable in a combination of cash, promissory notes and Exchangeable Shares.

Pennsylvania Acquisition

On October 4, 2021, Ayr completed the acquisition, through a wholly owned subsidiary, of the purchase of 100% of the membership interests of PA Natural Medicine, LLC (“PA Natural”), an operator of three licensed retail dispensaries, deepening Ayr’s presence in the rapidly growing medical market in the Commonwealth of Pennsylvania. PA Natural has locations in the college towns of Bloomsburg and State College, as well as Selinsgrove, PA and operates under the retail banner “Nature’s Medicine”. The terms of the transaction included upfront consideration of $80 million, made up of $19 million in Exchangeable Shares, $25 million in seller notes and $36.5 million in cash. Subsequent to December 31, 2021, the Company paid out the earn-out provision consisting of $10.0 million of cash, $14.9 million of promissory notes, and $14.9 million of Exchangeable Shares.

Proposed Acquisitions

Illinois Acquisition

On July 20, 2021, Ayr announced that it had entered into a definitive agreement to acquire Herbal Remedies Dispensaries, LLC (“Herbal”). Ayr intends to purchase 100% of the membership interests of Herbal, an operator of two licensed dispensaries in Quincy, Illinois, the county seat of Adams County, the western-most county in Illinois. The terms of the transaction include upfront consideration of $30 million, made up of $10 million in Exchangeable Shares, $12 million in notes and $8 million in cash. The acquisition is subject to customary closing conditions and regulatory approvals.

On November 22, 2021, Ayr entered into a definitive agreement to acquire Gentle Ventures, LLC d/b/a Dispensary 33 (“Dispensary 33”), and certain of its affiliates that collectively own and operate two licensed retail dispensaries in Chicago, Illinois. Ayr intends to acquire the equity interests in Dispensary 33 pursuant to a definitive purchase and sale agreement proposed to be entered into between Ayr, its affiliate, and Dispensary 33 and the holders of 100% of the equity interests’ holders of Dispensary 33. Upfront consideration is expected to consist of $55 million, including $12 million of cash, $3 million of seller notes and $40 million of stock. The acquisition is subject to customary closing conditions and regulatory approvals.

Nevada Acquisition

On July 19, 2021, Ayr announced that it had entered into a definitive purchase agreement to acquire Tahoe Hydroponics Company, LLC (“Tahoe Hydro”), a cultivation and production company, and NV Green, Inc. (“NV Green”), a production company. Tahoe Hydro operates approximately 33,000 sq. ft. of total cultivation and manufacturing space in its facilities in Carson City, Nevada, and Sparks, Nevada. Ayr intends to purchase 100% of the membership interests of Tahoe Hydro and NV Green, adding two cultivation licenses, one production license, and one distribution license to Ayr’s Nevada footprint. The terms of the transaction include, subject to adjustment, $17 million in total consideration, made up of $5 million in cash, $3.5 million in debt, and approximately $8.5 million in stock. As of February 1, 2022, Ayr provides administrative, consulting, and operations services to Tahoe Hydro through a separate management agreement governed by Nevada law.

Expiry of Rights

In accordance with the rights agreement between the Company and Odyssey Trust Company (“Odyssey”) dated December 21, 2017, as supplemented, all of the remaining unconverted Rights expired and became null and void on May 24, 2021.

Acceleration of Expiry Date of Warrants

The expiry date of the Warrants, which was previously scheduled for May 2024, became subject to acceleration in November 2020, after the closing price of the Subordinate Voting Shares equaled or exceeded C$18.00 for a period of 20 trading days within a 30-trading day period. In accordance with the terms of the warrant agency agreement dated December 21, 2017 between Ayr and Odyssey, as warrant agent, as amended (the “Warrant Agreement”), the Mercer Warrants were not subject to such accelerated expiry and remain issued and outstanding.

On August 31, 2021, Ayr provided notice of the accelerated expiry date of the Warrants in accordance with the terms of the. On notice in accordance with the applicable provisions of the Warrant Agency Agreement, the expiry date of the Warrants (other than the Mercer Warrants) was accelerated to 5:00 p.m. (Toronto time) on September 30, 2021. Ayr also announced a C$0.75 incentive for the exercise of Warrants available to the holders of Warrants (“Warrantholders”) who exercised their Warrants for cash. Upon exercise, a Warrantholder was entitled to receive one (1) Subordinate Voting Share at an exercise price of C$11.50 (C$10.75 net of the incentive) per Subordinate Voting Share (with each Subordinate Voting Share being subject to automatic conversion on a one-for-one basis into Restricted or Limited Voting Share in accordance with the articles of the Company), for each whole Warrant, subject to adjustment in certain circumstances in accordance with the terms and conditions of the Warrant Agreement.

On October 20, 2021, Ayr announced that a total of 5.85 million (91%) of the publicly-held Warrants exercised were exercised for cash and received the benefit of the incentive, pursuant to which Ayr added approximately $49.5 million in cash to its balance sheet. The remaining 9% of publicly-held Warrants exercised were settled for Equity Shares on a net basis.

Change of Auditor

On August 16, 2021, Ayr changed its auditor from MNP LLP to Marcum LLP. MNP LLP, in coordination with Ayr, advised that it was resigning because it is strictly a mid-market firm and with Ayr’s recent acquisitions and expanding market capitalization, the Company no longer met their criteria of a mid-market audit client. MNP LLP also confirmed that there were no disagreements or unresolved issues between Ayr and MNP LLP in connection with its resignation as Ayr’s auditor.

Share Buyback

On August 25, 2021, Ayr announced the authorization of the repurchase of up to 5% of the Equity Shares, the maximum amount allowed for CSE listed companies, over the following 12 months pursuant to a normal course issuer bid. As of March 1, 2022, Ayr had repurchased 645,300 Equity Shares, which are now held by the Company in treasury, in addition to a total of 93,900 Equity Shares that were repurchased and cancelled, under the repurchase program.

Private Placement of Additional Notes under the Indenture

On November 12, 2021, the Company completed a private placement offering of approximately $133 million aggregate principal amount of secured promissory notes at a premium price of $1,070 per $1,000, resulting in approximately $147 million of proceeds. The resulting yield-to-maturity is 9.8% per annum. The Additional Notes were issued pursuant to a trust indenture dated December 10, 2020  (the “Original Indenture”) between the Company and Odyssey, as amended by the first supplemental indenture dated as of February 12, 2021 (the “First Supplemental Indenture”) and the second supplemental indenture dated as  of November 10, 2021 (the “Second Supplemental Indenture” and together with the Original Indenture and First Supplemental Indenture, the “Indenture”). The Additional Notes are considered “Additional Notes” and as a single series with the existing Senior Notes under the Indenture.

DESCRIPTION OF THE BUSINESS

Ayr Wellness Inc. is a national cannabis consumer packed goods company and retailer. Founded in 2019 and headquartered in Miami, Florida since 2021 the Company is focused on delivering high quality cannabis products and a premium customer experience throughout its footprint. As of December 31, 2021, the Company has operations in seven U.S. States and employs roughly 2,300 people. The Company, through its subsidiaries and affiliates, holds, operates and manages licenses and permits in the States of Arizona, Florida, Massachusetts, Nevada, New Jersey, Ohio, and Pennsylvania.

The Company’s strategy is to vertically integrate through the consolidation of cultivation, production, distribution, and dispensation of cannabis brands and products at scale. The Company’s portfolio of consumer-packaged goods brands includes Kynd, Origyn Extracts, Levia, STiX Preroll Co., Secret Orchard, and Entourage, among others. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company owns and operates a chain of cannabis retail stores under brand names including AYR, Liberty Health Sciences, and The Dispensary. Ayr owns stores under other names, primarily where stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the AYR retail brand name over time. The income of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of March 29, 2022, Ayr operates 67 retail stores, located across Ayr’s portfolio.

Strategy

The Company’s business strategy is to evaluate each market opportunity pursuant to the relevant local competitive and regulatory landscape, supply/demand dynamics, and growth potential. The Company evaluates the economic viability of each opportunity before making capital allocation decisions and may decide to participate in one or more facets of the supply chain based on the dynamics mentioned above. The Company targets best-in-class assets in relevant markets with large addressable populations in  states with disciplined license structures that are either currently or soon expected to be approved for adult-use cannabis sales. By establishing a substantial presence in markets that have the greatest growth potential, the Company expects to be well‐positioned for future growth in adult‐use cannabis as the market continues to expand.

Growth

The Company remains focused on pursuing acquisition opportunities in markets with disciplined license structures that complement its existing portfolio while deepening its presence in current markets. The Company’s financial capacity will help the Company emerge as an even stronger player in this capital constrained industry. The Company plans to implement its growth strategy by targeting acquisition opportunities in jurisdictions with disciplined license structures, applying for de novo licenses and deepening its presence in its current markets.

Targeting acquisition opportunities in limited licenses jurisdictions. The Company is pursuing acquisition opportunities in limited license markets with high barriers to entry.

Applying for de novo licenses. The Company is actively seeking additional avenues of growth in its existing markets and other key markets.

Deepening its presence in current markets. The Company currently operates in markets with disciplined license structures, where State-level restrictions limit the number of cannabis licenses awarded, resulting in high barriers to entry, limited market participants, and long-term competitive advantages.

Licenses

The following table provides a list of the licenses granted to companies and facilities operated by, or to which operational support is provided by, the Company as of March 29, 2022.

Entity on License	d/b/a	Address Attached to License	Type	License	Certificate/License #	Summary
			Certificate	State of Nevada – Medical Marijuana Cultivation – Cannabis Compliance Board	74378723704914675084	Cultivation – Medical
			Certificate	State of Nevada – Adult-Use Marijuana Cultivation – Cannabis Compliance Board	68096361433916615303	Cultivation – Adult-Use
LivFree Wellness LLC		3900 Ponderosa Way, Las Vegas, NV 89118	Certificate	State of Nevada – Medical Marijuana Production – Cannabis Compliance Board	52864127312203226338	Production – Medical
			Certificate	State of Nevada – Adult-Use Marijuana Production – Cannabis Compliance Board	59998657224967428496	Production – Adult-Use
			License	Clark County – Medical Cultivation/Production & Retail Cultivation/Production/Distribution – Department of Business License	2000178.MMR-301	Cultivation/Production/ Distribution – Medical/Adult-Use
			License	City of Las Vegas – Conditional License – Cannabis Production Facility OLV – Department of Planning	M67-00022	Production
LivFree Wellness LLC	The Dispensary	8605 S Eastern Ave Las Vegas, NV 89123	Certificate	State of Nevada – Adult-Use Retail Store – Cannabis Compliance Board	64345737726226352455	Retail – Adult-Use
			License	Clark County – Temporary Business License – Cannabis Master License Retail Store – Department of Business License	2000229-MMR-301	Retail – Adult-Use
			Certificate	State of Nevada – Medical Marijuana Dispensary – Cannabis Compliance Board	60215712221216816750	Retail – Medical
LivFree Wellness LLC	The Dispensary	5347 S. Decatur, Las Vegas, NV 89118	Certificate	State of Nevada – Adult-Use Retail Store – Cannabis Compliance Board	71224329369156133247	Retail – Adult-Use
			Certificate	State of Nevada – Adult-Use Distribution – Cannabis Compliance Board	14504799651148975256	Distribution – Adult-Use

			License	Clark County – Limited Business License Cannabis Retail Store/Medical Dispensary – Department of Business License	2000118.MMR-301	Retail – Medical/Adult-Use
			Certificate	State of Nevada – Medical Marijuana Dispensary – Cannabis Compliance Board	54403159919762505142	Retail – Medical
			Certificate	State of Nevada – Adult-Use Retail Store – Cannabis Compliance Board	08792343110299625005	Retail – Adult-Use
LivFree Wellness LLC	The Dispensary	50 N. Gibson, Henderson, NV 89014	License	City of Henderson – Medical Marijuana Dispensary – Finance Department	2017305992	Retail – Medical
			License	City of Henderson – Adult-Use Marijuana Distributor – Finance Department	2017306144	Distribution – Adult-Use
			License	City of Henderson – Adult-Use Marijuana Retail Store – Finance Department	2017305994	Retail – Adult-Use
LivFree Wellness LLC	The Dispensary	100 W. Plumb Lane, Reno, NV 89509	Certificate	State of Nevada – Medical Marijuana Dispensary – Cannabis Compliance Board	04186481440349513323	Retail – Medical
			Certificate	State of Nevada – Adult-Use Retail Store – Cannabis Compliance Board	71702389611437559364	Retail – Adult-Use
The Dispensary		100 W. Plumb Lane, Reno, NV 89509	License	City of Reno – Medical Marijuana Dispensary – City Clerk	R101848Q	Retail – Medical
The Dispensary		100 W. Plumb Lane, Reno, NV 89509	License	City of Reno – Marijuana Establishment-Retail Store – City Clerk	R145282Q	Retail – Adult-Use
The Dispensary		100 W. Plumb Lane, Reno, NV 89509	License	City of Reno – Marijuana Establishment – Annual Merchandise Sales License – City Clerk	R134462A	Merchandise Sales
LivFree Wellness LLC	The Dispensary	435 Eureka Avenue, Reno, NV 89512	Certificate	State of Nevada – Medical Marijuana Cultivation – Cannabis Compliance Board	96804690721657828547	Cultivation – Medical
			Certificate	State of Nevada – Medical Marijuana Production – Cannabis Compliance Board	18668881888004789228	Production – Medical
			Certificate	State of Nevada – Adult-Use Marijuana Cultivation – Cannabis Compliance Board	94104154254817748080	Cultivation – Adult-Use
			Certificate	State of Nevada – Adult-Use Production – Cannabis Compliance Board	56693629355290417097	Production – Adult-Use
			License	City of Reno – Medical Marijuana Production – City Clerk	R145364Q	Production – Medical
			License	City of Reno – Medical Marijuana Cultivation – City Clerk	R145363Q	Cultivation – Medical
			License	City of Reno – Marijuana Establishment – City Clerk	R145362A	Marijuana Establishment
			License	City of Reno – Marijuana Establishment – City Clerk	R145361A	Marijuana Establishment
			License	City of Reno – Adult-Use Production – City Clerk	R145418Q	Production – Adult-Use
			License	City of Reno – Adult-Use Cultivation – City Clerk	R145417Q	Cultivation – Adult-Use
Tahoe-Reno Botanicals LLC	Kynd Cannabis Company	1645 Crane Way, Sparks, NV 89431	Certificate	State of Nevada – Medical Marijuana Cultivation – Cannabis Compliance Board	82842542964915513809	Cultivation – Medical
			Certificate	State of Nevada – Adult-Use Marijuana Cultivation – Cannabis Compliance Board	20856188563796491040	Cultivation – Adult-Use
Tahoe-Reno Botanicals LLC		1645 Crane Way, Sparks, NV 89431	License	City of Sparks – Adult-Use Marijuana Cultivation – Business License Division	S080844Q-LIC	Cultivation – Adult-Use
			Certificate	State of Nevada – Medical Marijuana Production – Cannabis Compliance Board	12078072637090304628	Production – Medical
Tahoe-Reno Extractions LLC	Kynd Cannabis Company	1645 Crane Way, Sparks, NV 89431	Certificate	State of Nevada – Adult-Use Production – Cannabis Compliance Board	76163748746660781629	Production – Adult-Use
			Certificate	State of Nevada – Adult-Use Distribution – Cannabis Compliance Board	77027711033924812731	Distribution – Adult-Use
Tahoe-Reno Extractions LLC		1645 Crane Way, Sparks, NV 89431	License	City of Sparks – Adult-Use Marijuana Production – Business License Division	S080842Q-LIC	Production – Adult-Use
			License	City of Sparks – Adult-Use Marijuana Distributor – Business License Division	S080843Q-LIC	Distribution – Adult-Use
Kynd Cannabis Company		1645 Crane Way, Sparks, NV 89431	License	City of Las Vegas – Conditional License – Cannabis Cultivation Facility OLV – Department of Planning	M69-00021	Cultivation
			License	City of Las Vegas – Conditional License – Cannabis Production Facility OLV – Department of Planning	M69-00036	Production

Kynd-Strainz LLC	MYNT Cannabis Dispensary	132 E. Second St., Reno, NV 89501	License	City of Reno – Marijuana Establishment – City Clerk	R134783A	Retail – Adult-Use
			Certificate	State of Nevada – Medical Marijuana Dispensary – Cannabis Compliance Board	97519348303293892007	Retail – Medical
			Certificate	State of Nevada – Adult-Use Retail Store – Cannabis Compliance Board	46934338604709544132	Retail – Adult-Use
			License	City of Reno – Medical Marijuana Dispensary – City Clerk	R101872Q	Retail – Medical
MYNT Cannabis Dispensary		132 E. Second St., Reno, NV 89501	License	City of Reno – Marijuana Establishment-Retail Store – City Clerk	R145321Q	Retail – Adult-Use
Lemon Aide, LLC		340 Lemmon Drive, Reno, NV 89506	Certificate	State of Nevada – Medical Marijuana Dispensary – Cannabis Compliance Board	80994578239784321818	Retail – Medical
Lemon Aide, LLC		340 Lemmon Drive, Reno, NV 89506	Certificate	State of Nevada – Adult-Use Retail Store – Cannabis Compliance Board	13244303247046007918	Retail – Adult-Use
Lemon Aide, LLC	MYNT Cannabis Dispensary	340 Lemmon Drive, Reno, NV 89506	License	Washoe County – Marijuana Retail Store/Dispensary – Washoe County Business License	W000013ME-LIC	Retail – Medical/Adult-Use
			Certificate	State of Nevada – Adult-Use Marijuana Cultivation – Cannabis Compliance Board	80476394983467584488	Cultivation – Adult-Use
			Certificate	State of Nevada – Adult-Use Marijuana Production – Cannabis Compliance Board	08300436904530710396	Production – Adult-Use
			Certificate	State of Nevada – Medical Marijuana Cultivation – Cannabis Compliance Board	33102338992967161675	Cultivation – Medical
NV Green Inc.		1475 Hymer Ave Suite A, Sparks, NV 89431	Certificate	State of Nevada – Medical Marijuana Production – Cannabis Compliance Board	51157511271279283787	Production – Medical
			License	City of Las Vegas – Conditional License – Cannabis Production Facility OLV – Department of Planning	M67-00020	Production
			License	City of Las Vegas – Conditional License – Cannabis Cultivation Facility OLV – Department of Planning	M67-00027	Cultivation
			License	City of Sparks – Adult-Use Marijuana Cultivation – Business License Division	S082294Q-LIC	Cultivation – Adult-Use
			License	City of Sparks – Adult-Use Marijuana Production – Business License Division	S082295Q-LIC	Production – Adult-Use
Tahoe Hydroponics Company LLC		3535 Arrowhead Dr Ste B, Carson City, NV 89706	Certificate	Carson City – Marijuana Distributor – Business License Division	MJ-004914-2020	Distribution
			Certificate	Carson City – Marijuana Cultivation – Business License Division	MJ-004913-2020	Cultivation
			License	City of North Las Vegas – Marijuana Distributor Outside NLV – Land Development and Community Services	BL115813	Distribution
			License	City of Henderson – Adult-Use Marijuana Distributor – Finance Department	2019311882	Distribution – Adult-Use
			License	City of Las Vegas – Cannabis Distributor OLV – Department of Planning	M67-00047	Distribution
			License	City of Las Vegas – Conditional License – Cannabis Cultivation OLV – Department of Planning	M67-00040	Cultivation
			Certificate	State of Nevada – Medical Marijuana Cultivation – Cannabis Compliance Board	97712183133535367749	Cultivation – Medical
			Certificate	State of Nevada – Adult-Use Marijuana Cultivation – Cannabis Compliance Board	15066280419696569275	Cultivation – Adult-Use
			Certificate	State of Nevada – Adult-Use Distribution – Cannabis Compliance Board	33766980341791854561	Distribution – Adult-Use
Ocotillo Vista, Inc.	Oasis	6676 West Bell Road, Glendale, AZ 85308	Certificate	ADHS – Medical Marijuana Dispensary Registration Certificate	00000109DCIT00443532	Retail – Medical
			Certificate	ADHS – Marijuana Establishment License	00000051ESYP04501588	Retail – Recreational
Total Health & Wellness, Inc.	Oasis	17006 S. Weber Drive, Chandler, Arizona 85226	Certificate	ADHS – Medical Marijuana Dispensary Registration Certificate	00000100DCWU00857159	Retail – Medical
			Certificate	ADHS – Marijuana Establishment License	00000021ESQX24132908	Retail – Recreational
			Certificate	ADHS – Medical Marijuana Dispensary Registration Certificate	00000036DCOP00819772	Retail – Medical
Total Health & Wellness, Inc.	Oasis	26427 S Arizona Ave, Chandler, AZ 85248	Certificate	ADHS – Marijuana Establishment License	00000060ESTV86857950	Retail – Recreational
		950 US Highway 1, Woodbridge, NJ 07095	Permit	CRC – Cultivate, process, and dispense medicinal marijuana	11202013 A	Cultivation, Production, Retail – Medical
GSD NJ, LLC	Garden State Dispensary		Permit	CRC – Manufacture medicinal marijuana	11202013 B	Production – Medical
		2536 Rt. 22, Union, NJ 07083	Permit	CRC – Dispense medicinal marijuana	11202013 C	Retail – Medical

		59 NJ-35, Eatontown, NJ 07724	Permit	CRC – Dispense medicinal marijuana	11202013 D	Retail – Medical
Sira Naturals, Inc.		48 North Beacon Street, Watertown, MA 02472	License	CCC – Registered Marijuana Dispensary	RMD-325	Retail – Medical
Sira Naturals, Inc.	Sira Naturals	240 Elm Street, Somerville, MA 02114	License	CCC – Registered Marijuana Dispensary	RMD-245	Retail – Medical
Sira Naturals, Inc.		29 Franklin Street, Needham, MA 02492	License	CCC – Registered Marijuana Dispensary	RMD-625	Retail – Medical
			License	CCC – Marijuana Establishment License (Cultivation/Tier 3 – Indoor)	MC281252	Cultivation
Sira Naturals, Inc.		13 Commercial Way, Milford, MA 01757	License	CCC – Marijuana Establishment License (Product Manufacturer)	MP281303	Production
			License	CCC – Marijuana Establishment License (Transporter with Other Existing ME License)	MX281310	Transportation
Sira Naturals, Inc.		1 Industrial Way, Milford MA 01751	License	CCC – Marijuana Establishment License (Cultivation/Tier 3 – Indoor)	MC282015	Cultivation
Sira Naturals, Inc.		5-7 Industrial Way, Milford, MA 01757	License	CCC – Provisional Marijuana Establishment License (Cultivation/Tier 8 – Indoor)	MC283066	Cultivation
			License	CCC – Provisional Marijuana Establishment License (Product Manufacturer)	MP281613	Production
Cultivauna, LLC	Levia	68 Tenney Street, Georgetown, MA 01833	License	CCC – Marijuana Establishment License (Product Manufacturer)	MP281871	Production
AYR Wellness		844 East Tallmadge Avenue, Akron, Ohio, 44310	License	City of Akron – Medical Marijuana Processor Operating License	001	Production – Medical
			Certificate	State of Ohio – Medical Marijuana Processor Operating License	MMCPP00102	Production – Medical
DFMMJ Investments, LLC	Liberty Health Sciences	18770 N County Road 225, Gainesville, Florida, 32609	License	Medical Marijuana Treatment Center	MMTC-2015-0002	Cultivate, process, transport, retail – Medical
CannTech PA, LLC		535 Keystone Drive, Warrendale, PA 15086	Permit	DOH OMM – Operate Medical Marijuana Grower/Processor Facility	CR04-GP20-5701	Cultivation – Medical
CannTech PA, LLC		809 Sampson Street, New Castle, PA 16101	Permit	DOH OMM – Operate Medical Marijuana Dispensary Facility	CR04-D20-6701 A	Retail – Medical
CannTech PA, LLC	Ayr Wellness	505 W. Germantown Pike, Plymouth Meeting, PA 19462	Permit	DOH OMM – Operate Medical Marijuana Dispensary Facility	CR04-D20-6701 B	Retail – Medical
CannTech PA, LLC		112 Northtowne Square, Gibsonia PA 15044	Permit	DOH OMM – Operate Medical Marijuana Dispensary Facility	CR04-D20-6701 C	Retail – Medical
CannTech PA, LLC		712 Lancaster Ave., Bryn Mawr, PA 19010	Permit	DOH OMM – Operate Medical Marijuana Dispensary Facility	CR04-D20-6701 D	Retail – Medical
CannTech PA, LLC		801 Horsham Rd, Montgomeryville, PA 18936	Permit	DOH OMM – Operate Medical Marijuana Dispensary Facility	CR04-D20-6701 E	Retail – Medical
DocHouse LLC		740 Ann St Pottsville, PA 17901	Permit	DOH OMM – Operate Medical Marijuana Grower/Processor Facility	GP18-1002	Cultivation – Medical
PA Natural Medicine LLC	Nature’s Medicine	261-269 Columbia Mall Dr., Bloomsburg, PA 17815	Permit	DOH OMM – Operate Medical Marijuana Dispensary Facility	D-4007-17 A	Retail – Medical
PA Natural Medicine LLC		1420 N. Susquehanna Trail, Selinsgrove, PA 17870	Permit	DOH OMM – Operate Medical Marijuana Dispensary Facility	D-4007-17 B	Retail – Medical
PA Natural Medicine LLC		2105 N. Atherton St., State College, PA 16803	Permit	DOH OMM – Operate Medical Marijuana Dispensary Facility	D-4007-17 C	Retail – Medical

Intangible Assets

As of December 31, 2021, intangible assets had a net book value of $978,915,457 million (excluding goodwill) and consisted of the following: Licenses, Right-to-use Licenses, Host community agreements and Trade name / brand which have useful lives of 15, 15, 15, and 5 years, respectively. Amortization is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Such assets are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that they might be impaired.

Employees

As of December 31, 2021, the Company had approximately 2,300 employees. The Company seeks to attract, hire and promote the most qualified and diverse candidates for each position. Based on both acquisitions and hires, the Company leverages experience from multiple individuals that have been in the regulated cannabis market. The Company draws upon this knowledge base and proven training program to develop and educate employees. With policies and procedures that have successfully been rolled out in multiple markets, the Company uses these proven policies and procedures where applicable to other businesses in order to meet the operational expectations for each market. The Company seeks to ensure that staff are appropriately trained and ensure the safety and welfare of employees at the Company’s facilities. Leveraging existing operations in legal adult use States, all new employees receive true hands-on training prior to starting in their new market. Setting the tone from the top, the Company’s executive team goes above and beyond to seek to ensure that all individuals within the Company are held to the highest standards, particularly with respect to compliance.

Foreign Operations

The Company does not currently have any foreign operations outside of the United States. Neither the Company nor any reportable segment of the Company has any dependence upon foreign operations outside of the United States.

Investment Policies

The Company may provide working capital facilities to its acquisition targets in order to fund development of assets prior to completion of the acquisitions, where it is to the benefit of the Company to do so.

No Bankruptcy Proceedings

There are presently no bankruptcy, receivership, or similar proceedings against the Company or any of its subsidiaries, including voluntary bankruptcy, receivership, or similar proceedings, nor have there been any such proceedings within the three (3) most recently completed financial years.

CANNABIS MARKET OVERVIEW

On February 8, 2018, the Canadian Securities Administrators revised their previously released Staff Notice 51-352, which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular State’s regulatory framework. All issuers with U.S. cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in disclosure documents. As a result of the Company’s existing operations in Massachusetts, Nevada, Pennsylvania, Florida, Arizona, New Jersey, and Ohio, Ayr provides the following disclosure:

The legalization and regulation of marijuana for medical use is being implemented at the State level in the United States. State laws regulating cannabis are in direct conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain States and territories of the United States authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the CSA. Although the Company’s business activities are believed to be compliant in all material respects with applicable U.S. State and local law, strict compliance with State and local laws with respect to cannabis may neither absolve Ayr of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against Ayr.

The following table is intended to assist readers in identifying those parts of this AIF that address the disclosure expectations outlined in Staff Notice 51-352.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross-Reference
All Issuers with U.S. Marijuana- Related Activities

Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.

- Description of the Business
	Prominently State that marijuana is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	- Cover page (disclosure in bold typeface) - Cannabis Market Overview (disclosure in bold typeface)

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

-

Cover page

(disclosure in bold typeface)

-

Federal Regulatory Environment

-

U.S. Federal Enforcement Priorities

-

Risk Factors – While legal under applicable U.S. State law, Ayr’s business activities are illegal under U.S. federal law

-

Risk Factors – The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined

Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

- Risk Factors – Service providers could suspend or withdraw service - Risk Factors – While legal under applicable U.S. State law, Ayr’s business activities are illegal under U.S. federal law

Given the illegality of marijuana under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.

-

Ability to Access Public and Private Capital

-

Risk Factors – Ayr may be subject to restricted access to banking in the United States and Canada

-

Risk Factors – Ayr’s investments in the U.S. are subject to applicable anti-money laundering laws and regulations

	Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana related activities.	- Exposure to U.S. Marijuana Related Activities

Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable State regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

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The Company has received and continues to receive legal input regarding (a) compliance with applicable State regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law in certain respects. The Company receives such advice on an ongoing basis but does not have a formal legal opinion on such matters.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross-Reference
U.S. Marijuana Issuers with direct involvement in cultivation or distribution

Outline the regulations for U.S. States in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. State.

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Cannabis Market Overview – Nevada

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Cannabis Market Overview – Massachusetts

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Cannabis Market Overview – Pennsylvania

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Cannabis Market Overview – Florida

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Cannabis Market Overview – Ohio

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Cannabis Market Overview – New Jersey

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Cannabis Market Overview – Arizona

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Cannabis Market Overview – Illinois

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State Regulatory Landscapes

Discuss the issuer’s program for monitoring compliance with U.S. State law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. State law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s license, business activities or operations.

- Cannabis Market Overview – Compliance with State Regulatory Frameworks

In accordance with Staff Notice 51-352, below is a discussion of the federal and State-level U.S. regulatory regimes in those jurisdictions where Ayr is directly or indirectly involved through its subsidiaries. Ayr is currently indirectly engaged in the manufacture, possession, use, sale or distribution of cannabis and/or holds licenses in the adult-use and/or medicinal cannabis marketplace in the States of Massachusetts, Nevada, Pennsylvania, Florida, Arizona, New Jersey and Ohio and has entered into definitive agreements to expand into the State of Illinois. In accordance with Staff Notice 51-352, Ayr will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation. As noted under “Non-Compliance with State and Local Cannabis Laws” below, Ayr intends to cause its businesses to promptly remedy any material known occurrences of non-compliance with applicable State and local cannabis rules and regulations, and Ayr intends to publicly disclose any material non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations.

Exposure to U.S. Marijuana Related Activities

As of December 31, 2021, 100% of the businesses was directly derived from United States cannabis-related activities. As such, the Company’s exposure to United States cannabis related activities is 100%.

Federal Regulatory Environment

The federal government of the United States regulates controlled substances through the Controlled Substances Act (CSA), which places controlled substances on one of five schedules. Currently, marijuana is classified as a Schedule I controlled substance. A Schedule I controlled substance means the Drug Enforcement Agency considers it to have a high potential for abuse, no accepted medical treatment, and a lack of accepted safety for the use of it even under medical supervision. Overall, the United States federal government has specifically reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use marijuana even if such sale and disbursement is sanctioned by State law. Accordingly, there are a number of significant risks associated with the business of the Company and unless and until the United States Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current federal law, and the business of the Company may be deemed to be producing, cultivating, extracting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law in the United States.

The Company’s operations, to the Company’s knowledge, are in compliance with applicable State laws, regulations and licensing requirements in all material respects. Additionally, the Company uses the same proprietary, best-practices policies and procedures in its managed facilities as in its owned facilities in order to ensure systematic operations and, as such, to the Company’s knowledge, the facilities that the Company operates are in compliance with applicable State laws, regulations and licensing requirements in all material respects. Nonetheless, for the reasons described above and risks described under the “Forward-Looking Information”, but not limited to these reasons, there are significant risks associated with the business of the Company. Readers are strongly encouraged to carefully read all the risk factors contained herein.

The following sections entitled describe the legal and regulatory landscape in respect of the States in which the Company currently operates and, in the case of Illinois, in which it intends to operate.

While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the Company’s licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Company and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

As a result of the November 2020 U.S. federal election, President Joseph R. Biden is now in office. There can be no assurance as to the position any administration may take on marijuana and the Biden administration could decide to enforce the federal laws strongly. Any enforcement of current federal laws could cause significant financial damage to the Company and its shareholders. Further, future presidential administrations may want to treat marijuana differently and potentially enforce the federal laws more aggressively.

U.S. Federal Enforcement Priorities

Due to the current federal regulatory environment in the United States, as further described herein, Ayr may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the U.S. As a result, Ayr may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on Ayr’s ability to invest in the U.S. or any other jurisdiction. See “Risk Factors – While legal under applicable U.S. State law, Ayr’s business activities are illegal under U.S. federal law” and “Risk Factors – The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined”.

Changes in government policy or public opinion can significantly influence the regulation of the cannabis industry in Canada, the United States and elsewhere. A negative shift in the public’s perception of cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause State jurisdictions to abandon initiatives or proposals to legalize cannabis, thereby limiting the number of new State jurisdictions into which Ayr could expand. Any inability to fully implement Ayr’s expansion strategy may have a material adverse effect on Ayr’s business, financial condition and results of operations. See “Risk Factors”.

Further, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from criminal charges or civil proceedings conducted by either the U.S. federal government or private citizens (who have the right to seek private relief for Ayr’s “aiding and abetting” activities that violate U.S. federal law), including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on Ayr, including on its reputation and ability to conduct business, its holding (directly or indirectly) of cannabis licenses in the U.S., the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity, or the market price of its publicly-traded shares. In addition, it is difficult for Ayr to estimate the time or resources that would be needed for the investigation or final resolution of any such matters because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors – Risks Related to Legality of Cannabis”.

Nevada

Nevada Regulatory Landscape

The use of medical cannabis was legalized in Nevada by a ballot initiative in 2000. Nevada has legislatively enacted the licensing of medical cannabis business establishments since 2013. Adult-use cannabis was approved in November 2016, when voters in Nevada passed an adult-use cannabis measure to allow for the licensing of business establishments to engage in the sale of adult-use cannabis in the State. The first retail stores to sell adult-use cannabis began sales in July 2017. As of July 1, 2020, the Nevada Cannabis Compliance Board (the “CCB,” successor to the Nevada Department of Taxation as the applicable regulatory agency) governs and administers regulatory oversight for the medical and adult-use cannabis programs. Cities and counties in Nevada are allowed to determine the number of local cannabis licenses they will issue up to the maximum number allocated by the statute. In April 2021, the Company received regulatory approval from the CCB for the acquisition of five (5) Nevada licensed companies (LivFree Wellness LLC, Kynd-Strainz LLC, Lemon Aide LLC, Tahoe-Reno Botanicals LLC, and Tahoe-Reno Extractions LLC) (collectively the “Nevada Subsidiaries”), and through these subsidiaries, the Company currently operates facilities located in the Clark County, City of Henderson, City of Reno and Washoe County jurisdictions in Nevada. Additionally, in January 2022, the Company received regulatory approval from the CCB for management services agreements with Tahoe Hydroponics Company LLC and NV Green Inc. (collectively,“Nevada Managed Entities”, and together with the Nevada Subsidiaries, the “Nevada Businesses”), and since that time, provides operational support to the Nevada Managed Entities.

Licenses

The Company, through the Nevada Businesses, operates four (4) cultivation facilities, three (3) production facilities, six (6) dispensaries, and two (2) distribution facilities in the State of Nevada. Under applicable laws, the licenses issued for these facilities permit the businesses to cultivate, manufacture, process, package, sell, purchase, and transport cannabis pursuant to the license types and Nevada regulations.

State issued licenses are renewed annually, and local business licenses are renewed quarterly or annually, and there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner along with the necessary supporting documents, including requisite background investigations, and regulatory requirements are met, the licensee would expect to receive the applicable renewed license in the ordinary course of business. One of the Nevada Subsidiaries, LivFree Wellness, was also awarded one (1) additional contingent dispensary license in the greater Las Vegas market (City of Henderson).

Regulations

In the State of Nevada, only cannabis that is grown/produced in the State by a licensed establishment may be sold in the State. The Nevada Businesses are vertically integrated and have the capabilities to cultivate, harvest, process, sell, dispense, deliver, and transport adult-use and medical cannabis and cannabis products.

Reporting Requirements

The State of Nevada uses METRC solution (“METRC”) as the State’s computerized tracking system (“seed-to-sale”) used to track commercial cannabis activity. Individual licensees whether directly or through third-party integration systems are required to transmit data to the State to meet reporting requirements. The Nevada Businesses each have a seed-to-sale system in the State which is designed to capture the required data points for cultivation, manufacturing and retail as required in Nevada Revised Statutes sections 678C and 678D.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against diversion, theft, and loss of cannabis and cannabis products, Nevada licensed cannabis establishments are required to do the following:

1.	Have a single secure entrance of the physical building;
2.	No visible cannabis or cannabis products from outside the establishment;
3.	Implement and install, at a minimum, the following security equipment and practices to deter and prevent unauthorized entrance into limited access areas that includes, without limitation:

a.	devices that detect unauthorized intrusion (which may include a signal system);
b.	exterior lighting designed to facilitate surveillance;
c.	electronic monitoring devices, further including (without limitation);
i.	at least one call-up monitor that is at least 19 inches in size;
ii.	a video printer that can immediately produce a clear still photo from any video camera image;
iii.	video cameras with a recording resolution of at least 1920 x 1080 at a rate of at least 15 frames per second, which provide coverage of all entrances and exits of the building. Any room or area that holds a vault and any point-of-sale location, which record 24 hours per day, which are capable of being accessed remotely by a law enforcement agency upon request and which may record motion only. A video camera providing coverage of a point-of-sale location must allow for the identification of any person purchasing cannabis;
iv.	video cameras with a recording resolution of at least 720 x 480 at a rate of at least 15 frames per second that fully capture all of the building’s limited access areas not described in subsection (iii) and any activity in or adjacent to the establishment, which records 24 hours per day, which are capable of being accessed remotely by a law enforcement agency in real time upon request and which may record motion only;
v.	a video camera that can identify any activity occurring within the cannabis establishment in low light conditions 24 hours per day;
vi.	a method for storing video recordings from the video cameras for at least 30 calendar days in a secure on-site or off-site location or through a service or network that provides on-demand access to the recordings and providing copies of the recordings to the Board and Board Agents for review upon request;
vii.	a failure notification system that provides an audible and visual notification of any failure in the electronic monitoring system;
viii.	sufficient battery backup for video cameras and recording equipment to support at least five (5) minutes of recording in the event of a power outage; and
ix.	an immediate automatic or electronic notification security alarm to alert local law enforcement of unauthorized breach of security
4.	Implement security procedures that:
a.	restrict access of the establishment to only those persons/employees authorized to be there;
b.	deter and prevent theft;
c.	provide identification (badge) for those persons/employees authorized to be in the establishment;
d.	prevent loitering;
e.	limiting the amount of money available in any retail areas of the cannabis establishment and for training employees on this practice;
f.	require and explain electronic monitoring;
g.	require and explain the use of automatic or electronic notifications to alert local law enforcement of any security breaches, and for maintaining communication with law enforcement agencies;
h.	limit the amount of money available in any retail areas of the cannabis establishment and notifying the public of the minimal amount of money available; and
i.	provide for receiving notifications regarding burglary, attempted burglary, robbery, attempted robber and other suspicious activity.

Massachusetts

Massachusetts Regulatory Landscape

The use of cannabis for medical use was legalized in Massachusetts by a voter approval of the Massachusetts Marijuana Initiative in 2012. The law took effect on January 1, 2013, eliminating criminal and civil penalties for the possession and use of up to a 60-day or ten (10) ounce supply of marijuana for medical use for patients possessing a State issued registration card.

On November 8, 2016, Massachusetts voters approved Question 4 or the Massachusetts Marijuana Legalization Initiative, which allowed for recreational or “adult use” cannabis in the Commonwealth. On September 12, 2017, the Cannabis Control Commission (“CCC”)

was established under Chapter 55 of the Acts of 2017 (the “Massachusetts Act”) to implement and administer laws enabling access to medical and adult-use cannabis.

On November 16, 2018, the CCC issued the first notices for retail marijuana establishments to commence adult-use operations in Massachusetts.

Under the current program there are no State-wide limits on the total number of licenses permitted; however, no individual or entity shall be a controlling person over more than three licenses in a particular class of license. Similarly, no individual, corporation or other entity shall be in a position to control the decision making of more than three licenses in a particular class of license. In addition, all marijuana establishments are required to enter into host community agreements with the municipality in which they are located.

Licenses

The Company maintains three (3) adult-use cultivation licenses, two (2) adult-use product manufacturer license, three (3) adult-use marijuana retailer licenses and one (1) adult-use transportation license in the Commonwealth of Massachusetts. In addition, the Company owns medical licenses that allow it to maintain three (3) medical marijuana dispensaries in the Commonwealth. These licenses permit the Company to cultivate, manufacture, process, package, sell, and purchase marijuana pursuant to the terms of the licenses.

Regulations

Under the terms of the marijuana cultivator license, the licensee may cultivate, process and package marijuana, and transfer and deliver marijuana products to marijuana establishments, but not to consumers. A marijuana product manufacturer is an entity authorized to obtain, manufacture, process and package marijuana and marijuana products, to deliver marijuana and marijuana products to marijuana establishments and to transfer marijuana and marijuana products to other marijuana establishments, but not to consumers. A marijuana retailer is an entity authorized to purchase and deliver marijuana and marijuana products from marijuana establishments and to sell or otherwise transfer marijuana and marijuana products to marijuana establishments and to consumers. A marijuana retailer provides a retail location which may be accessed by consumers 21 years of age or older or, if the retailer is co-located with a registered marijuana dispensary (“RMD”) by individuals who are registered qualifying patients with the Medical Use of Marijuana Program with a registration card.

In order for a customer to be dispensed marijuana, they must present a valid government issued photo ID immediately upon entry of the retail facility. If the individual is younger than 21 years old but 18 years of age or older, he or she shall not be admitted unless he or she produces an active medical registration card issued by the CCC. If the individual is younger than 18 years old, he or she shall not be admitted unless he or she produces an active medical registration card and is accompanied by a personal caregiver with an active medical registration card. In addition to the medical registration card, registered qualifying patients 18 years of age and older and personal caregivers must also produce proof of identification.

Each recreational customer may be dispensed no more than one ounce of marijuana or its combined dry weight equivalent in marijuana concentrate or edibles to a retail customer per day. One ounce of marijuana flower is equivalent to five grams of active tetrahydrocannabinol (“THC”) in marijuana concentrate, or five hundred milligrams of active THC in edibles, as outlined in 935 CMR 500.140(3). Medical patients may be dispensed up to a 60-day supply of marijuana, or the equivalent amount of marijuana in marijuana infused products (“MIPs”), that a registered qualifying patient would reasonably be expected to need over a period of 60 calendar days for his or her personal medical use, which is ten ounces, subject to 105 CMR 725.010(I).

Allowable forms of marijuana in Massachusetts include smokable dried flower, dried flower for vaporizing, cannabis derivative products (i.e., vape pens, gel caps, tinctures, etc.) and medical cannabis-infused products, including edibles.

In the Commonwealth of Massachusetts, only cannabis that is grown and manufactured in the Commonwealth can be sold in the State. For adult-use, Massachusetts does not require a vertically-integrated system. As a result, a marijuana retailer may purchase and transport marijuana products from marijuana establishments and transport, sell or otherwise transfer marijuana products to marijuana establishments and to consumers. Licensed cultivators and product manufacturers may cultivate, harvest, process, produce package and sell marijuana products to marijuana establishments.

Reporting Requirements

The CCC has selected METRC as the State’s track-and-trace (“T&T”) system used to track commercial cannabis activity and movement across the distribution chain. The system allows for other third-party system integration via API.

Pennsylvania

Pennsylvania Regulatory Landscape

Commenced in 2016, the Pennsylvania Medical Marijuana Program (“PA Program”), which operates pursuant to a comprehensive regulatory scheme, currently serves more than 729,000 registered patients (and caregivers) suffering from one of 23 authorized medical conditions through over 1,700 approved medical practitioners. The Commonwealth of Pennsylvania, which consists of nearly 13 million residents and has the fifth largest population in the U.S., operates as a high-barrier market with very limited market participation. The Pennsylvania Medical Marijuana Act (the “PAMMA”) authorizes only a maximum of 25 grower/processor permits and 50 dispensary permits. Through April 2021, the PA Program had realized $2.6 billion in total sales. The PA Program allows only the cultivation and sale of cannabis products for medical purposes only and the state has no adult-use program at this time.

The PAMMA, which established the PA Program was signed into law on April 17, 2016 and originally provided access to Pennsylvania residents with one of 17 qualifying conditions, including epilepsy, chronic pain, and post-traumatic stress disorder. As part of “Phase 1” of the Commonwealth’s permitting process in 2017, the Pennsylvania Department of Health (the “PA DOH”) which administers the Commonwealth’s Medical Marijuana Program, originally awarded only 12 grower/processor permits and 27 dispensary permits. Subsequently, in 2018, PA DOH conducted “Phase 2” of the permitting process, during which it awarded the remaining 13 grower/processor permits and 23 dispensary permits authorized under the PAMMA.

Since the PA Program’s inception, a series of changes to its governing rules have expanded patient access and the market for products. In 2018, PA DOH authorized dispensing of flower and expanded the list of eligible qualifying conditions to include cancer remission therapy, opioid-addiction therapy, neurodegenerative disorders and spastic movement disorders. In July of 2019, the PA DOH further expanded the list of qualifying medical conditions to include anxiety disorders and Tourette syndrome, increasing the total number of qualifying conditions to 23. On June 30, 2021, Act 44 was signed into law, expanding the definition of serious medical condition to include other conditions that are recommended by the Medical Marijuana Advisory Board and approved by the Secretary of Health. As of February 2022, more than 729,000 patients and caregivers are registered for the Program.

Chapter 20 of the PAMMA established a marijuana research program whereby clinical registrants collaborate with medical schools and hospitals to design and implement a research plan. Following the passage of Act 44, the PA DOH is authorized to issue grower/processor and dispensary permits to up to ten (10) clinical registrants. Under these permits, which are in addition to the 25 grower/processor and 50 dispensaries mentioned above, clinical registrants effectively operate as vertically integrated entities. Furthermore, the dispensary permits authorize clinical registrants to operate dispensaries at up to six (6) locations in any region of the Commonwealth. The dispensaries must dispense marijuana for the purpose of conducting research. To date, PA DOH has issued permits to nine (9) clinical registrants.

Pennsylvania Licenses

PA Program rules require all participants in the supply chain – referred to as “Medical Marijuana Organizations” or “MMOs” – to be licensed by PA DOH. There are two permit types: Grower/Processor permits, which authorize plant cultivation, and manufacture, packaging, and transportation of finished products, and Dispensary permits, which authorize acquisition of finished products from Grower/Processor permit holders and the retail sale of same to Program-registered patients. Permits are subject to an annual renewal process, which includes fees and compliance requirements for MMOs.

As of February 2022, 150 dispensary facilities were open and dispensing products to patients, while 33 grower/processors are operational, with 28 shipping medical marijuana products to dispensaries throughout the Commonwealth.

Site-Visits & Inspections

All MMO facilities must be inspected and approved by the PA DOH before commencing operations. Thereafter, facilities are subject to PA DOH inspection, whether with or without notice.

Reporting Requirements

The Commonwealth of Pennsylvania uses MJ Freeway as a T&T system for seed-to-sale reporting. Individual permittees are required to use MJ Freeway to push data to the Commonwealth to meet all reporting requirements. The Company’s subsidiaries use MJ Freeway as its in-house computerized seed-to-sale software, which integrates with the Commonwealth’s MJ Freeway program and captures the required data points for cultivation, manufacturing and retail as required in the Pennsylvania medical marijuana laws and regulations.

Storage and Security

All dispensaries are required to have a locked limited access area for the storage of medical marijuana that is expired, damaged, deteriorated, mislabeled, contaminated, recalled or whose containers or packages have been opened or breached until such product is returned to the grower/processor.

Florida

Florida Regulatory Landscape

In 2014, the Florida Legislature passed the Compassionate Use Act (§381.986, Fla. Stat.), which was the first legal medical cannabis program in the state’s history. The original Compassionate Use Act only allowed for low-THC cannabis to be dispensed and purchased by patients suffering from cancer and epilepsy. In 2016, the Florida Legislature passed the Right To Try Act which allowed for full potency cannabis to be dispensed to patients suffering from a diagnosed terminal condition. Also in 2016, the Florida Medical Marijuana Legalization Initiative was introduced by citizen referendum and passed with a 71.3% majority. This initiative amended the state constitution and mandated an expansion of the state’s medical cannabis program.

The Florida Medical Marijuana Legalization Initiative, Amendment 2 (“Amendment 2”), and the expanded qualifying medical conditions, became effective on January 3, 2017. The Florida Department of Health (“FDOH”), physicians, dispensing organizations, and patients are currently subject to regulations provided for in Article X Section 29 of the Florida Constitution (the constitutional provision created by Amendment 2), §381.986 of the Florida Statutes, and administrative rules adopted by the FDOH. On June 9, 2017, the Florida House of Representatives and Florida Senate passed respective legislation to implement the expanded program by replacing large portions of the existing Compassionate Use Act, which officially became law on June 23, 2017. As amended, §381.986 provides licenses to operate as Medical Marijuana Treatment Centers (“MMTCs”) to all entities that held an active, unrestricted licenses to cultivate, process, transport, and dispense low-THC cannabis or medical cannabis before July 1, 2017, as well as an additional 10 entities. The law also provides for another four licenses to be issued for every 100,000 patients added to the state’s medical marijuana registry and allows MMTCs to open an unlimited number of dispensaries.

Licenses

Subsection 381.986(8)(a) of the Florida Statutes provides a vertically-integrated regulatory framework that requires each MMTC to cultivate, process and dispense their own medical cannabis. Licenses issued by the FDOH may be renewed biennially so long as the license meets the requirements of the law and the license holder pays a renewal fee.

The license permits the sale of medical cannabis to qualified patients to treat certain medical conditions. In Florida, there is no state-imposed limitation on the permitted size, or number, of cultivation or processing facilities, nor is there a limit on the number of plants that may be grown. Dispensaries may be located in any location throughout Florida as long as the local government has not prohibited MMTC dispensaries in their respective municipality. Provided there is not a ban, a dispensary may be located in any site that meets applicable zoning requirements, and such zoning requirements cannot be stricter than the requirements applicable to a pharmacy. Additionally, the location must be greater than 500 feet from public or private elementary, middle, and secondary schools.

Licensing Requirements

Licenses issued by the FDOH are renewed biennially so long as the licensee meets requirements of the law and pays a renewal fee. Provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

An MMTC license applicant must demonstrate that: (i) they have been registered to do business in Florida for the previous five years, (ii) they possess a valid certificate of nursery registration issued by the Florida Department of Agriculture and Consumer Services, (iii) they have the technical and technological ability to cultivate and produce cannabis, including, but not limited to, low-THC cannabis, (iv) they have the ability to secure the premises, resources, and personnel necessary to operate as an MMTC, (v) they have the ability to maintain accountability of raw materials, finished products, and by-products to prevent diversion or unlawful access to or possession of these substances, (vi) they have an infrastructure reasonably required to dispense cannabis to registered qualified patients statewide or regionally as determined by the FDOH, (vii) they have the financial ability to maintain operations for the duration of the two-year approval cycle, including the provision of certified financial statements to the FDOH, (viii) its owners, officers, board members and managers have passed a Level II background screening, inclusive of fingerprinting, and ensure that a medical director is employed to supervise the activities of the MMTC, and (ix) they have a diversity plan and veterans plan accompanied by a contractual process for establishing business relationships with veterans and minority contractors and/or employees. Upon approval of the application by the FDOH, the applicant must post a performance bond of up to $5,000,000, which may be reduced to $2,000,000 by meeting certain criteria, such as a minimum number of patients served.

Dispensary

An MMTC may not dispense to a patient more than a 70-day supply of cannabis within a 70-day period, except an MMTC may not dispense more than a 35-day supply of marijuana in a form for smoking within a 35-day period. A 35-day supply of marijuana in a form for smoking may not exceed 2.5 ounces unless an exception to this amount is approved by the department. The MMTC employee who dispenses the cannabis must enter into the registry his or her name or unique employee identifier. The MMTC must verify that: (i) the qualified patient and the caregiver, if applicable, each has an active registration in the registry and active and valid medical cannabis use registry identification card, (ii) the amount and type of cannabis dispensed matches the physician certification in the registry for the qualified patient, and (iii) the physician certification has not already been filled. An MMTC may not dispense to a qualified patient younger than 18 years of age and must instead dispense to such patient’s caregiver. An MMTC may not dispense or sell any other type of cannabis, alcohol, or illicit drug-related product, except a cannabis delivery device as specified in the physician certification. An MMTC must, upon dispensing, record in the registry: (i) the date, time, quantity and form of cannabis dispensed, (ii) the type of cannabis delivery device dispensed, and (iii) the name and registry identification number of the qualified patient or caregiver to whom the cannabis delivery device was dispensed. An MMTC must ensure that patient records are not visible to anyone other than the patient, caregiver, and MMTC employees.

Storage and Security

Each MMTC must maintain a video surveillance system that records continuously 24 hours per day and has specified features. MMTCs must retain video surveillance recordings for at least 45 days, or longer upon the request of law enforcement.

An MMTC’s outdoor premises must have sufficient lighting from dusk until dawn. An MMTC’s dispensing facilities must include a waiting area with sufficient space and seating to accommodate qualified patients and caregivers and at least one private consultation area and such facilities may not display products or dispense cannabis or cannabis delivery devices in the waiting area and may not dispense cannabis from its premises between the hours of 9:00 p.m. and 7:00 a.m. but may perform all other operations and deliver cannabis to qualified patients 24-hours a day.

Cannabis must be stored in a secured, locked room or a vault. An MMTC must have at least two employees, or two employees of a security agency, on the premises at all times where cultivation, processing, or storing of cannabis occurs. MMTC employees must wear a photographic identification badge and visitors must wear a visitor pass at all times on the premises. An MMTC must report to law enforcement within 24 hours after the MMTC is notified of or becomes aware of the theft, diversion or loss of cannabis.

Transportation

A cannabis transportation manifest must be maintained in any vehicle transporting cannabis or a cannabis delivery device. The manifest must be generated from the MMTC’s seed-to-sale tracking system and must include the: (i) departure date and time, (ii) name, address, and license number of the originating MMTC, (iii) name and address of the recipient, (iv) quantity and form of any cannabis or cannabis delivery device being transported, (v) arrival date and time, (vi) delivery vehicle make and model and license plate number; and (vii) name and signature of the MMTC employees delivering the product. Further, a copy of the transportation manifest must be provided to each individual, MMTC that receives a delivery. MMTCs must retain copies of all cannabis transportation manifests for at least three years. Cannabis and cannabis delivery devices must be locked in a separate compartment or container within the vehicle and employees transporting cannabis or cannabis delivery devices must have their employee identification on them at all times. Lastly, at least two people must be in a vehicle transporting cannabis or cannabis delivery devices, and at least one person must remain in the vehicle while the cannabis or cannabis delivery device is being delivered.

Inspections

The FDOH conducts announced and unannounced inspections of MMTC facilities to determine compliance with the laws and rules. The FDOH shall inspect an MMTC upon receiving a complaint or notice that the MMTC has dispensed cannabis containing mold, bacteria, or other contaminants that may cause an adverse effect to humans or the environment. The FDOH shall conduct at least a biennial inspection of each MMTC to evaluate the MMTC’s records, personnel, equipment, security, sanitation practices, and quality assurance practices.

Ohio

Ohio Regulatory Landscape

House Bill 523, effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program (“MMCP”) allows people with certain medical conditions, upon the recommendation of an Ohio-licensed physician certified by the State Medical Board of Ohio, to purchase and use medical marijuana. House Bill 523 required that the framework for the MMCP would be in place no later than September 8, 2018. This timeframe allowed for a deliberate process to ensure the safety of the public and to promote access to a safe product. Sales of medical marijuana in Ohio began in January 2019.

The following three state government agencies are responsible for the operation of the MMCP: (i) the Ohio Department of Commerce is responsible for overseeing medical marijuana cultivators, processors and testing laboratories; (ii) the State of Ohio Board of Pharmacy is responsible for overseeing medical marijuana retail dispensaries, the registration of medical marijuana patients and caregivers, the approval of new forms of medical marijuana and coordinating the Medical Marijuana Advisory Committee; and (iii) the State Medical Board of Ohio is responsible for certifying physicians to recommend medical marijuana and may add to the list of qualifying conditions for which medical marijuana can be recommended. Qualifying medical conditions for medical marijuana include: acquired immune deficiency syndrome, AIDS, amyotrophic lateral sclerosis (also known as Lou Gehrig’s disease), Alzheimer’s disease, cachexia, cancer, chronic traumatic encephalopathy, Crohn’s disease, epilepsy or other seizure disorder, fibromyalgia, glaucoma, hepatitis C, Huntington’s disease, inflammatory bowel disease, multiple sclerosis (MS), pain (that is either chronic and severe, or intractable), Parkinson’s disease, positive status for HIV, post-traumatic stress disorder, sickle cell anemia, spasticity, spinal cord disease or injury, terminal illness, Tourette’s syndrome, traumatic brain injury, ulcerative colitis or any other disease or condition added by the state medical board under section 4731.302 of the Ohio Revised Code. In February 2021, the State Medical Board of Ohio determined the following conditions are considered covered by an existing qualifying condition: arthritis, chronic migraines, and complex region pain syndrome. These conditions were determined to be covered by pain that is either chronic or intractable. In order for a patient to be eligible to obtain medical marijuana, a physician must make the diagnosis of one of these conditions. The State of Ohio Board of Pharmacy is in the process of revising its regulations for dispensaries, for the forms and methods for administering medical marijuana, and for patients and caregivers.

Several forms of medical marijuana are legal in Ohio, these include: inhalation of marijuana through a vaporizer, oils, tinctures, plant material, edibles, patches, lotions, creams, or ointments for topical administration and any other forms approved by the State of Ohio Board of Pharmacy (though smoking or combustion of medical marijuana is prohibited other than through a vaporizer) On September 14, 2021, the State of Ohio Board of Pharmacy voted to approve sublingual products (including strips, sprays, salves, dissolving tablets, lozenges, and films).

License and Regulations

Ayr’s subsidiary CSAC Ohio, LLC (CSAC) maintains an active processing license with the Ohio Department of Commerce to process medical marijuana. To be considered for approval of a processing license, the applicant must complete all mandated requirements under Chapter 3796 of the Ohio Revised Code and the Ohio Administrative Code. To obtain a Certificate of Operation for a processing facility, the prospective licensee must be capable of operating in accordance with Chapter 3796 of the Ohio Revised Code and the Ohio Administrative Code. Following issuance of a Certificate of Operation, the processing facility will be authorized to manufacture and produce medical cannabis products. Certificates of Operation for a processing license must be renewed annually. A Certificate of Operation will expire annually on the date it was issued. A processor licensee must submit its renewal application with the Ohio Department of Commerce at least 30 days prior to the expiration date of the Certificate of Operation. If a licensee’s renewal application is not filed prior to the expiration date of the Certificate of Operation, the Certificate of Operation will be suspended for a maximum of thirty (30) days, at which point it will be deemed expired if the processor has not successfully renewed including the payment of all applicable fees. Ayr’s subsidiary owns Greenlight Management, LLC (Greenlight) which will be the management company for the Parma Wellness Center’s Level I cultivation facility once it is operational in 2022. A license is not required for Greenlight.

Reporting

The Department of Commerce maintains an electronic database to monitor medical marijuana from its seed source through its cultivation, processing, testing, and dispensing. The Department of Commerce has contracted with METRC to establish and maintain the electronic database on behalf of the Department of Commerce. Licensees are required to use METRC to submit such required information to the Department of Commerce to meet all the reporting requirements. The Company has implemented its seed-to-sale tracking system to comply with the Department of Commerce’s tracking and reporting requirements.

Storage and Security

All licensees must have a security system that always remains operational and that uses commercial grade equipment to prevent and detect diversion, theft or loss of medical cannabis, including:

●	Fencing and gates around the facilities;
●	A perimeter alarm;
●	Video surveillance recording system;
●	Approved safes, vaults, or any other approved equipment or areas used for processing or storing of plant material, medical marijuana extract, and medical marijuana products;
●	Well-lit outside perimeter;
●	Restricted access;
●	Back-up alarm systems;
●	Motion detectors; and
●	Duress and panic alarms.

Video cameras must be installed at the processing facility and directed at all approved safes, approved vaults, cannabis sales areas, and any other area where plant material, medical cannabis extract, or medical cannabis products are being processed, stored or handled. Live feed video surveillance with motion active recording capabilities must be in place 24 hours a day, seven days a week. Recordings from all video cameras must be readily available for immediate review by regulating and law enforcement with jurisdiction upon request and must be retained for at least six (6) months.

New Jersey

New Jersey Regulatory Landscape

New Jersey has had a medicinal cannabis program in place since 2010. The medicinal program serves over 117,000 registered patients through twelve licensed and operating alternative treatment centers. In 2021, the state established an adult-use program, which is currently in the process of implementation. Sales under the adult-use program have not yet been authorized and are expected to commence in 2022. Both programs operate pursuant to a comprehensive regulatory scheme and are administered by the New Jersey Cannabis Regulatory Commission (“NJCRC”).

On January 18, 2010, the governor of New Jersey signed into law S.119, the Compassionate Use Medical Marijuana Act (now the “Compassionate Use Medical Cannabis Act” or ”CUMCA”), establishing a regulatory and licensing scheme for the state legal cultivation, manufacture and retail sale of cannabis to authorized patients (“NJ Medicinal Program” or “Medicinal Program”). CUMCA enumerated certain debilitating conditions including cancer, HIV/AIDS, amyotrophic lateral sclerosis (ALS), multiple sclerosis (MS), Crohn’s disease and terminal illnesses, under certain circumstances, for which patients could be qualified to register under the NJ Medicinal Program. The New Jersey Department of Health (“NJDH”), which administered the NJ Medicinal Program prior to 2021, issued comprehensive program regulations pursuant to CUMCA at N.J.A.C. 8:64. (Such regulations as amended along with CUMCA as amended shall hereinafter be referred to as the “NJ Medicinal Cannabis Rules”.)

CUMCA permits the cultivation, processing (referred to as “manufacture” under the law) and dispensing of medical cannabis only by a state-licensed “Alternative Treatment Center” (“ATC”). CUMCA originally authorized a minimum of six ATC permits, which authorized vertical cannabis operations subject to NJDH approval. Such operations are limited to one of three regions (North, Central, and South) within the state. In 2011, NJDH selected six ATCs, two in each region, to receive permits pursuant to a request for application (“RFA”) process.

Pursuant to a provision in the CUMCA, the original six ATCs were all non-profit entities. However, such requirement has since been eliminated to allow for-profit entities. Subsequent RFAs have permitted both non-profit and for-profit entities to apply for permits.

On March 27, 2018 through executive order No. 6 (2018), Governor Phil Murphy expanded the Medicinal Program by adopting a series of over 20 reform measures recommended by the NJDH. The NJDH’s recommendations and next steps included certain measures that took effect immediately (e.g., the addition of debilitating conditions and the reduction of registration fees) and other recommendations (e.g., the home delivery model) that require further regulatory or statutory enactment.

In February 2019, the NJDH amended the list of debilitating conditions to include opioid use disorder. The NJDH also implemented measures to streamline the enrollment process for patients, allow physicians to opt out of being listed publicly, and have started the permitting process for six new ATCs.

On July 2, 2019, Governor Murphy signed the Jake Honig Compassionate Use Medical Cannabis Act (“2019 CUMCA Amendments”), which amended the CUMCA by (1) creating a new regulatory body, the Cannabis Regulatory Commission, (2) expanding the monthly cannabis limit that may be dispensed to a patient from two to three ounces, (3) increasing the supply that a physician may authorize per certification from a three-month supply to a 12-month supply, (4) removes the purchasing limit for terminally ill and hospice patients, (5) authorizing the inclusion of edible forms of cannabis to adult patients, (6) a phasing out of the sales tax by July, 2022, (7) authorizing physician assistants and advanced practice nurses to certify patients under the program, (8) instituting employment protections for patients registered in the program, (9) allowing for the registration of two caregivers per patient, (10) provides reciprocity for patients registered with other state medical marijuana programs, and (11) authorizes home delivery to patients.

The 2019 CUMCA Amendments further identified three distinct permit “endorsements” for cultivation, manufacturing and dispensaries and allowed for the issuance of single-endorsement permits. The amendments further clarified that no ATC could hold more than one endorsement of the same type.

These initiatives have facilitated expansion of New Jersey’s medical cannabis program. As of February 1 2021, approximately 101,496 patients were registered.

On November 3, 2020, New Jersey voters approved New Jersey Public Question 1, an amendment to the state constitution to legalize the recreational use of cannabis by people ages 21 and older. The amendment provides for the state to establish a regulated market for the cultivation, distribution, and sale of cannabis.

On February 22, 2021, the Governor of New Jersey signed into law an adult-use legalization bill entitled the “New Jersey Cannabis Regulatory, Enforcement Assistance, and Marketplace Modernization Act,” which legalized personal use cannabis for certain adults, subject to State regulations (the “CREAMM Act”). The CREAMM Act provides ATCs specific expanded cultivation rights as well as the right to open up sales to the adult-use marketplace, subject to limited and specified conditions. As it relates to sales into the adult-use marketplace, the only conditions imposed on ATCs are: (1) written approval to operate as an adult-use cannabis establishment from the municipality in which the ATC is located and compliance with said municipality’s local zoning restrictions; and (2) the ATC’s certification that it has sufficient quantities of medical cannabis and, if applicable, medical cannabis products, available to meet the reasonably anticipated needs of registered qualifying conditions. The CREAMM Act also permits ATCs to cultivate from up to two physical locations, provided that the ATC’s combined mature cannabis plant grow canopy between both locations does not exceed 150,000 square feet of bloom space, or the square footage of canopy permitted under the largest tier in the tiered system adopted by the Cannabis Regulatory Commission (“CRC”), the successor agency taking over regulatory oversight for both the medical and adult-use marketplaces.

On August 19, 2021, the CRC approved the first set of rules governing the state’s adult-use cannabis program. The rules are effective upon their filing with the state’s Office of Administrative Law, until August 19, 2022. The CRC began accepting applications for cultivation, manufacturing, and testing laboratories in December 2021 and recently began accepting applications for retail businesses in March 2022.

Licenses

An ATC permit may carry up to three endorsements to authorize cultivation, manufacture and/or dispensary activities under the NJ Medicinal Program. ATC Permits are subject to an annual renewal process, which requires ATCs to pay fees and meet compliance standards.

Based upon a second RFA issued in 2018, NJDH selected an additional six applicants to receive vertical ATC Permits. NJDH issued a third RFA in 2019. However, litigation over the selection process delayed the awarding of the additional ATC permits until late 2021. In October 2021, NJCRC announced its decision to award four (4) additional vertical ATC Permits and ten (10) ATC Permits with cultivation-only endorsements, and in December 2021 announced its decision to award thirty (30) additional ATC Permits with dispensary-only endorsements. None of the ATC Permit awardees from the 2019 RFA are yet operational.

Reporting Requirements

Prior to 2022, New Jersey did not employ a unified T&T platform. In 2022, NJCRC announced its decision to contract with METRC for the implementation of a unified T&T system which is in the process of being implemented. The Medicinal Cannabis Rules impose a comprehensive set of reporting requirements on ATCs, including without limitation an obligation to report material changes to company information and operations to NJCRC. Certain changes, including material changes to ownership, managed service arrangements, financial source arrangements, and facility locations or alterations require NJCRC pre-approval. Each ATC collects and submits to the NJCRC for each calendar year statistical data on (a) the number of registered qualified patients and registered primary caregivers, (b) the debilitating medical conditions of the qualified patients, (c) patient demographic data, (d) summary of the patient surveys and evaluation of services and I other information as the NJCRC may require. The ATC must retain records for at least two years.

Storage and Security

The ATC will establish inventory controls and procedures for the conduct of inventory reviews and comprehensive inventories of cultivating, stored, usable and unusable cannabis. The ATC will conduct a monthly inventory of cultivating, stored, usable and unusable cannabis. An ATC is authorized to possess two ounces of usable cannabis per registered qualifying patient plus an additional supply, not to exceed the amount needed to enable the alternative treatment center to meet the demand of newly registered qualifying patients.

Per regulatory requirements an ATC, at a minimum, must (a) establish inventory controls and procedures for the conduct of inventory reviews and comprehensive inventories of cultivating, stored, usable and unusable cannabis, (b) conduct a monthly inventory of cultivating, stored, usable and unusable cannabis, (c) perform a comprehensive inventory inspection at least once every year from the date of the previous comprehensive inventory, and (d) promptly transcribe inventories taken by use of an oral recording device. If cannabis is disposed of, the ATC must maintain a written record of the date, the quantity disposed of, the manner of disposal and the persons present during the disposal, with their signatures. ATCs must keep disposal records for at least two years. Results of the inventory inspection should document the date of the inventory review, a summary of the inventory findings and the name, signature and title of the individuals who conducted the inventory inspection.

An ATC shall limit access to medicinal cannabis storage areas to the absolute minimum number of specifically authorized employees. In the event non-employee maintenance personnel, business guests or visitors to be present in or pass through medical cannabis storage areas, the ATC must have a dedicated person who is specifically authorized by policy or job description to supervise the activity. The ATC must ensure that the storage of usable cannabis prepared for dispensing to patients is in a locked area with adequate security.

Security

An ATC is required to implement effective controls and procedures to guard against theft and diversion of cannabis including systems to protect against electronic records tampering. At a minimum, every ATC must (a) install, maintain in good working order and operate a safety and security alarm system that provides suitable protection 24 hours a day, seven days a week against theft and diversion, (b) immediately notifies the state or local police agencies of an unauthorized breach of security. An ATC must conduct maintenance inspections and tests of the security alarm system at intervals not to exceed 30 days from the previous inspection.

A video surveillance system must be installed and operated to clearly monitor all critical control activities of the ATC and must operate in good working order at all times. The ATC must provide two monitors for remote viewing via telephone lines to the NJCRC offices. This security system must be approved by State of New Jersey’s Medicinal Marijuana Program prior to permit issuance. The original tapes or digital pictures produced by the system must be stored in a safe place for a minimum of 30 days.

Transportation

An ATC that is authorized by permit to cultivate medicinal marijuana at one location and to dispense it at a second location shall transport only usable marijuana from the cultivation site to the dispensing site according to a delivery plan submitted to the Department. Each vehicle must be staffed with at least two registered ATC employees. At least one delivery team member shall remain with the vehicle at all times that the vehicle contains medicinal marijuana. Each delivery team member shall have access to a secure form of communication with the ATC, such as a cellular telephone, at all times that the vehicle contains medicinal marijuana. Each delivery team member must possess their ATC employee identification card at all times and shall produce it to NJCRC staff or law enforcement officials upon demand.

Each transport vehicle needs to be equipped with a secure lockbox or locking cargo area, which shall be used for the sanitary and secure transport of medicinal marijuana. Each ATC must maintain current commercial automobile liability insurance on each vehicle used for transport of medicinal marijuana in the amount of one million dollars per incident. Each ATC must ensure that vehicles used to transport medicinal marijuana bear no markings that would either identify or indicate that the vehicle is used to transport medicinal marijuana, and each trip must be completed in a timely and efficient manner, without intervening stops or delays. Each ATC shall maintain a record of each transport of medicinal marijuana in a transport logbook, which must include dates and times of trips, names of employees on the delivery team, relevant facts about the products transported and the signatures of the delivery team.

ATCs must report any vehicle accidents, diversions, losses, or other reportable events that occur during transport to the permitting authority in accordance with New Jersey law.

The state has issued a number of waivers to regulatory requirements as a result of the COVID-19 pandemic, including a waiver to permit dispensaries to home-deliver products to registered patients.

Inspections

An ATC is subject to onsite assessment by the NJCRC at any time. The NJCRC may enter an ATC without notice to carry out an onsite assessment in accordance New Jersey laws and regulations. All ATCs are required to provide the NJCRC or the NJCRC’s designee immediate access to any material and information so requested. Submission of an application for an ATC permit constitutes permission for entry and onsite assessment of an ATC, and failure to cooperate with an onsite assessment and or to provide the NJCRC access to the premises or information may be grounds to revoke the permit of the ATC and to refer the matter to state law enforcement agencies.

An onsite assessment may include (1) the review of all ATC documents and records and conferences with qualifying patients and primary caregivers and other persons with information, and the making and retaining of copies and/or extracts, (2) the use of any computer system at the ATC to examine electronic data, (3) the reproduction and retention of any document and/or electronic data in the form of a printout or other output, (4) the examination and collection of samples of any marijuana found at the ATC, and (5) the seizure and detention of any marijuana or thing believed to contain marijuana found at the ATC.

Arizona

Arizona Regulatory Landscape

In 2010, Arizona passed Ballot Proposition 203, which amended Title 36 to the Arizona Revised Statutes. This amendment added Chapter 28.1, titled the Arizona Medical Marijuana Act (the “AMMA”). The AMMA is codified in Arizona Revised Statutes (“ARS”) § 36-2801 et. seq. The AMMA also appointed the Arizona Department of Health Services (“ADHS”) as the regulator for the program and authorized ADHS to promulgate, adopt and enforce regulations for the AMMA. These ADHS regulations are embodied in the Arizona Administrative Code Title 9 Chapter 17 (the “Rules”). ARS § 36-2801(12) defines a “nonprofit medical marijuana dispensary” as “a not-for-profit entity that acquires, possesses, cultivates, manufactures, delivers, transfers, transports, supplies, sells or dispenses marijuana or related supplies and educational materials to cardholders.”

The ADHS established the medical marijuana program. To operate within the medical marijuana program, an entity must apply for, and receive from ADHS, a Medical Marijuana Dispensary Registration Certificate (“Certificate”). Each Certificate is vertically integrated and authorizes the entity that holds the Certificate to dispense and cultivate medical cannabis. Each Certificate allows the holding entity to operate one retail dispensary, one on-site cultivation facility located at the same location as the retail dispensary, and one off-site cultivation facility located anywhere within the State of Arizona. Prior to opening its dispensary and cultivation operations, the entity must apply for, and receive from ADHS, an Approval to Operate. The entity must then file an application with ADHS to renew its

Certificate every two years and must also submit audited annual financial statements. The Rules prohibit an entity from transferring or assigning the Certificate; however, entities that hold a Certificate may contract with third parties to provide various services related to the ongoing operation, maintenance, and governance of its dispensary and/or cultivation facility, so long as such contracts do not violate the requirements of the AMMA or the medical marijuana program.

The ADHS had until April 2012 to establish a registration application system for patients and nonprofit marijuana dispensaries, as well as a web-based verification platform for use by officials and dispensaries to verify a patient’s status. It also specified patients’ rights, qualifying medical conditions, and allowed out-of-state medical marijuana patients to maintain their patient status (though not to purchase marijuana). To purchase medical marijuana, a patient must apply for, and receive from ADHS, a medical marijuana patient card. On December 6, 2012, Arizona’s first licensed medical marijuana dispensary opened in Glendale, Arizona.

To qualify to use medical marijuana under the AMMA, a patient must have a qualifying medical condition. Qualifying medical conditions include Human Immunodeficiency Virus (“HIV”), cancer, glaucoma, Acquired Immune Deficiency Syndrome (“AIDS”), Hepatitis C, Crohn’s disease, agitation of Alzheimer’s disease, Amyotrophic Lateral Sclerosis (“ALS”), Post-Traumatic Stress Disorder, and a chronic or debilitating disease or medical condition, or the treatment for a chronic or debilitating disease or medical condition, that causes cachexia or wasting syndrome, severe and chronic pain, severe nausea, seizures, or severe or persistent muscle spasms.

In 2019, Arizona Governor Doug Ducey signed into law Senate Bill 1494, which, among other items, requires testing of medical marijuana and establishes biannual renewal of patient cards. Senate Bill 1494 also authorizes the ADHS to adopt rules for inspecting medical marijuana dispensaries and creates an independent testing regime for marijuana cultivated by a medical marijuana dispensary. Beginning in November 2020, before marijuana is sold, the entity holding a Certificate must test the marijuana for unsafe levels of microbial contamination, heavy metals, pesticides, herbicides, fungicides, growth regulators, and residual solvents. Senate Bill 1494 also authorizes civil penalties of up to $1,000 per violation (not to exceed $5,000 in a 30-day period) on medical marijuana dispensaries. Regulations implementing Senate Bill 1494 went into effect on August 27, 2019. In February 2020, the ADHS began an additional round of rulemaking designed to improve the regulations regarding independent testing, which remains an ongoing process.

On November 3, 2020, Arizona voters passed Proposition 207, known as the “Smart and Safe Arizona Act,” which permits the lawful sale of marijuana to adults over 21 years old for recreational use. Proposition 207 directs ADHS to establish additional rules and regulations regarding the recreational sale of marijuana. Entities that hold a Certificate to sell medical marijuana have the right under Proposition 207 to obtain a Marijuana Establishment License to sell recreational marijuana. ADHS has published rules to administer the Adult-Use Marijuana Program which are embodied in the Arizona Administrative Code Title 9 Chapter 18. These Adult-Use Rules became effective on January 15, 2021.

Arizona Licensing Requirements

In order for an applicant entity to receive a Certificate, it must: (i) fill out an application on the form proscribed by ADHS, (ii) submit the applicant’s articles of incorporation and by-laws, (iii) submit fingerprints for each principal officer and board member of the applicant for a background check to exclude certain felonies, (iv) submit a business plan and policies and procedures for inventory control, security, patient education, and patient recordkeeping that are consistent with the AMMA and the Rules to ensure that the dispensary will operate in compliance, and (v) designate an Arizona licensed physician as the Medical Director for the dispensary. Certificates are renewed every two years so long as the dispensary is in good standing with ADHS, pays the renewal fee, and submits an independent third party financial audit.

Once an applicant entity is issued a Certificate, it may establish one physical retail dispensary location, one cultivation location which is co-located at the dispensary’s retail site (if allowed by local zoning), and one additional off-site cultivation location. None of these sites can be operational, however, until the dispensary receives an Approval to Operate from ADHS for the applicable site. This Approval to Operate requires: (i) an application on the ADHS form, (ii) demonstration of compliance with local zoning regulations, (iii) a site plan and floor plan for the applicable property, and (iv) an in-person inspection by ADHS of the applicable location to ensure compliance with the Rules and consistency with the dispensary’s applicable policies and procedures.

With the passage of Senate Bill 1494, Certificates are renewed biennially. Before expiry, an entity holding a Certificate must submit a renewal application. While renewals are granted biennially, there is no ultimate expiry after which no renewals are permitted.

Arizona Security Requirements for Dispensary Facilities

Any dispensary facility (both retail and cultivation) must abide by the following security requirements: (i) ensure that access to the facilities is limited to authorized agents of the dispensary who are in possession of a dispensary agent identification card, and (ii) equip the facility with: (a) intrusion alarms and surveillance equipment, (b) exterior and interior lighting to facilitate surveillance, (c) at least one 19-inch monitor for surveillance and a video capable of printing a high resolution still image, (d) high resolution video cameras at all points of sale, entrances, exits, and limited access areas, both in and around the building, (e) 30 days’ video storage, (f) failure notifications and battery backups for the security system, and (g) panic buttons inside each building.

Arizona Storage Requirements

Any dispensary facility (both retail and cultivation) must abide by the following requirements for the storage of product: (i) product must be stored in an area that is separate from areas used to store toxic and flammable materials, (ii) product must be stored in a manner that is clean and sanitary, (iii) product must be protected from flies, dust, dirt, and any other contamination, and (iv) surfaces and objects used in the handling and storage of product must be cleaned daily. Additionally, the Rules establish strict inventory protocols for tracking product from “seed to sale,” which requires product to be traceable to the original plants used to grow the cannabis used in the product.

Arizona Transportation Requirements

Dispensaries may transport medical cannabis between their own sites, or between their sites and another dispensary’s site, and must comply with the following Rules: (i) prior to transportation, the dispensary agent must complete a trip plan showing: (a) the name of the dispensary agent in charge of transporting the cannabis, (b) the date and start time of the trip, (c) a description of the cannabis, cannabis plants, or cannabis paraphernalia being transported, and (d) the anticipated route of transportation, including any anticipated stops during the trip; (ii) during transport the dispensary agent shall: (a) carry a copy of the trip plan at all times, (b) use a vehicle with no medical cannabis identification, (c) have a means of communicating with the dispensary, and (d) ensure that no cannabis is visible; and (iii) dispensaries must maintain trip plan records for at least two years.

ADHS Inspections and Enforcement

ADHS may inspect a facility at any time upon five (5) days’ notice to the dispensary. However, if ADHS receives a complaint that a dispensary is not in compliance with the AMMA or the Rules, ADHS may conduct an unannounced inspection. ADHS will provide written notice to the dispensary via a Statement of Deficiencies of any violations found during any inspection, after which the dispensary has 20 working days to take corrective action and to provide ADHS with a written Plan of Correction.

ADHS shall revoke a Certificate if a dispensary: (i) operates before obtaining Approval to Operate a dispensary from ADHS, (ii) dispenses, delivers, or otherwise transfers cannabis to an entity other than another licensed dispensary, a qualifying patient with a valid registry identification card, or a designated caregiver with a valid registry identification card, (iii) acquires usable cannabis or mature cannabis plants from any entity other than another licensed dispensary, a qualifying patient with a valid registry identification card, or a designated caregiver with a valid registry identification card, or (iv) if a principal officer or board member has been convicted of an excluded felony offense.

Furthermore, ADHS may revoke a Certificate if a dispensary does not: (i) comply with the requirements of the AMMA or the Rules, or (ii) implement the policies and procedures or comply with the statements provided to ADHS with the dispensary’s application.

Compliance with State Regulatory Frameworks

Nevada Regulatory Compliance

The  Company’s Nevada Businesses are in compliance with applicable licensing requirements and the regulatory framework enacted by the State of Nevada in all material respects, and maintain the appropriate licenses for the cultivation, production, distribution and operation of dispensaries, as applicable.

The Nevada Businesses have not experienced any unremedied non-compliance which may have an impact on its licenses, business activities or operations which have not been remedied, nor are such businesses subject to any outstanding notices of violation by the State of Nevada which may have an impact on its licenses, business activities or operations. As noted under “Non-Compliance with State and Local Cannabis Laws” below, Ayr intends to cause its businesses to promptly remedy any material known occurrences of non-compliance with applicable State and local cannabis rules and regulations and Ayr intends to publicly disclose any material non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations.

Each of the Nevada Businesses uses a seed-to-sale capable control system for tracking and tracing cannabis plants and products. Each of LeafLogix and METRC are in use among the Company’s Nevada Businesses. These solutions have been specifically designed to satisfy the applicable reporting requirements associated with regulated cannabis activities.

In addition to these software-based control systems, each of the Nevada Businesses have designated a set of operating procedures, including employee training in respect of such procedures, to secure compliance.

Standard operating procedures in respect of regulatory compliance were developed by each of the Nevada Businesses and reviewed with the applicable regulators during such business’ initial licensing processes and are reviewed on a continuous basis by virtue of ongoing inspections and reviews by the applicable regulatory authorities. Managers and employees at the Company’s Nevada Businesses are empowered to identify key business processes that should be formally documented to assure safety and regulatory compliance.

Each of the Nevada Businesses have detailed standard operating procedures in respect of building security, cash management, security of financial instruments, security monitoring systems, security of information, and general security and safety.

Each of the Nevada Businesses utilizes a security system around the perimeter of each dispensary designed to prevent and detect diversion, theft or less of cannabis, utilizing commercial grade security and surveillance equipment in compliance with State regulatory requirements.

Additionally, the Company’s Nevada Businesses have detailed standard operating procedures and protocols for inventory and storage processes, including responsibility for management, inventory limits, inventory counts and reviews, facility reporting, cannabis inventory receipts, a waste disposal plan, salvage and solid waste disposal.

Inventory Management Requirements: The Company’s Nevada Businesses maintain policies and procedures and employs industry-specific software to track inventory and to ensure strict regulatory compliance at both the retail and wholesale levels. These processes include:

●	wholesale transfer;
●	inventory intake;
●	inventory management;
●	retail transactions; and
●	sales data tracking and reporting.

Procedures exist to seek to ensure that each of the applicable Nevada Businesses track its cumulative inventory of seeds, plants, and usable cannabis. Generally, these inventory control systems are designed to:

●	establish and maintain a perpetual inventory system which adequately documents the flow of materials through the manufacturing process;
●	establish procedures which reconcile the raw material used to the finished product on the basis of each job; and
●	seek to ensure the absence of significant variances between system outputs and physical inventory counts.

For cultivation and production facilities, for each lot received at a facility, such inventory control systems are designed to document:

●	the batch, lot, and production run number, as applicable;
●	whether the batch originated from cannabis seeds or cannabis cuttings
●	the strain of the cannabis seeds or cannabis cuttings planted;
●	the number of cannabis seeds or cannabis cuttings planted;
●	the date on which the cannabis seeds or cuttings were planted;
●	a list of all chemical additives used in the cultivation, including nonorganic pesticides, herbicides and fertilizers;
●	the number of cannabis plants grown to maturity;
●	harvest information, including:
o	the date of harvest;

o	the final yield weight of processed usable cannabis; and
o	the name and agent registration card number of the agent responsible for the harvest;
●	cannabis flowers in process in all locations;
●	cannabis in storage by location;
●	cannabis in locked containers awaiting disposal; and
●	an audit trail of all material inventory adjustments.

Retail dispensaries maintain current and complete books and records and sales reports, including invoices that reflect all purchases and sales of cannabis made to and by the applicable dispensary, that are available from an electronic verification system, point of sale systems, and/or inventory control systems (which may be separate systems or functionalities combined into a single system) and are stored in secure safe rooms. Such records include:

●	in respect of dispensary inventory:
o	the date and time of delivery of each purchase or transfer from a cultivation or production facility;
o	the quantity, type and form and price of cannabis and infused or edible products purchased from a cultivation or production facility in each purchase as well as related products;
o	invoices and delivery documents, showing entry into the inventory control system; and
o	the quantity of cannabis still available for sale at the dispensary; and
●	in respect of dispensary retail sales:
o	the date and time of each retail sale;
o	the quantity, type, form, and price of cannabis distributed or dispensed;
o	the price paid or consideration given for the cannabis;
o	identifying information of the purchaser (i.e., name and address, and card number in the case of medical cannabis transactions); and

oidentifying information of the employee conducting the transaction (i.e., the name, initials, or employee identification number of the person who dispensed or sold the cannabis).

All invoices and delivery documents must be systematically filed and maintained for a period of five years from date of delivery and must show a legible and complete statement of terms and conditions for each purchase.

Sales records must be compliant with all of the applicable policies and procedures according to applicable documented plans State laws and regulations, and must include for regulatory authority reporting and internal tracking purposes:

●	verification of the age of the consumer by checking a government-issued identification card containing a photograph of the consumer using an approved identification scanner
●	the date and time of each sale;
●	the method of distribution (on-site or delivery);
●	the quantity, form, and price cannabis and any other products sold;
●	the number of the cannabis establishment agent registration card of the employee completing the sales transaction; and
●	the number of the license for the cannabis establishment

Disposal of Inventory: All cannabis waste, including waste composed of or containing finished cannabis, must be stored, secured, and managed in accordance with applicable State and local statutes, ordinances, and regulations. All waste disposed of by the Nevada Businesses is recorded in the relevant inventory control system, including:

●	a description of and reason for the cannabis being disposed of, including, if applicable, the number of failed or other unusable cannabis plants;
●	the date of disposal;
●	confirmation that the cannabis was rendered unusable before disposal;
●	the method of disposal; and
●	the name and cannabis establishment agent registration card number of the agent responsible for the disposal.

Only specifically authorized employees can destroy product. A list of authorized employees that may destroy product is required to be maintained at each of the Nevada Businesses. Permissions are defined by agent and password protected. The destroyed weight and the reason for destruction is required and recorded. The inventory control systems of the Nevada Businesses can generate reports on destroyed material at any point in the destruction process.

In addition to controls over inventory, State regulatory frameworks specify guidelines in respect of general security.

General Security Guidelines: The applicable Nevada Businesses’ general security guidelines include:

●	background checks for current/new employees, particularly if the employee is to be accessing restricted areas;
●	maintaining video surveillance of facilities;
●	maintaining visitor logs;
●	providing for and maintaining secure perimeters for facilities;
●	requesting employees to watch for suspicious activities;
●	keeping all access system credentials, access codes, access cards, passwords, etc., in a way that is designed to be secure and accessible only to specifically authorized personnel;
●	retrieving keys and employment identification cards from an employee and changing computer access passwords when their employment ends;
●	arranging for prompt and safe disposal of materials;
●	all employees being required to be trained on emergency procedures; and
●	posting emergency response numbers, including fire, law enforcement, and executive team in several locations in each facility.

Cash Management: As noted above, the Company’s Nevada Businesses have detailed standard operating procedures and protocols for cash management, including internal controls and cash security procedures. Examples of such standard operating procedures and protocols used by certain of the Nevada Businesses include, without limitation:

●	random review of cash register drawers by dispensary supervisors;
●	random removal of cash from cash register drawers by dispensary supervisors and placement of such cash into a secure vault;
●	insertion of all cash from cash registers drawers into a secure vault at the end of each day;
●	recording of daily cash intake by supervisors on a “Register Close” sheet and daily reconciliation of such values against daily sales reports and the prior day’s recording of total cash on-hand;
●	recording of all disbursements on a disbursement form; and
●	daily audits of total cash on hand and investigations in respect of any noted variances.

The Company’s Nevada Businesses have worked with internal personnel and advisors to help prescribe and/or implement measures designed to seek to ensure compliance with applicable State laws on an ongoing basis, including:

●	correspondence and updates with regulators;
●	ongoing monitoring of compliance with operating procedures and regulations by on-site management; and
●	appropriate employee training for all standard operating procedures.

In Nevada, Ayr enlists their internal compliance personnel, whose responsibilities include monitoring the day-to-day activities, ensuring that the established standard operating procedures are being adhered to, identifying any non-compliance matters and putting into place the necessary modifications to seek to ensure compliance.

While the Company’s Nevada Businesses  are compliant with State and local cannabis laws in all material respects, their cannabis-related activities remain illegal under United States federal law. See “Risk Factors”.

Massachusetts Regulatory Compliance

The Company’s Massachusetts-based business is in compliance with applicable licensing requirements and the regulatory framework enacted by the Commonwealth of Massachusetts in all material respects, and maintains the appropriate licenses for the cultivation, production, distribution and operation of dispensaries, as applicable.

The Company’s Massachusetts-based business has not experienced any unremedied non-compliance which may have an impact on its licenses, business activities or operations which has not been remedied, nor is such business subject to any outstanding notices of violation by the Commonwealth of Massachusetts which may have an impact on its licenses, business activities or operations. As noted under “Non-Compliance with State and Local Cannabis Laws” below, Ayr intends to cause its businesses to promptly remedy any material known occurrences of non-compliance with applicable State and local cannabis rules and regulations and Ayr intends to publicly disclose any material non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations. Given the stage of business of the Company’s Massachusetts-based business, such business has, on an on-going basis, internally reviewed applicable Massachusetts laws and regulations relating to the cultivation, manufacture, distribution and sale of cannabis and cannabis products and has internally analyzed its exposure to U.S. federal law. The Company’s Massachusetts-based business has enlisted internal compliance personnel to provide on-going advice on applicable U.S. federal and Massachusetts laws.

The Company’s Massachusetts-based business currently possesses three (3) registered marijuana dispensary registrations which allow the business to sell medical marijuana in Massachusetts directly to consumers, and which allow for the right to open three (3) adult use dispensaries subject to local municipality and other marijuana regulatory approvals. The Massachusetts-based business also currently possesses licenses to cultivate, manufacture and transport to other marijuana establishments in Massachusetts. No assurance can be given that the applicable regulatory approvals allowing for the opening of adult use dispensaries will be received.

In order to seek to ensure compliance with applicable regulatory frameworks, the Company’s Massachusetts-based business employs a combination of software-based metric tracking and operational processes and procedures designed to comply with in-place regulatory requirements.

The Company’s Massachusetts-based business uses LeafLogix, a seed-to-sale capable control system, for tracking and tracing cannabis plants and products. This solution has been specifically designed to satisfy the applicable reporting requirements associated with regulated cannabis activities.

In addition to the software-based control systems, the Company’s Massachusetts-based business has designated a set of operating procedures, including employee training with respect to such procedures, to secure compliance.

Standard operating procedures for regulatory compliance were developed by the Massachusetts-based business and reviewed with the applicable regulators during such business’ initial licensing processes and are reviewed on a continuous basis by virtue of ongoing inspections and reviews by the applicable regulatory authorities. Managers and employees at the Company’s Massachusetts-based business are empowered to identify key business processes that should be formally documented to assure safety and regulatory compliance.

The Company’s Massachusetts-based business has detailed standard operating procedures for building security, cash management, security of financial instruments, security monitoring systems, security of information, and general security and safety.

The Company’s Massachusetts-based business utilizes a security system around the perimeter of each dispensary designed to prevent and detect diversion, theft or less of marijuana, utilizing commercial grade security and surveillance equipment in compliance with the Commonwealth’s regulatory requirements.

Additionally, the Company’s Massachusetts-based business also has detailed standard operating procedures and protocols for inventory and storage processes, including responsibility for management, inventory limits, inventory counts and reviews, facility reporting, cannabis inventory receipts, a waste disposal plan, salvage and solid waste disposal.

Inventory Management Requirements: The Company’s Massachusetts-based business maintains policies and procedures and employs industry-specific software to track inventory and to seek to ensure strict regulatory compliance at both the retail and wholesale levels. These processes include:

●	wholesale transfer;
●	inventory intake;
●	inventory management;
●	retail transactions; and
●	sales data tracking and reporting.

Procedures exist to seek to ensure that each applicable Massachusetts-based facility tracks its cumulative inventory of seeds, plants, and usable marijuana. Generally, these inventory control systems are designed to:

●	establish and maintain a perpetual inventory system which adequately documents the flow of materials through the manufacturing process;
●	establish procedures which reconcile the raw material used to the finished product on the basis of each job; and
●	seek to ensure the absence of significant variances between system outputs and physical inventory counts.

For cultivation and production facilities, for each lot received at a facility, such inventory control systems are designed to document:

●	the batch;
●	the strain of the marijuana seeds or marijuana cuttings planted;
●	the number of marijuana seeds or marijuana cuttings planted;
●	the date on which the marijuana seeds or cuttings were planted;
●	a log or schedule of chemical additives used in the cultivation, including nonorganic pesticides, herbicides and fertilizers;
●	the number of marijuana plants grown to maturity;
●	harvest information, including:
o	the date of harvest; and
o	the final yield weight of processed usable marijuana;
●	marijuana flowers in process in all locations;
●	marijuana in storage by location;
●	marijuana in locked containers awaiting disposal; and
●	an audit trail of all material inventory adjustments.

Retail dispensaries maintain current and complete books and records and sales reports, including invoices that reflect all purchases and sales of marijuana made to and by the applicable dispensary, that are available from the Massachusetts-based business’ electronic verification systems, point of sale systems, and/or inventory control systems (which may be separate systems or functionalities combined into a single system) and are stored in secure safe rooms. Such records include:

●	in respect of dispensary inventory:
o	the date and time of delivery of each purchase or transfer from a cultivation or production facility;
o	the quantity, type and form of marijuana and infused or edible products purchased from a cultivation or production facility in each purchase as well as related products;
o	invoices and delivery documents, showing entry into the inventory control system; and
o	the quantity of marijuana still available for sale at the dispensary; and
●	in respect of dispensary retail sales:
o	the date and time of each retail sale;
o	the quantity, type, form, and price of marijuana distributed or dispensed;
o	the price paid or consideration given for the marijuana;
o	identifying information of the purchaser (i.e., name and address, and card number in the case of medical marijuana transactions); and
o	identifying information of the employee conducting the transaction (i.e., the name, initials, or employee identification number of the person who dispensed or sold the marijuana).

All invoices and delivery documents must be systematically filed and must show a legible and complete statement of terms and conditions for each purchase.

Sales records must be compliant with all applicable Ayr policies and procedures according to applicable documented plans, State laws and regulations, and must include for regulatory authority reporting and internal tracking purposes:

●	the date and time of each sale;
●	the method of distribution (on-site or delivery);
●	the quantity, form, and price marijuana and any other products dispensed;
●	the consideration given;
●	the name, address, and identification number of the marijuana as recorded on the electronic verification system; and
●	the names, initials, or employee identification numbers of the individuals who packaged, dispensed, delivered, and sold the marijuana.

Disposal of Inventory: All marijuana waste, including waste composed of or containing finished marijuana, must be stored, secured, and managed in accordance with applicable State and local statutes, ordinances, and regulations. All waste disposed of by the Massachusetts-based business is recorded in such business’ inventory control system, including:

●	a description of and reason for the marijuana being disposed of, including, if applicable, the number of failed or other unusable marijuana plants;
●	the date of disposal;
●	confirmation that the marijuana was rendered unusable before disposal; and
●	the method of disposal.

In addition to controls over inventory, State regulatory frameworks specify guidelines in respect of general security.

General Security Guidelines: The Massachusetts-based business’ general security guidelines include:

●	background checks for current/new employees, particularly if the employee is to be accessing restricted areas;
●	maintaining video surveillance of facilities;
●	maintaining visitor logs;
●	providing for and maintaining secure perimeters for facilities;
●	requesting employees to watch for suspicious activities;
●	keeping all access system credentials, access codes, access cards, passwords, etc., in a way that is designed to be secure and accessible only to specifically authorized personnel;
●	retrieving keys and employment identification cards from an employee and changing computer access passwords when their employment ends;
●	arranging for prompt and safe disposal of materials;
●	all employees being required to be trained on emergency procedures; and
●	posting emergency response numbers, including fire, law enforcement, and executive team in several locations in each facility.

Cash Management: As noted above, the Company’s Massachusetts-based business has detailed standard operating procedures and protocols for cash management, including internal controls and cash security procedures. Examples of such standard operating procedures and protocols used by such business’ dispensaries include, without limitation:

●	random review of cash register drawers by dispensary supervisors;
●	random removal of cash from cash register drawers by dispensary supervisors and placement of such cash into a secure vault;
●	insertion of all cash from cash registers drawers into a secure vault at the end of each day;
●	recording of daily cash intake by supervisors on a “Register Close” sheet and daily reconciliation of such values against daily sales reports and the prior day’s recording of total cash on-hand;
●	recording of all disbursements on a disbursement form; and
●	daily audits of total cash on hand and investigations in respect of any noted variances.

The Company’s Massachusetts-based business has worked with an internal advisor to help prescribe and/or implement measures designed to seek to ensure compliance with applicable State laws on an ongoing basis, including:

●	correspondence and updates with regulators;
●	ongoing monitoring of compliance with operating procedures and regulations by on-site management; and
●	appropriate employee training for all standard operating procedures.

In Massachusetts, Ayr enlists its management and compliance personnel, whose responsibilities include monitoring the day-to-day activities, ensuring that the established standard operating procedures are being adhered to, identifying any non-compliance matters and putting into place the necessary modifications to seek to ensure compliance.

While the Company’s Massachusetts-based business is compliant with State and local cannabis laws in all material respects, its cannabis-related activities remain illegal under United States federal law. See “Risk Factors”.

Pennsylvania Regulatory Compliance

The Company’s Pennsylvania-based business is in compliance with applicable licensing requirements and the regulatory framework enacted by the Commonwealth of Pennsylvania, and maintains the appropriate licenses for the cultivation, manufacture and transport of medical cannabis, as applicable.

The Company’s Pennsylvania-based business has not experienced any unremedied non-compliance which may have an impact on its licenses, business activities or operations which has not been remedied, nor is such business subject to any outstanding notices of violation by the Commonwealth of Pennsylvania which may have an impact on its licenses, business activities or operations. As noted under “Non-Compliance with State and Local Cannabis Laws” below, Ayr intends to cause its businesses to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations and Ayr intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations. Given the stage of business of the Company’s Pennsylvania-based business, such business has, on an on-going basis, internally reviewed applicable Pennsylvania laws and regulations relating to the cultivation, manufacture and transport of medical cannabis and has internally analyzed its exposure to U.S. federal law. The Company’s Pennsylvania-based business has enlisted internal compliance personnel to provide on-going advice on applicable U.S. federal and Pennsylvania laws.

The Company’s Pennsylvania-based subsidiaries currently possesses two (2) Grower/Processor permits and two (2) Dispensary permits. The cultivation license allows for unlimited cultivation with no cap on either canopy size or production volume. Its Dispensary licenses authorize a total of nine retail locations.

In order to seek to ensure compliance with applicable regulatory frameworks, the Company’s Pennsylvania-based business employs a combination of software-based metric tracking and operational processes and procedures designed to comply with in-place regulatory requirements.

The Company’s Pennsylvania-based business uses MJ Freeway, a seed-to-sale capable control system, for tracking and tracing cannabis plants and products. This solution has been specifically designed to satisfy the applicable reporting requirements associated with regulated cannabis activities.

In addition to the software-based control systems, the Company’s Pennsylvania-based business has designated a set of operating procedures, including employee training with respect to such procedures, to seek to secure compliance.

Standard operating procedures for regulatory compliance were developed by the Pennsylvania-based business and reviewed with the applicable regulators during such business’ initial licensing processes and are reviewed on a continuous basis by virtue of ongoing inspections and reviews by the applicable regulatory authorities. Managers and employees at the Company’s Pennsylvania-based business are empowered to identify key business processes that should be formally documented to seek to assure safety and regulatory compliance.

The Company’s Pennsylvania-based business has detailed standard operating procedures for building security, security of financial instruments, security monitoring systems, security of information, and general security and safety.

The Company’s Pennsylvania-based business utilizes a security system around the perimeter of its premises designed to prevent and detect diversion, theft or less of marijuana, utilizing commercial grade security and surveillance equipment in compliance with the Commonwealth’s regulatory requirements.

Additionally, the Company’s Pennsylvania-based business also has detailed standard operating procedures and protocols for inventory and storage processes, including responsibility for management, inventory limits, inventory counts and reviews, facility reporting, cannabis inventory receipts, a waste disposal plan, salvage and solid waste disposal.

Inventory Management Requirements: The Company’s Pennsylvania-based business maintains policies and procedures and employs industry-specific software to track inventory and to seek to ensure strict regulatory compliance at both the retail and wholesale levels. These processes include:

●	wholesale transfer;
●	inventory intake;
●	inventory management; and

●	sales data tracking and reporting.

Procedures exist to seek to ensure that each applicable Pennsylvania-based facility tracks its cumulative inventory of seeds, plants, and usable marijuana. Generally, these inventory control systems are designed to:

●	establish and maintain a perpetual inventory system which adequately documents the flow of materials through the manufacturing process;
●	establish procedures which reconcile the raw material used to the finished product on the basis of each job; and
●	seek to ensure the absence of significant variances between system outputs and physical inventory counts.

For each lot received at a cultivation/production facility, such inventory control systems are designed to document:

●	the batch;
●	the strain of the marijuana seeds or marijuana cuttings planted;
●	the number of marijuana seeds or marijuana cuttings planted;
●	the date on which the marijuana seeds or cuttings were planted;
●	a log or schedule of chemical additives used in the cultivation, including nonorganic pesticides, herbicides and fertilizers;
●	the number of marijuana plants grown to maturity;
●	harvest information, including:
o	the date of harvest; and
o	the final yield weight of processed usable marijuana;
●	marijuana flowers in process in all locations;
●	marijuana in storage by location;
●	marijuana in locked containers awaiting disposal; and
●	an audit trail of all material inventory adjustments.

All invoices and delivery documents must be systematically filed and must show a legible and complete statement of terms and conditions for each purchase.

Disposal of Inventory: All marijuana waste, including waste composed of or containing finished marijuana, must be stored, secured, and managed in accordance with applicable State and local statutes, ordinances, and regulations. All waste disposed of by the Pennsylvania-based business is recorded in such business’ inventory control system, including:

●	a description of and reason for the marijuana being disposed of, including, if applicable, the number of failed or other unusable marijuana plants;
●	the date of disposal;
●	confirmation that the marijuana was rendered unusable before disposal; and
●	the method of disposal.

In addition to controls over inventory, State regulatory frameworks specify guidelines in respect of general security.

General Security Guidelines: The Pennsylvania-based business’ general security guidelines include:

●	background checks for current/new employees, particularly if the employee is to be accessing restricted areas;
●	maintaining video surveillance of facilities;
●	maintaining visitor logs;
●	providing for and maintaining secure perimeters for facilities;
●	requesting employees to watch for suspicious activities;
●	keeping all access system credentials, access codes, access cards, passwords, etc., in a way that is designed to be secure and accessible only to specifically authorized personnel;
●	retrieving keys and employment identification cards from an employee and changing computer access passwords when their employment ends;
●	arranging for prompt and safe disposal of materials;
●	all employees being required to be trained on emergency procedures; and
●	posting emergency response numbers, including fire, law enforcement, and executive team in several locations in each facility.

The Company’s Pennsylvania-based business has worked to prescribe and/or implement measures designed to seek to ensure compliance with applicable State laws on an ongoing basis, including:

●	correspondence and updates with regulators;
●	ongoing monitoring of compliance with operating procedures and regulations by on-site management; and
●	appropriate employee training for all standard operating procedures.

In Pennsylvania, Ayr enlists its management and compliance personnel, whose responsibilities include monitoring the day-to-day activities, ensuring that the established standard operating procedures are being adhered to, identifying any non-compliance matters and putting into place the necessary modifications to seek to ensure compliance.

While the Company’s Pennsylvania-based business is compliant with State and local cannabis laws in all material respects, its cannabis-related activities remain illegal under United States federal law. See “Risk Factors”.

Florida Regulatory Compliance

The Company’s Florida-based business is in compliance with applicable licensing requirements and the regulatory framework enacted by the State of Florida, and maintains the appropriate licenses for the cultivation, manufacture, transport and dispensing of medical cannabis, as applicable.

The Company’s Florida-based business has not experienced any unremedied non-compliance which may have an impact on its licenses, business activities or operations which has not been remedied. As noted under “Non-Compliance with State and Local Cannabis Laws” below, Ayr intends to cause its businesses to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations and Ayr intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations. Given the stage of business of the Company’s Florida-based business, such business has, on an on-going basis, internally reviewed applicable Florida laws and regulations relating to the cultivation, manufacture, transport and dispensing of medical cannabis and has internally analyzed its exposure to U.S. federal law. The Company’s Florida-based business has enlisted internal compliance personnel to provide on-going advice on applicable U.S. federal and Florida laws.

The Company’s Florida-based business currently possesses a license to cultivate, manufacture, transport and dispense medical cannabis to qualified patients in Florida. The Company’s Florida-based business’s license allows for unlimited cultivation with no cap on either canopy size or production volume.

In order to seek to ensure compliance with applicable regulatory frameworks, the Company’s Florida-based business employs a combination of software-based metric tracking and operational processes and procedures designed to comply with in-place regulatory requirements.

The Company’s Florida-based business uses LeafLogix, a seed-to-sale capable control system, for tracking and tracing cannabis plants and products. This solution has been specifically designed to satisfy the applicable reporting requirements associated with regulated cannabis activities.

In addition to the software-based control systems, the Company’s Florida-based business has designated a set of operating procedures, including employee training with respect to such procedures, to seek to secure compliance.

Standard operating procedures for regulatory compliance were developed by the Florida-based business and reviewed with the applicable regulators during such business’ initial licensing processes and are reviewed on a continuous basis by virtue of ongoing inspections and reviews by the applicable regulatory authorities. Managers and employees at the Company’s Florida-based business are empowered to identify key business processes that should be formally documented to seek to assure safety and regulatory compliance.

The Company’s Florida-based business has detailed standard operating procedures for building security, security of financial instruments, security monitoring systems, security of information, and general security and safety.

The Company’s Florida-based business utilizes a security system around the perimeter of its premises designed to prevent and detect diversion, theft or less of marijuana, utilizing commercial grade security and surveillance equipment in compliance with the State’s regulatory requirements.

Additionally, the Company’s Florida-based business also has detailed standard operating procedures and protocols for inventory and storage processes, including responsibility for management, inventory limits, inventory counts and reviews, facility reporting, cannabis inventory receipts, a waste disposal plan, salvage and solid waste disposal.

Inventory Management Requirements: The Company’s Florida-based business maintains policies and procedures and employs industry-specific software to track inventory and to seek to ensure strict regulatory compliance at both the retail and wholesale levels. These processes include:

●	wholesale transfer;
●	inventory intake;
●	inventory management; and
●	sales data tracking and reporting.

Procedures exist to seek to ensure that each applicable Florida-based facility tracks its cumulative inventory of seeds, plants, and usable marijuana. Generally, these inventory control systems are designed to:

●	establish and maintain a perpetual inventory system which adequately documents the flow of materials through the manufacturing process;
●	establish procedures which reconcile the raw material used to the finished product on the basis of each job; and
●	seek to ensure the absence of significant variances between system outputs and physical inventory counts.

For each lot received at a cultivation/production facility, such inventory control systems are designed to document:

●	the batch;
●	the strain of the marijuana seeds or marijuana cuttings planted;
●	the number of marijuana seeds or marijuana cuttings planted;
●	the date on which the marijuana seeds or cuttings were planted;
●	a log or schedule of chemical additives used in the cultivation, including nonorganic pesticides, herbicides and fertilizers;
●	the number of marijuana plants grown to maturity;
●	harvest information, including:
o	the date of harvest; and
o	the final yield weight of processed usable marijuana;
●	marijuana flowers in process in all locations;
●	marijuana in storage by location;
●	marijuana in locked containers awaiting disposal; and
●	an audit trail of all material inventory adjustments.

All invoices and delivery documents must be systematically filed and must show a legible and complete statement of terms and conditions for each purchase.

Disposal of Inventory: All marijuana waste, including waste composed of or containing finished marijuana, must be stored, secured, and managed in accordance with applicable State and local statutes, ordinances, and regulations. All waste disposed of by the Florida-based business is recorded in such business’ inventory control system, including:

●	a description of and reason for the marijuana being disposed of, including, if applicable, the number of failed or other unusable marijuana plants;
●	the date of disposal;
●	confirmation that the marijuana was rendered unusable before disposal; and
●	the method of disposal.

In addition to controls over inventory, State regulatory frameworks specify guidelines in respect of general security.

General Security Guidelines: The Florida-based business’s general security guidelines include:

●	background checks for current/new employees, particularly if the employee is to be accessing restricted areas;

●	maintaining video surveillance of facilities;
●	maintaining visitor logs;
●	providing for and maintaining secure perimeters for facilities;
●	requesting employees to watch for suspicious activities;
●	keeping all access system credentials, access codes, access cards, passwords, etc., in a way that is designed to be secure and accessible only to specifically authorized personnel;
●	retrieving keys and employment identification cards from an employee and changing computer access passwords when their employment ends;
●	arranging for prompt and safe disposal of materials;
●	all employees being required to be trained on emergency procedures; and
●	posting emergency response numbers, including fire, law enforcement, and executive team in several locations in each facility.

The Company’s Florida-based business has worked to prescribe and/or implement measures designed to seek to ensure compliance with applicable State laws on an ongoing basis, including:

●	correspondence and updates with regulators;
●	ongoing monitoring of compliance with operating procedures and regulations by on-site management; and
●	appropriate employee training for all standard operating procedures.

In Florida, Ayr enlists its management and compliance personnel, whose responsibilities include monitoring the day-to-day activities, ensuring that the established standard operating procedures are being adhered to, identifying any non-compliance matters and putting into place the necessary modifications to seek to ensure compliance.

While the Company’s Florida-based business is compliant with State and local cannabis laws, its cannabis-related activities remain illegal under United States federal law. See “Risk Factors”.

Arizona Regulatory Compliance

Except as provided below, the Company’s Arizona-based business is in compliance with applicable licensing requirements and the regulatory framework enacted by the State of Arizona, and maintains the appropriate licenses for a Marijuana Establishment and Medical Marijuana Dispensary and has obtained authorizations for off-site cultivation facilities and the manufacturing of edibles under both licenses.

Except as provided below, the Company’s Arizona-based business has not experienced any unremedied non-compliance which may have an impact on its licenses, business activities or operations which has not been remedied, nor is such business subject to any outstanding notices of violation by the State of Arizona which may have an impact on its licenses, business activities or operations. Ayr intends to cause its businesses to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations. Given the stage of business of the Company’s Arizona-based business, such business has, on an on-going basis, internally reviewed applicable Arizona laws and regulations relating to recreational and medical marijuana and has internally analyzed its exposure to U.S. federal law. The Company has enlisted internal compliance personnel to provide on-going advice on applicable U.S. federal and Arizona laws.

In order to seek to ensure compliance with applicable regulatory frameworks, the Company’s Arizona-based business employs a combination of software-based metric tracking and operational processes and procedures designed to comply with in-place regulatory requirements.

The Company’s Arizona-based business uses LeafLogix, a seed-to-sale capable control system, for tracking and tracing cannabis plants and products. This solution has been specifically designed to satisfy the applicable reporting requirements associated with regulated cannabis activities.

In addition to the software-based control systems, the Company’s Arizona-based business has designated a set of operating procedures, including employee training with respect to such procedures, to seek to secure compliance.

Standard operating procedures for regulatory compliance were developed by the Arizona-based business and reviewed with the applicable regulators during such business’ initial licensing processes and are reviewed on a continuous basis by virtue of ongoing inspections and reviews by the applicable regulatory authorities. Managers and employees at the Company’s Arizona-based business are empowered to identify key business processes that should be formally documented to seek to assure safety and regulatory compliance.

The Company’s Arizona-based business has detailed standard operating procedures for building security, security of financial instruments, security monitoring systems, security of information, and general security and safety.

The Company’s Arizona-based business utilizes a security system around the perimeter of its premises designed to prevent and detect diversion, theft or less of marijuana, utilizing commercial grade security and surveillance equipment in compliance with Arizona’s regulatory requirements.

Additionally, the Company’s Arizona-based business also has detailed standard operating procedures and protocols for inventory and storage processes, including responsibility for management, inventory limits, inventory counts and reviews, facility reporting, cannabis inventory receipts, a waste disposal plan, salvage and solid waste disposal.

Inventory Management Requirements: The Company’s Arizona-based business maintains policies and procedures and employs industry-specific software to track inventory and to seek to ensure strict regulatory compliance at both the retail and wholesale levels. These processes include:

●	wholesale transfer;
●	inventory intake;
●	inventory management; and
●	sales data tracking and reporting.

Procedures exist to seek to ensure that each applicable Arizona-based facility tracks its cumulative inventory of seeds, plants, and usable marijuana. Generally, these inventory control systems are designed to:

●	establish and maintain a perpetual inventory system which adequately documents the flow of materials through the manufacturing process;
●	establish procedures which reconcile the raw material used to the finished product on the basis of each job; and
●	seek to ensure the absence of significant variances between system outputs and physical inventory counts.

For each lot received at a cultivation/production facility, such inventory control systems are designed to document:

●	the batch;
●	the strain of the marijuana seeds or marijuana cuttings planted;
●	the number of marijuana seeds or marijuana cuttings planted;
●	the date on which the marijuana seeds or cuttings were planted;
●	a log or schedule of chemical additives used in the cultivation, including nonorganic pesticides, herbicides and fertilizers;
●	the number of marijuana plants grown to maturity;
●	harvest information, including:
o	the date of harvest; and
o	the final yield weight of processed usable marijuana;
●	marijuana flowers in process in all locations;
●	marijuana in storage by location;
●	marijuana in locked containers awaiting disposal; and
●	an audit trail of all material inventory adjustments.

All invoices and delivery documents must be systematically filed and must show a legible and complete statement of terms and conditions for each purchase.

Disposal of Inventory: All marijuana waste, including waste composed of or containing finished marijuana, must be stored, secured, and managed in accordance with applicable State and local statutes, ordinances, and regulations. All waste disposed of by the Arizona-based business is recorded in such business’ inventory control system, including:

●	a description of and reason for the marijuana being disposed of, including, if applicable, the number of failed or other unusable marijuana plants;
●	the date of disposal;
●	confirmation that the marijuana was rendered unusable before disposal; and
●	the method of disposal.

In addition to controls over inventory, State regulatory frameworks specify guidelines in respect of general security.

General Security Guidelines: The Arizona-based business’ general security guidelines include:

●	background checks for current/new employees, particularly if the employee is to be accessing restricted areas;
●	maintaining video surveillance of facilities;
●	maintaining visitor logs;
●	providing for and maintaining secure perimeters for facilities;
●	requesting employees to watch for suspicious activities;
●	keeping all access system credentials, access codes, access cards, passwords, etc., in a way that is designed to be secure and accessible only to specifically authorized personnel;
●	retrieving keys and employment identification cards from an employee and changing computer access passwords when their employment ends;
●	arranging for prompt and safe disposal of materials;
●	all employees being required to be trained on emergency procedures; and
●	posting emergency response numbers, including fire, law enforcement, and executive team in several locations in each facility.

The Company’s Arizona-based business has worked to prescribe and/or implement measures designed to seek to ensure compliance with applicable State laws on an ongoing basis, including:

●	correspondence and updates with regulators;
●	ongoing monitoring of compliance with operating procedures and regulations by on-site management; and
●	appropriate employee training for all standard operating procedures.

In Arizona, Ayr enlists its management and compliance personnel, whose responsibilities include monitoring the day-to-day activities, ensuring that the established standard operating procedures are being adhered to, identifying any non-compliance matters and putting into place the necessary modifications to seek to ensure compliance.

While the Company’s Arizona-based business is compliant with State and local cannabis laws, its cannabis-related activities remain illegal under United States federal law. See “Risk Factors”.]

New Jersey Regulatory Compliance

The Company’s New Jersey-based subsidiary, GSD, is in compliance with applicable licensing requirements and the regulatory framework enacted by the State of New Jersey and maintains the appropriate ATC Permit for its existing operations, which consist of cultivation and manufacturing at a single facility and retail operations at three facilities. GSD holds a vertical ATC permit with approved facilities as follows: Woodbridge (cultivation, manufacturing, dispensary), Union (dispensary), and Eatontown (dispensary).

The Company’s New Jersey-based subsidiary has not experienced any unremedied non-compliance which may have an impact on its licenses, business activities or operations which has not been remedied, nor is such business subject to any outstanding notices of violation by the State of New Jersey which may have an impact on its licenses, business activities or operations. As noted under “Non-Compliance with State and Local Cannabis Laws” below, Ayr intends to cause its businesses to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations and Ayr intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations. Given the stage of business of the Company’s New Jersey-based business, such business has, on an on-going basis, internally reviewed applicable New

Jersey Cannabis Rules and has internally analyzed its exposure to U.S. federal law. The Company has enlisted internal compliance personnel to provide on-going advice on applicable U.S. federal and New Jersey laws.

In addition to the foregoing ATC-permitted facilities, the Company’s New-Jersey based subsidiary has developed new cultivation and manufacturing facilities in Lakewood and Cranbury respectively. These facilities await inspection and final approval of NJCRC for certification to commence operations.

Additionally, the Company’s New Jersey-based subsidiary has submitted to NJCRC complete and timely certifications for the expansion of ATC Permit to commence adult use operations at the Woodbridge, Union, and Eatontown facilities.

In order to seek to ensure compliance with applicable regulatory frameworks, the Company’s New Jersey-based business employs a combination of software-based metric tracking and operational processes and procedures designed to comply with in-place regulatory requirements.

The Company’s New Jersey-based subsidiary currently utilizes LeafLogix, a seed-to-sale capable control platform, for the tracking and tracing of cannabis plants and products under the Medicinal Program and is currently integrating its system with the new state-wide METRC platform to be introduced by the NJCRC.

In addition to the software-based control systems, the Company’s New Jersey-based business has designated a set of operating procedures, including employee training with respect to such procedures, to seek to secure compliance.

Standard operating procedures for regulatory compliance were developed by the New Jersey-based business and reviewed with the applicable regulators during such business’ initial licensing processes and are reviewed on a continuous basis by virtue of ongoing inspections and reviews by the applicable regulatory authorities. Managers and employees at the Company’s New Jersey-based business are empowered to identify key business processes that should be formally documented to seek to assure safety and regulatory compliance.

The Company’s New Jersey-based business has detailed standard operating procedures for building security, security of financial instruments, security monitoring systems, security of information, and general security and safety.

The Company’s New Jersey-based business utilizes a security system around the perimeter of its premises designed to prevent and detect diversion, theft or less of marijuana, utilizing commercial grade security and surveillance equipment in compliance with New Jersey’s regulatory requirements.

Additionally, the Company’s New Jersey-based business also has detailed standard operating procedures and protocols for inventory and storage processes, including responsibility for management, inventory limits, inventory counts and reviews, facility reporting, cannabis inventory receipts, a waste disposal plan, salvage and solid waste disposal.

Inventory Management Requirements: The Company’s New Jersey-based business maintains policies and procedures and employs industry-specific software to track inventory and to seek to ensure strict regulatory compliance at both the retail and wholesale levels. These processes include:

●	wholesale transfer;
●	inventory intake;
●	inventory management; and
●	sales data tracking and reporting.

Procedures exist to seek to ensure that each applicable New Jersey-based facility tracks its cumulative inventory of seeds, plants, and usable marijuana. Generally, these inventory control systems are designed to:

●	establish and maintain a perpetual inventory system which adequately documents the flow of materials through the manufacturing process;
●	establish procedures which reconcile the raw material used to the finished product on the basis of each job; and
●	seek to ensure the absence of significant variances between system outputs and physical inventory counts.

For each lot received at a cultivation/production facility, such inventory control systems are designed to document:

●	the batch;
●	the strain of the marijuana seeds or marijuana cuttings planted;
●	the number of marijuana seeds or marijuana cuttings planted;
●	the date on which the marijuana seeds or cuttings were planted;
●	a log or schedule of chemical additives used in the cultivation, including nonorganic pesticides, herbicides and fertilizers;
●	the number of marijuana plants grown to maturity;
●	harvest information, including:
o	the date of harvest; and
o	the final yield weight of processed usable marijuana;
●	marijuana flowers in process in all locations;
●	marijuana in storage by location;
●	marijuana in locked containers awaiting disposal; and
●	an audit trail of all material inventory adjustments.

All invoices and delivery documents must be systematically filed and must show a legible and complete statement of terms and conditions for each purchase.

Disposal of Inventory: All marijuana waste, including waste composed of or containing finished marijuana, must be stored, secured, and managed in accordance with applicable State and local statutes, ordinances, and regulations. All waste disposed of by the New Jersey-based business is recorded in such business’ inventory control system, including:

●	a description of and reason for the marijuana being disposed of, including, if applicable, the number of failed or other unusable marijuana plants;
●	the date of disposal;
●	confirmation that the marijuana was rendered unusable before disposal; and
●	the method of disposal.

In addition to controls over inventory, State regulatory frameworks specify guidelines in respect of general security.

General Security Guidelines: The New Jersey-based business’ general security guidelines include:

●	background checks for current/new employees, particularly if the employee is to be accessing restricted areas;
●	maintaining video surveillance of facilities;
●	maintaining visitor logs;
●	providing for and maintaining secure perimeters for facilities;
●	requesting employees to watch for suspicious activities;
●	keeping all access system credentials, access codes, access cards, passwords, etc., in a way that is designed to be secure and accessible only to specifically authorized personnel;
●	retrieving keys and employment identification cards from an employee and changing computer access passwords when their employment ends;
●	arranging for prompt and safe disposal of materials;
●	all employees being required to be trained on emergency procedures; and
●	posting emergency response numbers, including fire, law enforcement, and executive team in several locations in each facility.

The Company’s New Jersey-based business has worked to prescribe and/or implement measures designed to seek to ensure compliance with applicable State laws on an ongoing basis, including:

●	correspondence and updates with regulators;
●	ongoing monitoring of compliance with operating procedures and regulations by on-site management; and
●	appropriate employee training for all standard operating procedures.

GSD, the Company’s New Jersey-based subsidiary utilizes the management and compliance services and personnel provided by the Company’s parent company and other Company affiliates. The responsibilities of such management and compliance staff include monitoring the day-to-day activities of GSD, ensuring that the established standard operating procedures are being adhered to, identifying any non-compliance matters and putting into place the necessary modifications to seek to ensure compliance.

While the Company’s New Jersey-based business is compliant with State and local cannabis laws in all material respects, its cannabis-related activities remain illegal under United States federal law. See “Risk Factors”.

Ohio Regulatory Compliance

The Company’s Ohio-based businesses are in compliance with applicable licensing requirements and the regulatory framework enacted by the State of Ohio, and CSAC maintains the appropriate license for the Ayr Wellness processing facility. Greenlight currently maintains the appropriate approvals to manage the Parma cultivation facility once it is operational.

The Company’s Ohio-based businesses have not experienced any unremedied non-compliance which may have an impact on its licenses, business activities or operations which has not been remedied, nor is such business subject to any outstanding notices of violation by the State of Ohio which may have an impact on its licenses, business activities or operations. As noted under “Non-Compliance with State and Local Cannabis Laws” below, Ayr intends to cause its businesses to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations and Ayr intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations. Given the stage of business of the Company’s Ohio-based business, such business has, on an on-going basis, internally reviewed applicable Ohio laws and regulations relating to and has internally analyzed its exposure to U.S. federal law. The Company has enlisted internal compliance personnel to provide on-going advice on applicable U.S. federal and Ohio laws.

In order to seek to ensure compliance with applicable regulatory frameworks, the Company’s Ohio-based business employs a combination of software-based metric tracking and operational processes and procedures designed to comply with in-place regulatory requirements.

The Company’s Ohio-based businesses use METRC, a seed-to-sale capable control system, for tracking and tracing cannabis plants and products. This solution has been specifically designed to satisfy the applicable reporting requirements associated with regulated cannabis activities.

In addition to the software-based control systems, the Company’s Ohio-based businesses have designated a set of operating procedures, including employee training with respect to such procedures, to seek to secure compliance.

Standard operating procedures for regulatory compliance were developed by the Ohio-based businesses and reviewed with the applicable regulators during such business’ initial licensing processes and are reviewed on a continuous basis by virtue of ongoing inspections and reviews by the applicable regulatory authorities. Managers and employees at the Company’s Ohio-based businesses are empowered to identify key business processes that should be formally documented to seek to assure safety and regulatory compliance.

The Company’s Ohio-based businesses have detailed standard operating procedures for building security, security of financial instruments, security monitoring systems, security of information, and general security and safety.

The Company’s Ohio-based businesses utilize a security system around the perimeter of its premises designed to prevent and detect diversion, theft or less of marijuana, utilizing commercial grade security and surveillance equipment in compliance with Ohio’s regulatory requirements.

Additionally, the Company’s Ohio-based businesses also have detailed standard operating procedures and protocols for inventory and storage processes, including responsibility for management, inventory limits, inventory counts and reviews, facility reporting, cannabis inventory receipts, a waste disposal plan, salvage and solid waste disposal.

Inventory Management Requirements: The Company’s Ohio-based businesses maintain policies and procedures and employs industry-specific software to track inventory and to seek to ensure strict regulatory compliance at both the retail and wholesale levels. These processes include:

●	wholesale transfer;
●	inventory intake;
●	inventory management; and

●	sales data tracking and reporting.

Procedures exist to seek to ensure that each applicable Ohio-based facility tracks its cumulative inventory of seeds, plants, and usable marijuana. Generally, these inventory control systems are designed to:

●	establish and maintain a perpetual inventory system which adequately documents the flow of materials through the manufacturing process;
●	establish procedures which reconcile the raw material used to the finished product on the basis of each job; and
●	seek to ensure the absence of significant variances between system outputs and physical inventory counts.

For each lot received at the processing facility, or cultivation facility as applicable, such inventory control systems are designed to document:

●	the batch;
●	the strain of the marijuana seeds or marijuana cuttings planted;
●	the number of marijuana seeds or marijuana cuttings planted;
●	the date on which the marijuana seeds or cuttings were planted;
●	a log or schedule of chemical additives used in the cultivation, including nonorganic pesticides, herbicides and fertilizers;
●	the number of marijuana plants grown to maturity;
●	harvest information, including:
o	the date of harvest; and
o	the final yield weight of processed usable marijuana;
●	marijuana flowers in process in all locations;
●	marijuana in storage by location;
●	marijuana in locked containers awaiting disposal; and
●	an audit trail of all material inventory adjustments.

All invoices and delivery documents must be systematically filed and must show a legible and complete statement of terms and conditions for each purchase.

Disposal of Inventory: All marijuana waste, including waste composed of or containing finished marijuana, must be stored, secured, and managed in accordance with applicable State and local statutes, ordinances, and regulations. All waste disposed of the Ohio-based businesses is recorded in such business’ inventory control system, including:

●	a description of and reason for the marijuana being disposed of, including, if applicable, the number of failed or other unusable marijuana plants;
●	the date of disposal;
●	confirmation that the marijuana was rendered unusable before disposal; and
●	the method of disposal.

In addition to controls over inventory, State regulatory frameworks specify guidelines in respect of general security.

General Security Guidelines: The Ohio-based businesses general security guidelines include:

●	background checks for current/new employees, particularly if the employee is to be accessing restricted areas;
●	maintaining video surveillance of facilities;
●	maintaining visitor logs;
●	providing for and maintaining secure perimeters for facilities;
●	requesting employees to watch for suspicious activities;
●	keeping all access system credentials, access codes, access cards, passwords, etc., in a way that is designed to be secure and accessible only to specifically authorized personnel;
●	retrieving keys and employment identification cards from an employee and changing computer access passwords when their employment ends;
●	arranging for prompt and safe disposal of materials;
●	all employees being required to be trained on emergency procedures; and

●	posting emergency response numbers, including fire, law enforcement, and executive team in several locations in each facility.

The Company’s Ohio-based businesses have worked to prescribe and/or implement measures designed to seek to ensure compliance with applicable State laws on an ongoing basis, including:

●	correspondence and updates with regulators;
●	ongoing monitoring of compliance with operating procedures and regulations by on-site management; and
●	appropriate employee training for all standard operating procedures.

In Ohio, Ayr enlists its management and compliance personnel, whose responsibilities include monitoring the day-to-day activities, ensuring that the established standard operating procedures are being adhered to, identifying any non-compliance matters and putting into place the necessary modifications to seek to ensure compliance.

While the Company’s Ohio-based businesses are compliant with State and local cannabis laws in all material respects, its cannabis-related activities remain illegal under United States federal law. See “Risk Factors”.

Expected Illinois Regulatory Compliance

Following the closing of the proposed acquisition in Illinois, similar regulatory compliance procedures are expected to be adopted as are used in other States.

Non-Compliance with State and Local Cannabis Laws

From time to time, as with all businesses and all rules, it is anticipated that the Company, through its subsidiaries and establishments to which the Company provides operational support, may experience incidences of non-compliance with applicable rules and regulations, which may include matters such as:

●	staying open slightly too late due to an excess of customers at stated closing time;
●	minor inventory discrepancies with regulatory reporting software;
●	missing fields in regulatory reports;
●	improper illumination of exterior of facilitates;
●	packaging and labels out of compliance with most recent regulatory guidelines; and
●	partial obstruction of camera views.

During the year ended December 31, 2021, Ayr’s Massachusetts-based subsidiary, Sira, entered into a settlement with the Massachusetts Cannabis Control Commission relating to allegedly transporting cannabis under a Medical versus Adult-Use license number during Q3 2020. Sira neither admitted nor denied the alleged activities and settled the matter without a finding of liability by paying a fine of $295,000 to the regulator.

In addition, either on an inspection basis or in response to complaints, such as from neighbors, customers or former employees, State or local regulators may among other things issue “Notice of Violation” letters. Such regulatory actions could lead to the requirement to submit a corrective action plan, or, in more serious cases, lead to penalties and/or amendments, suspensions or revocations of licenses or otherwise have an impact on Ayr’s licenses, business activities, operational support activities or operations.

Ayr has implemented regular compliance reviews to seek to ensure compliance with applicable State and local cannabis rules and regulations. Ayr intends to promptly remedy any material known occurrences of non-compliance with applicable State and local cannabis rules and regulations and Ayr intends to publicly disclose any material non-compliance, citations or notices of violation which may have an impact on its licenses, business activities, operational support activities or operations.

Ability to Access Public and Private Capital

Ayr has historically had and will continue to have access to equity financing from the public capital markets by virtue of its status as a reporting issuer in each of the provinces and territories of Canada.

Ayr has access to equity and debt financing from the prospectus exempt (private placement) markets in Canada and the U.S. and has relationships with sources of private capital (such as funds and high net worth individuals) that could be investigated at a higher cost of capital.

While Ayr is unable to obtain traditional bank financing in the U.S. or financing from other U.S. federally regulated entities, it currently has access to equity financing through markets in Canada and the U.S. Since the use of marijuana is illegal under U.S. federal law, and in light of concerns in the banking industry regarding money laundering and other federal financial crime related to marijuana, U.S. banks have been reluctant to accept deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty finding a bank willing to accept their business. Likewise, marijuana businesses have limited, if any, access to credit card processing services. As a result, marijuana businesses in the U.S. are largely cash-based. This complicates the implementation of financial controls and increases security issues.

Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. However, there are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and businesses similar to Ayr’s. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to Ayr when needed or on terms which are acceptable to Ayr. Ayr’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability. See “Risk Factors – Ayr may be subject to restricted access to banking services in the United States and Canada.”

RISK FACTORS

The Company is subject to various risks and uncertainties and an investment in securities of the Company should be considered highly speculative. Prior to making an investment decision, investors should consider the investment risks set forth below and those described elsewhere in this AIF, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The Company considers the risks set forth below to be the most significant, but do not consider them to be all the risks associated with an investment in securities of the Company.

The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. Additional risks and uncertainties not presently known to Ayr or currently deemed immaterial by Ayr may also impair the operations of Ayr. If any such risks actually occur, shareholders of Ayr could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of Ayr could be materially adversely affected and the ability of Ayr to implement its growth plans could be adversely affected. Prospective investors should consult with their professional advisors to assess any investment in the Company.

Risks Related to Legality of Cannabis

While legal under applicable U.S. State law, Ayr’s business activities are illegal under U.S. federal law.

Investors are cautioned that in the United States, cannabis is largely regulated at the State level. To Ayr’s knowledge, as of March 2022, some form of cannabis has been legalized in approximately 37 States, the District of Columbia, and the territories of Guam, U.S. Virgin Islands, Northern Mariana Islands and Puerto Rico. Additional States have pending legislation regarding the same. Although each State in which Ayr will operate authorizes, as applicable, medical and/or adult-use cannabis production and distribution by licensed or registered entities, and numerous other States have legalized cannabis in some form, under U.S. federal law, the possession, use, cultivation, and transfer of non-hemp cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law under any and all circumstances under the Substances Act. The concepts of “medical cannabis”, “retail cannabis” and “adult-use cannabis” do not exist under U.S. federal law. Marijuana is a Schedule I drug under the Substances Act. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the U.S., and a lack of safety for the use of the drug under medical supervision. Although Ayr believes its businesses are compliant with applicable U.S. State and local law, strict compliance with State and local laws with respect to cannabis may not absolve Ayr of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against Ayr. Any such proceedings brought against the Ayr may result in a material adverse effect on Ayr.

Since the possession and use of non-hemp cannabis and any related drug paraphernalia is illegal under U.S. federal law, Ayr may be deemed to be aiding and abetting illegal activities. The Company’s businesses manufacture and/or distribute medical and adult-use cannabis. As a result, U.S. law enforcement authorities, in their attempt to regulate the illegal use of cannabis and any related drug paraphernalia, may seek to bring an action or actions against Ayr, including, but not limited to, a claim regarding the possession, use and sale of cannabis, and/or aiding and abetting another’s criminal activities. The U.S. federal aiding and abetting statute provides that anyone who “commits an offense or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” As a result, the U.S. Department of Justice (“DOJ”), under the current administration, could allege that Ayr has “aided and abetted” violations of federal law by providing financing and services to the Company. Under these circumstances, the federal prosecutor could seek to seize the assets of Ayr, and to recover the “illicit profits” previously distributed to shareholders resulting from any of the foregoing. In these circumstances, Ayr’s operations would cease, shareholders may lose their entire investment and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison. Such an action would result in a material adverse effect on Ayr.

U.S. Customs and Border Protection (“CBP”) enforces the laws of the United States. Crossing the border while in violation of the Substances Act and other related federal laws may result in denied admission, seizures, fines and apprehension. CBP officers administer the Immigration and Nationality Act to determine the admissibility of travelers, who are non-U.S. citizens, into the United States. An investment in Ayr, if it became known to CBP, could have an impact on a shareholder’s admissibility into the United States and could lead to a lifetime ban on admission. See “Risk Factors - U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States and Canada”.

The Company derives 100% of their revenues from the cannabis industry in certain States, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable State and local law, such activities remain illegal under U.S. federal law.

The enforcement of relevant laws is a significant risk.

Medical cannabis has been protected against enforcement by enacted legislation from the United States Congress in the form of what is commonly called the “Rohrabacher-Blumenauer Amendment”, which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the State-level, subject to the United States Congress restoring such funding. Notably, this amendment has always applied to only medical cannabis programs, and has no effect on pursuit of recreational cannabis activities. The amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. Subsequent to the issuance of the Sessions Memorandum by then Attorney General Sessions on January 4, 2018, the United States Congress passed its omnibus appropriations bill, SJ 1662, which for the fourth consecutive year contained the Rohrabacher-Blumenauer Amendment language (referred to in 2018 as the Leahy Amendment) and continued the protections for the medical cannabis marketplace and its lawful participants from interference by the U.S. DOJ up and through the 2018 appropriations deadline of September 30, 2018.

The deadline passed, but the Rohrbacher-Leahy Amendment remained in effect by virtue of a continuing resolution under which the entire 2018 budget continued to operate. Following the expiration of the continuing resolution on December 7, 2018, Congress failed to agree upon an appropriations bill, and the United States government entered a partial shutdown. The Rohrabacher-Leahy Amendment was no longer in effect during the partial shutdown. The partial shutdown ended on January 25, 2019 when the United States Congress passed an appropriations bill funding the United States government through February 15, 2019. This temporary appropriations bill included language similar to the Rohrabacher Leahy Amendment (now referred to as the “Joyce/Leahy Amendment”). On February 15, 2019, the amendment was renewed through the signing of the Fiscal Year 2019 omnibus spending bill, effective through September 30, 2019. On September 27, 2019, the amendment was renewed through a stopgap spending bill, and it was renewed again on November 21, 2019. On December 20, 2019, the amendment was renewed by the signing of the Fiscal Year 2020 omnibus spending bill, effective through September 30, 2020. That legislation also contained a provision continuing to block Washington, D.C. from using its own local tax dollars to implement a legal marijuana sales program.

In July 2020, the House of Representatives passed the “Blumenauer-McClintock-Norton-Lee amendment,” to the Commerce, Justice, Science (CJS) Appropriations bill. That amendment was included in a series of stopgap spending bills from September 2020 through the end of December 2020. On December 27, 2020, the amendment was renewed through the signing of the Fiscal Year 2021 spending bill, which was effective through September 30, 2021. Following the expiration of the Fiscal Year 2021 bill, President Biden has renewed the amendment through a series of stopgap spending bills, with the most recent extension effective through March 11, 2022. On March 10, 2022, the Fiscal Year 2022 omnibus appropriations bill including the amendment was signed into law by President Biden.

Should the Joyce/Leahy amendments language not be included in future appropriations packages, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with State law.

Such potential proceedings could involve significant restrictions being imposed upon Ayr or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on Ayr, even if such proceedings were concluded successfully in favor of Ayr.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on Ayr, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical and adult-use cannabis licenses in the United States, its financial position, operating results, profitability or liquidity or the market price of its publicly-traded shares. In addition, it will be difficult for Ayr to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined.

As a result of the conflicting views between State legislatures and the federal government regarding cannabis, investments in cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in the Cole Memorandum addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several States have enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined certain priorities for the U.S. DOJ relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the U.S. DOJ has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the U.S. DOJ should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March 2017, then newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively and, on January 4, 2018, Sessions issued the Sessions Memorandum, which rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States Attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principles are included in chapter 9.27.000 of the USAM and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of State-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active U.S. federal prosecutors will be in relation to such activities.

As discussed above, should the Joyce/Leahy amendment not be renewed, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with State law.

The Sessions Memorandum did not discuss the treatment of medical cannabis by federal prosecutors. While dozens of U.S. attorneys from across the country have affirmed that their view of federal enforcement priorities has not changed, there can be no assurances that such views are universally held or will continue in the near future. In California, at least one U.S. Attorney has made comments indicating a desire to enforce the Controlled Substances Act, stating that the Sessions Memorandum and the rescission of the Cole Memorandum “returns trust and local control to federal prosecutors” to enforce the Controlled Substances Act. These and other so called “enforcement hawks” in California or elsewhere may choose to enforce the Controlled Substances Act in accordance with federal policies prior to the issuance of the Cole Memorandum. As such, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with State law.

On November 7, 2018, Mr. Sessions tendered his resignation as Attorney General at the request of President Donald Trump. Following Mr. Sessions’ resignation, Matthew Whitaker began serving as Acting United States Attorney General, and William Barr was eventually appointed to the role. Mr. Barr was a former Attorney General under George H.W. Bush, with an anti-drug stance during his tenure. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by States to legalize marijuana, but will not go after marijuana companies in states that legalized it under Obama administration policies. He stated further that he would not upset settled expectations that have arisen as a result of the Cole Memorandum. In June 2020, a federal prosecutor accused Mr. Barr of ordering “politically motivated” antitrust reviews of 10 marijuana business mergers, allegedly because he personally did not support their underlying business in the marijuana industry. At least one of those investigations allegedly resulted in the collapse of a proposed merger between two large cannabis businesses.

On January 20, 2021, Joseph R. Biden was inaugurated as President of the United States. During the campaign, President Biden expressed support for nationwide decriminalization of cannabis, but has not yet supported full legalization for medial or recreational use. President Biden appointed former District of Columbia Court of Appeals Judge Merrick Garland to serve as Attorney General, and his nomination was confirmed by the Senate on March 10, 2021. During his confirmation hearing, in response to a question from Senator Cory Booker, Garland did not confirm whether he would reinstate the Cole Memorandum, but indicated that enforcement of federal cannabis laws “does not seem to me a useful use of limited resources.”

Going forward, there can be no assurance as to the position the new administration or any future administration, DOJ, FBI, or other governmental agency may take on marijuana. A new administration could decide to enforce the federal laws strongly. Any enforcement of current federal laws could cause significant financial damage to the Company and its shareholders. Further, future presidential administrations may want to treat marijuana differently and potentially enforce the federal laws more aggressively. Ayr regularly monitors the activities of the current administration in this regard.

Any potential proceedings to enforce federal cannabis laws could involve significant restrictions being imposed upon Ayr or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on Ayr, as well as Ayr’s reputation, even if such proceedings were concluded successfully in favor of Ayr. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of Ayr or the seizure of corporate assets; however as of the date hereof, Ayr believes that proceedings of this nature are remote.

Ayr may be subject to restricted access to banking services in the United States and Canada.

In February 2014, FinCEN issued guidance through the FinCEN Memorandum (which is not law) with respect to financial institutions providing banking services to cannabis businesses. This guidance includes burdensome due diligence expectations and reporting requirements, and does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the U.S. DOJ, FinCEN or other federal regulators. Thus, many banks and other financial institutions in the United States choose not to provide banking services to cannabis-related businesses or rely on this guidance, which can be amended or revoked at any time by the Trump administration. In addition to the foregoing, banks may refuse to process debit card payments, and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, Ayr may have limited or no access to banking or other financial services in the United States. The inability, or limitation of Ayr’s ability, to open and maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for Ayr to operate and conduct its business as planned or to operate efficiently. Ayr does not consider this to be a risk at the current time in Nevada.

Additionally, Canadian banks may potentially refuse to provide banking services to companies engaged in U.S. cannabis activities while it is illegal under U.S. federal law.

There are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and businesses similar to the Company. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to Ayr when needed or on terms which are acceptable to Ayr. Ayr’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability.

The differing regulatory requirements across State jurisdictions may hinder or otherwise prevent Ayr from achieving economies of scale.

Traditional rules of investing may prove to be imperfect in the cannabis industry. For example, while it would be common for investment managers to purchase equity in companies in different States to reach economies of scale and to conduct business across State lines, such an investment thesis may not be feasible in the cannabis industry because of varying State-by-State legislation. Applicable regulations in many States may require advance disclosure of and approval of State regulators to accomplish an investment. As no two regulated markets in the cannabis industry are exactly the same, doing business across State lines may not be possible or commercially practicable. As a result, Ayr may be limited to identifying opportunities in individual States, which may have the effect of slowing the growth prospects of Ayr.

Risk of legal, regulatory or other political change.

The success of the business strategy of Ayr depends on the legality of the cannabis industry. The political environment surrounding the cannabis industry in general can be volatile and the regulatory framework remains in flux. To Ayr’s knowledge, as of March 2022, some form of cannabis has been legalized in approximately 37 States, the District of Columbia, and the territories of Guam, U.S. Virgin Islands, Northern Mariana Islands and Puerto Rico; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the industry as a whole, adversely impacting Ayr’s business, results of operations, financial condition or prospects.

Delays in enactment of new State or federal regulations could restrict the ability of Ayr to reach strategic growth targets. The growth strategy of Ayr is contingent upon certain federal and State regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of Ayr could be negatively impacted, and thus, the effect on the return of investor capital, could be detrimental.

Ayr is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

Further, there is no guarantee that State laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of State laws within their respective jurisdictions, including prohibiting ownership of cannabis businesses by public companies. If the federal government begins to enforce federal laws relating to cannabis in States where the sale and use of cannabis is currently legal under State law, or if existing applicable State laws are repealed or curtailed, Ayr’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of marijuana in a manner that will make it extremely difficult or impossible to transact business in that jurisdiction, which may adversely affect Ayr’s continued operations. Federal actions against individuals or entities engaged in the cannabis industry or a repeal of applicable marijuana legislation could adversely affect Ayr and its business, results of operations, financial condition and prospects.

Ayr is also aware that multiple States are considering special taxes or fees on businesses in the cannabis industry. It is a potential yet unknown risk at this time that other States are in the process of reviewing such additional fees and taxation. Should such special taxes or fees be adopted, this could have a material adverse effect upon Ayr’s business, results of operations, financial condition or prospects.

Overall, the medical and adult-use cannabis industry is subject to significant regulatory change at both the State and federal level. For instance, in Massachusetts, the State’s Department of Public Health recently transferred the medical cannabis program, which it has been regulating since 2013, to the Cannabis Control Commission (the current regulator of the State’s adult-use cannabis program). The inability of Ayr to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.

The cannabis industry is a new industry that may not succeed.

Should the U.S. federal government change course and decide to prosecute those dealing in medical or adult-use cannabis under applicable law, there may not be any market for Ayr’s products and services. It is a new industry subject to extensive regulation, and there can be no assurance that it will grow, flourish or continue to the extent necessary to permit Ayr to succeed. Ayr is treating the cannabis industry as a deregulating industry with significant unsatisfied demand for its proposed products and will adjust its future operations, product mix and market strategy as the industry develops and matures.

Ayr’s operations in the U.S. cannabis market may become the subject of heightened scrutiny.

For the reasons set forth above, Ayr’s existing operations in the U.S., and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the U.S. As a result, Ayr may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on Ayr’s ability to operate or invest in the U.S. or any other jurisdiction, in addition to those described herein.

Given the heightened risk profile associated with cannabis in the U.S., CDS Clearing and Depository Services Inc. (“CDS”) may implement procedures or protocols that would prohibit or significantly curtail the ability of CDS to settle trades for cannabis companies that have cannabis businesses or assets in the U.S. On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“TMX MOU”) with the Neo Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Equity Shares to make and settle trades. In particular, Equity Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of Equity Shares through the facilities of a stock exchange.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators revised their previously released Staff Notice – 51-352 Issuers with U.S. Marijuana-Related Activities setting out their disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. The Staff Notice confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. The Staff Notice includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry. Ayr views the Staff Notice favorably, as it provides increased transparency and greater certainty regarding the views of its exchange and its regulator of existing operations and strategic business plan as well as Ayr’s ability to pursue further investment and opportunities in Ayr.

Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the U.S. or elsewhere. A negative shift in the public’s perception of medical and/or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which Ayr could expand. Any inability to fully implement Ayr’s expansion strategy may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Regulatory scrutiny of Ayr’s industry may negatively impact its ability to raise additional capital.

Ayr’s business activities rely on newly established and/or developing laws and regulations in the various States in which Ayr operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect Ayr’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, Securities and Exchange Commission, the U.S. DOJ, the Financial Industry Regulatory Advisory or other federal, State or non-governmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical and/or adult-use purposes in the U.S. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding Ayr’s industry may adversely affect the business and operations of Ayr, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, create a public trading market in the U.S. for securities of Ayr or to find a suitable acquirer, which could reduce, delay or eliminate any return on investment in Ayr.

Ayr’s investments in the U.S. are subject to applicable anti-money laundering laws and regulations.

Because the manufacture, distribution, and dispensation of cannabis remains illegal under the Controlled Substances Act, banks and other financial institutions providing services to cannabis-related businesses risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money-remitter statute (18 U.S.C. § 1960) and the U.S. Bank Secrecy Act, as amended by

Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and other related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. These statutes can impose criminal liability for engaging in certain financial and monetary transactions with the proceeds of a “specified unlawful activity” such as distributing controlled substances which are illegal under U.S. federal law, including cannabis, and for failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the Substances Act. As a result, a majority of the United States’ banks and financial institutions have refused to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. Others have agreed to accept deposits from medical cannabis sales, but not recreational cannabis sales. The inability to open bank accounts with certain institutions could materially and adversely affect the business of Ayr. See “Risk Factors – Ayr may be subject to restricted access to banking in the United States and Canada”.

In February 2014, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network issued the FinCEN Memorandum providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors in the 2014 Cole Memorandum relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the Substances Act. It is unclear at this time whether the current administration will follow the guidelines of the FinCEN Memorandum.

In the event that any of Ayr’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of Ayr to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while Ayr has no current intention to declare or pay dividends on the Equity Shares in the foreseeable future, in the event that a determination was made that Ayr’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, Ayr may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Any re-classification of cannabis or changes in U.S. controlled substance laws and regulations may affect Ayr’s business.

If cannabis and/or CBD is re-categorized as a Schedule II or lower controlled substance, the ability to conduct research on the medical benefits of cannabis would most likely be simpler and more accessible; however, if cannabis is re-categorized as a Schedule II or other controlled substance, the resulting re-classification would result in the requirement for FDA approval if medical claims are made for Ayr’s products such as medical cannabis. As a result, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products may be subject to a significant degree of regulation by the Drug Enforcement Administration (“DEA”). In that case, Ayr may be required to be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the manufacturing or distribution of Ayr’s anticipated products. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on Ayr’s business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

The availability of favorable locations may be severely restricted.

In Massachusetts and other States, the local municipality has authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations.

Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for Ayr to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to Ayr, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities.

U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States and Canada.

Because cannabis remains illegal under U.S. federal law, those employed at or investing in legal and licensed Canadian cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-U.S. citizen or foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the U.S. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for U.S. border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal marijuana industry in U.S. States where it is deemed legal or Canada may affect admissibility to the U.S. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the U.S. or Canada (such as Ayr), who are not U.S. citizens face the risk of being barred from entry into the United States for life. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible and/or banned from entry for life.

Business Structure Risks

Ayr’s multi-class structure will have the effect of concentrating voting control and the ability to influence corporate matters with the Founders.

The Multiple Voting Shares have 25 votes per share, whereas the Equity Shares have one vote per share except that the Limited Voting Shares have no rights to vote for the election of directors. As of December 31, 2021, Mercer holds 3,677,626 Multiple Voting Shares and approximately 62.0% of the voting power of the outstanding voting shares of Ayr (which omits Exchangeable Shares and includes Limited Voting Shares) and a higher percentage in respect of the election of directors and would therefore have significant influence over the management and affairs of Ayr and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. In addition, because of the 25-to-1 voting ratio between the Multiple Voting Shares and Equity Shares, the holders of Multiple Voting Shares will control a majority of the combined voting power of Ayr’s voting shares even though the Multiple Voting Shares will represent a substantially reduced percentage of the total outstanding shares of Ayr. The concentrated voting control of the holders of Multiple Voting Shares will limit the ability of the holders of Equity Shares to influence corporate matters for the foreseeable future, including the election of directors (other than in respect of the Limited Voting Shares, which do not have any entitlement to vote in respect of the election of directors) as well as with respect to Ayr’s decisions to amend its share capital, create and issue additional classes of shares, make significant acquisitions, sell significant assets or parts of its business, merge with other companies and/or undertake other significant transactions. As a result, holders of Multiple Voting Shares will have the ability to influence or control many matters affecting Ayr and actions may be taken that the holders of Equity Shares may not view as beneficial. The market price of the Equity Shares could be adversely affected due to the significant influence and voting power of the holders of Multiple Voting Shares. Additionally, the significant voting interest of the holders of Multiple Voting Shares could discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Equity Shares, might otherwise receive a premium for the Equity Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Multiple Voting Shares.

At the holder’s option, the Multiple Voting Shares will be convertible, on a one-for-one basis, into Equity Shares. In addition, the Multiple Voting Shares will be automatically converted, without further act or formality, into Equity Shares on the earliest of (i) the fifth (5th) anniversary of May 24, 2019, (ii) the date on which such Multiple Voting Shares are held or controlled by a person who is not a Permitted Holder (as defined in the Company’s articles) under the Company’s articles, and (iii) the date on which the aggregate number of Multiple Voting Shares issued and outstanding represents less than one-third of the number of Multiple Voting Shares issued and outstanding at the close of business on the first date of issuance, being May 24, 2019.

Loss of Foreign Private Issuer status.

The Company is a “foreign private issuer” (“FPI”) as defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). If, as of the last business day of the Company’s second fiscal quarter for any year, more than 50% of the Company’s outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the United States, the Company will no longer meet the definition of an FPI, which may have adverse consequences on the Company’s ability to raise capital in private placements or Canadian prospectus offerings. In addition, the loss of the Company’s FPI status may result in increased reporting requirements and increased audit, legal and administration costs. These increased costs may significantly affect the Company’s business, financial condition and results of operations.

The term “foreign private issuer” is defined as any non-U.S. corporation, other than a foreign government, except any issuer meeting the following conditions:

(a)	more than 50% of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the United States; and
(b)	any one of the following:
(i)	the majority of the executive officers or directors are United States citizens or residents, or
(ii)	more than 50% of the assets of the issuer are located in the United States, or
(iii)	the business of the issuer is administered principally in the United States.

A “holder of record” is defined by Rule 12g5-1 under the U.S. Exchange Act. Generally speaking, the holder identified on the record of security holders is considered as the record holder. In December 2016, the United States Securities and Exchange Commission (the “SEC”) issued a Compliance and Disclosure Interpretation to clarify that issuers with multiple classes of voting stock carrying different voting rights may, for the purposes of calculating compliance with this threshold, examine either (i) the combined voting power of its share classes, or (ii) the number of voting securities, in each case held of record by U.S. residents. Based on this interpretation, each issued and outstanding Multiple Voting Share is counted as one voting security and each issued and outstanding Subordinate Voting Share and Restricted Voting Share is counted as one voting security for the purposes of determining the 50% U.S. resident threshold, and the Company is a “foreign private issuer”. The Limited Voting Shares are not counted as “voting securities” under the definition of “foreign private issuer” as they do not have any entitlement to vote for the election of directors of the Company. Should the SEC’s guidance and interpretation change, the Company may lose its FPI status.

The Company‘s Status as an “Emerging Growth Company” under United States securities laws.

The Company is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year during which the Company has total annual gross revenues of $1.07 billion (as such amount is indexed for inflation every five years by the SEC) or more; (ii) the last day of the fiscal year of the Company following the fifth (5th) anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (iii) the date on which the Company has, during the previous three (3)-year period, issued more than $1 billion in non-convertible debt; and (iv) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the U.S. Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be $700 million or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies. The Company cannot predict whether investors will find the Equity Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Equity Shares less attractive as a result, there may be a less active trading market for the Equity Shares and the price per Equity Share may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a U.S. public company, we are required to evaluate our internal controls over financial reporting. Furthermore, in June 2022 when we cease to be an “emerging growth company”, we shall also be required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented, or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

General Regulatory and Legal Risks

Ayr may be subject to the risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Ayr may lack access to U.S. bankruptcy protections.

Because the use of cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If Ayr was to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to Ayr’s U.S. operations, which could have a material adverse effect on Ayr.

Ayr may be subject to the risk of an inability to enforce its contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level, judges in multiple States have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of State law. There remains doubt and uncertainty that Ayr will be able to legally enforce contracts it enters into if necessary. Ayr cannot be assured that it will have a remedy for breach of contract, which would have a material adverse effect on Ayr.

Ayr may be subject to the risk of changes in Canadian laws or regulations, or a failure to comply with any such laws and regulations.

Ayr is subject to laws and regulations enacted by the federal and provincial governments of Canada. In particular, Ayr will be required to comply with certain Canadian securities law, income tax law and the CSE and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application also may change from time to time and those changes could have a material adverse effect on Ayr’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr is subject to general regulatory and licensing risks.

The Company is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of Ayr’s business objectives is contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of Ayr may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Certain of the Company’s businesses may be required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary, permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Several of the licenses held by the Company are subject to renewal on an annual or periodic basis; however, they are generally renewed, as a matter of course, if the license holder continues to operate in compliance with applicable legislation and regulations and without any material change to its operations. For example, Massachusetts’ medical and adult-use cannabis programs each require annual renewal of registrations. These renewals are contingent upon the registration holder’s past and continued ability to meet the statutory and regulatory requirements of the given program. Compliance personnel of each of the Company’s businesses check renewal dates for licenses to ensure that licenses are renewed as and when required. Ayr has implemented an additional centralized review of such renewal process.

While Ayr believes that its compliance controls have been developed to mitigate the risk of any violations of any licenses they hold arising, there is no assurance that the Company’s licenses will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses held by the Company could impede the ongoing or planned operations of the Company and have a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm Ayr’s reputation, require Ayr to take, or refrain from taking, actions that could harm its operations or require Ayr to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on Ayr’s business, financial condition, results of operations or prospects.

Nevada Regulatory Regime and Transfer and Grant of Licenses.

The business and activities of Ayr are heavily regulated in Nevada. Ayr’s operations are subject to various laws, regulations and guidelines by governmental authorities, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical marijuana and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant the Nevada Cannabis Compliance Board (as successor regulatory agency to the Nevada Taxation Department over the Nevada cannabis industry) and self-regulatory bodies broad administrative discretion over the activities of Ayr in Nevada, including the power to limit or restrict business activities as well as impose additional disclosure requirements on Ayr’s products and services. Achievement of Ayr’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by the Nevada Cannabis Compliance Board and other governmental authorities and obtaining all regulatory approvals from the Nevada Cannabis Compliance Board and other governmental authorities, where necessary, for the sale of its cannabis products.

Ayr will incur ongoing costs and obligations related to regulatory compliance and obtaining new licenses. Failure to comply with regulations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate Ayr’s business, the suspension or expulsion from the Nevada cannabis market or of its key personnel, and the imposition of fines and censures. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to Ayr’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of Ayr.

Limitations on ownership of licenses.

In certain States, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person may own. For example, in Massachusetts, no person may have an ownership interest, or control over, more than three medical licenses or three adult-use licenses in any category – for example, cultivation, product manufacturing, transport or retail. Ayr believes that, where such restrictions apply, it may still capture significant share of revenue in the market through the provision of management or support services and similar arrangements with other operators. Nevertheless, such limitations on the acquisition of ownership of additional licenses within certain States may limit Ayr’s ability to grow organically or to increase its market share in such States.

Regulatory action and approvals from the Food and Drug Administration.

The Company’s cannabis-based products are supplied to patients diagnosed with certain medical conditions. However, the Company’s cannabis-based products are not approved by the FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”).

In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against the Company  could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products. Any such event could have a material adverse effect on Ayr’s business, prospects, financial condition, and operating results.

Risks related to acquisitions.

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations; and (vi) loss or reduction of control over certain of the Company’s assets. Additionally, Ayr may issue additional Equity Shares in connection with such transactions, which would dilute an Ayr shareholder’s holdings in Ayr or indirect holdings in Ayr.

The Company could incur additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the acquisition of businesses or strategic assets. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Company’s securities.

The Company may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of any such acquired company with its existing operations. If integration is not managed successfully by the Company’s management, the Company may experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company may experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. The integration of any such acquired companies may also impose substantial demands on management. There is no assurance that these acquisitions will be successfully integrated in a timely manner.

Such transactions could involve other risks, including the assumption of unidentified or unknown liabilities, disputes or contingencies, for which the Company, as a successor owner, may be responsible, and/or changes in the industry, location, or regulatory or political environment in which these investments are located, that the Company’s due diligence review may not adequately uncover and that may arise after entering into such transactions. Although the Company has and expects to continue to realize strategic, operational and financial benefits as a result of the Company’s mergers and acquisitions, the Company cannot predict whether and to what extent such benefits will be achieved.

Furthermore, any future merger or acquisition may result in diversion of management’s attention from other business concerns, and such transactions may be dilutive to the Company’s financial results and/or result in impairment charges and write-offs.

The presence of one or more material liabilities of an acquired company that are unknown to Ayr at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of Ayr. A strategic transaction may result in a significant change in the nature of Ayr’s business, operations and strategy. In addition, Ayr may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into Ayr’s operations.

Risks related to expansion strategy.

There is no guarantee that the Company’s expansion strategy will be completed, nor is there any guarantee that the Company will be able to expand into additional jurisdictions. There is also no guarantee that the Company’s intentions to acquire and/or construct additional cannabis production, manufacturing, distribution or sales facilities, and to expand the Company’s marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that the Company will be able to complete any of the foregoing activities as anticipated or at all.

The Company’s failure to successfully execute its expansion strategy (including receiving required regulatory approvals, licenses and permits) could adversely affect the Company’s business, financial condition and results of operations and may result in the Company failing to meet anticipated or future demand for its cannabis products, when and if it arises.

Risks related to evaluating prospective target businesses.

Although the Company has identified specific criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which the Company enters into a transaction will not have all of these positive attributes. If the Company consummates a transaction with a target that does not meet some or all of these guidelines, such transaction may not prove to be successful. In addition, there is no guarantee that an investment that meets the criteria and guidelines established by the Company will prove to be successful.

Risks related to transactions that are not consummated.

The Company anticipates that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and other experts. If the Company decides not to complete a specific transaction, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if the Company reaches an agreement relating to a specific target business, the Company may fail to consummate the transaction for any number of reasons, including those beyond its control. Any such event will result in losses to the Company of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

Risks related to loss of officers and directors.

The Company’s operations are dependent upon a relatively small group of individuals and, in particular, its officers and directors. The Company believes that its success will depend on the continued service of its officers and directors. In addition, the Company’s officers and directors are not required to commit any specified amount of time to the Company’s affairs and, accordingly, may have conflicts of interest in allocating management time among various business activities, including identifying potential acquisitions and monitoring the related due diligence. The Company does not have key-man insurance on the life of any of its directors or officers. The unexpected loss of the services of one or more of its directors or officers could have a detrimental effect on the Company, its operations and its ability to make acquisitions.

Risks related to conflicts of interest.

The Company engages in the business of identifying and combining with one or more businesses. The Company’s officers and directors may now be, or may in the future become, affiliated with entities that are engaged in a similar business.

The Company’s officers and directors also may become aware of business opportunities which may be appropriate for presentation to the Company and the other entities to which it owes duties. In the course of its other business activities, the Company’s officers and directors may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including seeking and presenting investment and business opportunities. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in the Company’s favor, as the Company’s officers and directors are not required to present investment and business opportunities to the Company in priority to other entities with which they are affiliated or to which they owe duties.

The Company has not adopted a policy that expressly prohibits its directors, officers, security holders, affiliates or associates from having a direct or indirect financial interest in any investment to be acquired or disposed of by the Company or in any transaction to which it is a party or has an interest. In fact, even though it is not the Company’s current intentions to do so, they may enter into a transaction with a target business that is affiliated with the Company’s directors or officers.

Business Risks Related to the Cannabis Industry

Scientific research related to the benefits of marijuana remains in early stages, is subject to a number of important assumptions and may prove to be inaccurate.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids remains in early stages. To Ayr’s knowledge, there have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. Any statements made in this AIF concerning the potential medical benefits of cannabinoids are based on published articles and reports. As a result, any statements made in this AIF are subject to the experimental parameters, qualifications, assumptions and limitations in the studies that have been completed.

Although Ayr believes that the articles and reports, and details of research studies and clinical trials that are publicly available reasonably support its beliefs regarding the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding and perceptions relating to cannabis. Given these risks, uncertainties and assumptions, prospective and current Ayr shareholders should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this AIF or reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Competition in the cannabis industry is intense and increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition and results of operations of Ayr.

Ayr expects to face intense competition in the cannabis industry, some of which can be expected to come from companies with longer operating histories and more financial resources, manufacturing and marketing experience than Ayr. In addition, there is potential that the cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities, and products that will be greater than those of Ayr. As a result of this competition, Ayr may be unable to maintain its operations or develop them as currently proposed on terms it considers to be acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Negative publicity or consumer perception may affect the success of Ayr’s business.

The success of the cannabis industry may be significantly influenced by the public’s perception of marijuana. Both the medical and adult-use of marijuana are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to marijuana will be favorable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult-use marijuana is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of marijuana, whether in Canada, the U.S. or elsewhere, may have a material adverse effect on Ayr’s operational results, consumer base and financial results.

Public perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical marijuana and on the business, results of operations, financial condition, cash flows or prospects of Ayr.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. Among other things, a negative shift in the public’s perception of cannabis in the United States or any other applicable jurisdiction could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which Ayr could expand. Any inability to fully implement Ayr’s expansion strategy may have a material adverse effect on Ayr’s business, results of operations or prospects.

Results of future clinical research may negatively impact the cannabis industry.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC) and future research and clinical trials may discredit the medical benefits, viability, safety, efficacy, and social acceptance of cannabis or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of Ayr’s securities should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this AIF or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for Ayr’s products with the potential to lead to a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

The cannabis industry is difficult to forecast.

Ayr must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of Ayr.

Reliable data on the medical and adult-use cannabis industry is not available.

As a result of recent and ongoing regulatory and policy changes in the medical and adult-use cannabis industry, the market data available is limited and unreliable. Federal and State laws prevent widespread participation and hinder market research. Therefore, market research and projections by Ayr of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of Ayr’s management team as of the date of this AIF.

Ayr may be subject to the risk of constraints on marketing products.

The development of Ayr’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the U.S. limits companies’ abilities to compete for market share in a manner similar to other industries. If Ayr is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, Ayr’s sales and results of operations or prospects could be adversely affected.

Risks Related to Ayr’s Business

COVID-19 pandemic.

During the COVID-19 pandemic, which was declared by the World Health Organization on March 11, 2020, the Company has been able to maintain operations and expand delivery options and curb side pick-up to provide additional fulfilment models that are safe and efficient for employees and customers.

Management has not observed any indicators of impairment to assets or a significant change in the fair value of assets due to the COVID-19 pandemic.

The Company evaluated the risk of supply chain disruption as well as staffing disruption. While Ayr has not experienced any failure to secure critical supplies or services as a result of the COVID-19 pandemic, future disruptions in the supply chain are possible and may significantly increase cost or delay production time. To mitigate this risk, the Company places bulk orders in advance with key vendors.

To remediate the risk of staffing disruption, the Company implemented new safety procedures in accordance with the guidance of the CDC at all locations to better protect the health and safety of both employees and customers. The Company is re-assessing its response to the COVID-19 pandemic on an ongoing basis.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact of these developments on all aspects of the business.

Ayr has a limited operating history.

As a high-growth enterprise, Ayr does not have a history of profitability. As such, Ayr has no immediate prospect of generating profit from its intended operations. Ayr is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that Ayr will be successful in achieving a return on its shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Ayr will be reliant on its management team.

The success of Ayr is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on Ayr’s business, operating results, financial condition or prospects.

News media have reported that U.S. immigration authorities have increased scrutiny of Canadian citizens who are crossing the U.S.-Canada border with respect to persons involved in cannabis businesses in the U.S. There have been a number of Canadians barred from entering the U.S. as a result of an investment in or act related to U.S. cannabis businesses. In some cases, entry has been barred for extended periods of time. Ayr employees traveling from Canada to the U.S. for the benefit of Ayr may encounter enhanced scrutiny by U.S. immigration authorities that may result in the employee not being permitted to enter the U.S. for a specified period of time. If this happens to Ayr employees, then this may reduce our ability to effectively manage our business in the U.S.

Certain of Ayr’s officers and directors may now be, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by Ayr and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Ayr’s officers and directors also may become aware of business opportunities which may be appropriate for presentation to Ayr and the other entities to which they owe duties. In the course of their other business activities, Ayr’s officers and directors may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including seeking and presenting investment and business opportunities. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor, as Ayr’s officers and directors are not required to present investment and business opportunities to Ayr in priority to other entities with which they are affiliated or to which they owe duties, and such conflicts may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr may be subject to the risk of competition from synthetic production and technological advances.

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal marijuana, through the development and distribution of synthetic products which emulate the effects and treatment of organic marijuana. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of Ayr to secure long-term profitability and success through the sustainable and profitable operation of its business. There may be unknown additional regulatory fees and taxes that may be assessed in the future that may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr may be subject to the risks associated with fraudulent or illegal activity by its employees, contractors and consultants.

Ayr is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to Ayr that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for Ayr to identify and deter misconduct by its employees and other third parties, and the precautions taken by Ayr to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Ayr from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Ayr, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on Ayr’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Ayr’s operations, any of which could have a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Certain events or developments in the cannabis industry more generally may impact Ayr’s reputation.

Damage to Ayr’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our business might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact the reputation of Ayr. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to Ayr and its activities, whether true or not, and the cannabis industry in general, whether true or not. Ayr does not ultimately have direct control over how it or the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to Ayr’s overall ability to advance its business strategy and realize on its growth prospects, thereby having a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Third parties with whom Ayr may do business may perceive themselves as being exposed to reputational risk as a result of their relationship with Ayr.

The parties with which Ayr may do business may perceive that they are exposed to reputational risk as a result of Ayr’s cannabis-related business activities. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of Ayr’s business may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr may be subject to advertising and promotional risk in the event it cannot effectively implement a successful branding strategy.

Ayr’s future growth and profitability may depend on the effectiveness and efficiency of advertising and promotional costs, including its ability to (i) create brand recognition for any products we may develop or sell; (ii) determine appropriate advertising strategies, messages and media; and (iii) maintain acceptable operating margins on such costs. There can be no assurance that advertising and promotional costs will result in revenues for Ayr’s business in the future or will generate awareness for any of Ayr’s products. In addition, no assurance can be given that Ayr will be able to manage our advertising and promotional costs on a cost-effective basis.

The cannabis industry in Canada, including both the medical and adult-use cannabis markets, is in its early development stage and restrictions on advertising, marketing and branding of cannabis companies and products by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect Ayr’s ability to conduct sales and marketing activities and to create brand recognition, and could potentially result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Certain of the Company’s businesses are subject to product liability regimes and strict product recall requirements.

Certain of the Company’s businesses are distributors of products designed to be ingested by humans. Accordingly, Ayr faces the risk of exposure to product liability claims, regulatory action and litigation if any of its businesses’ products are alleged to have caused significant loss or injury. In addition, the sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. Ayr may be subject to various product liability claims, including, among others, that specific cannabis products caused injury or illness, or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against Ayr could result in increased costs, could adversely affect our reputation with Ayr’s clients and consumers generally, and may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

In addition, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. To the extent any products are recalled due to an alleged product defect or for any other reason, Ayr could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Ayr may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Moreover, a recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on Ayr. Product recalls may lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Ayr may not be able to successfully develop new products or find a market for their sale.

The cannabis industry is in its early stages of development and Ayr, and its competitors, may seek to introduce new products in the future. In attempting to keep pace with any new market developments, Ayr may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by Ayr. Ayr may also be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time. Ayr may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr will be reliant on third-party suppliers, manufacturers and contractors.

Ayr intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the uncertain regulatory landscape for regulating cannabis in Canada and the U.S., Ayr’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for Ayr’s operations. Loss of these suppliers, manufacturers and contractors may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr will be reliant on key inputs.

The marijuana business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of Ayr. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, Ayr might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to Ayr in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, results of operations or prospects of Ayr.

Ayr will be reliant on equipment and skilled labor.

The ability of Ayr to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that Ayr will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by Ayr’s capital expenditure plans may be significantly greater than anticipated by Ayr’s management, and may be greater than funds available to Ayr, in which circumstance Ayr may curtail, or extend the timeframes for completing, its capital expenditure plans. This may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Service providers could suspend or withdraw service.

As a result of any adverse change to the approach in enforcement of United States cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third-party service providers to Ayr could suspend or withdraw their services, which may have a material adverse effect on Ayr’s business, revenues, operating results, financial condition or prospects.

Ayr may be subject to the risk of litigation.

Ayr may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which Ayr becomes involved be determined against Ayr, such a decision could adversely affect Ayr’s ability to continue operating and the market price for the Equity Shares. Even if Ayr is involved in litigation and wins, litigation can redirect significant company resources.

Ayr may be subject to risks related to the protection and enforcement of intellectual property rights and may become subject to allegations that Ayr is in violation of intellectual property rights of third parties.

The ownership and protection of intellectual property rights may be a significant aspect of Ayr’s future success. Ayr may rely on trade secrets, technical know-how and proprietary information that are not protected by patents to maintain its competitive position. Ayr will try to protect such intellectual property by entering into confidentiality agreements with parties that have access to it, such as Ayr’s partners, collaborators, employees and consultants. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In addition, trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, in which event Ayr could be materially adversely affected.

Unauthorized parties may attempt to replicate or otherwise obtain and use Ayr’s products, trade secrets, technical know-how and proprietary information. Policing the unauthorized use Ayr’s future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as Ayr may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of Ayr’s future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of Ayr, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of Ayr’s future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly. Any or all of these events could result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

In addition, other parties may claim that Ayr’s products infringe on their proprietary and perhaps patent-protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, Ayr may need to obtain licenses from third parties who allege that Ayr has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to Ayr or at all. In addition, Ayr may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Ayr may be subject to risks related to information technology systems, including cyber-attacks.

Ayr’s operations may depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Ayr’s operations may also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology (“IT”) systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact Ayr’s reputation and results of operations. Ayr’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access may become a priority to ensure the ongoing success and security of the business. As cyber threats continue to evolve, Ayr may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Ayr may be subject to risks related to security breaches.

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of the United States, as well as the concentration of inventory in its facilities, despite meeting or exceeding all legislative security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose Ayr to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing Ayr’s products.

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on Ayr’s business, financial condition and results of operations or prospects.

Ayr may be subject to risks related to high bonding and insurance coverage.

There is a risk that a greater number of State regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal marijuana to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. Ayr is not able to quantify at this time the potential scope for such bonds or fees in the States in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of Ayr’s business.

Ayr’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although Ayr maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. Ayr may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of Ayr is not generally available on acceptable terms. Ayr might also become subject to liability for pollution or other hazards which may not be insured against, or which Ayr may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Ayr to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.

Ayr may be subject to transportation risks.

Ayr’s business involves, both directly and indirectly, the production, sale and distribution of cannabis products. Due to the perishable nature of such products, Ayr depends on fast and efficient direct and third-party transportation services to distribute its product. Any prolonged disruption of third-party transportation services could have an adverse effect on Ayr. Rising costs associated with the third-party transportation services which will be used by Ayr to ship its proposed products may also adversely impact the business of Ayr.

Ayr’s share price may be vulnerable to rising energy costs.

Ayr’s business may involve, directly or indirectly, the production of cannabis products which will consume considerable energy, making Ayr vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of Ayr and its ability to operate profitably.

Ayr may be subject to risks inherent in an agricultural business.

Ayr’s business may involve, directly or indirectly, the growing of cannabis, which is an agricultural product. As such, the business may be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Even when grown indoors under climate-controlled conditions monitored by trained personnel, there can be no assurance that natural elements, such as insects and plant diseases, will not have a material adverse effect on the production of cannabis products and on Ayr’s business, financial condition, results of operations or prospects of Ayr.

Management of growth may prove to be difficult.

Ayr may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Ayr to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Ayr to deal with this growth may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr may be subject to the risks of leverage.

Ayr anticipates utilizing leverage in connection with Ayr’s investments in the form of secured or unsecured indebtedness. Although Ayr will seek to use leverage in a manner it believes is prudent, such leverage will increase the exposure of an investment to adverse economic factors such as downturns in the economy or deterioration in the condition of the investment. If Ayr defaults on secured indebtedness, the lender may foreclose and Ayr could lose its entire investment in the security of such loan. If Ayr defaults on unsecured indebtedness, the terms of the loan may require Ayr to repay the principal amount of the loan and any interest accrued thereon in addition to heavy penalties that may be imposed. Because Ayr may engage in financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, Ayr could lose its interest in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments.

In addition to leveraging Ayr’s investments, Ayr may borrow funds in its own name for various purposes, and may withhold or apply from distributions amounts necessary to repay such borrowings. The interest expense and such other costs incurred in connection with such borrowings may not be recovered by income from investments purchased by Ayr. If investments fail to cover the cost of such borrowings, the value of the investments held by Ayr would decrease faster than if there had been no such borrowings. Additionally, if the investments fail to perform to expectation, the interests of investors in Ayr could be subordinated to such leverage, which will compound any such adverse consequences.

Risks related to the difficulty of attracting and retaining personnel.

Ayr’s success depends to a significant degree upon its ability to attract, retain and motivate highly skilled and qualified personnel. Failure to attract and retain necessary technical personnel, sales and marketing personnel and skilled management could adversely affect Ayr’s business. If Ayr fails to attract, train and retain sufficient numbers of these highly qualified people, its prospects, business, financial condition and results of operations will be materially and adversely affected.

Co-investment risk in terms of control over Ayr’s investments.

Ayr has co-invested and may continue to co-invest in one or more investments with certain strategic investors and/or other third parties through joint ventures or other entities, which parties in certain cases may have different interests or superior rights to those of Ayr. Although it is Ayr’s intent to retain control and other superior rights over Ayr’s investments, under certain circumstances it may be possible that Ayr relinquishes such rights over certain of its investments and, therefore, may have a limited ability to protect its position therein. In addition, even when Ayr does maintain a control position with respect to its investments, Ayr’s investments may be subject to typical risks associated with third-party involvement, including the possibility that a third-party may have financial difficulties resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of Ayr, or may be in a position to take (or block) action in a manner contrary to Ayr’s objectives. Ayr may also, in certain circumstances, be liable for the actions of its third-party partners or co-investors. Co-investments by third parties may or may not be on substantially the same terms and conditions as Ayr, and such different terms may be disadvantageous to Ayr.

Reliance on services agreement could adversely affect prospects and results.

Ayr provides administrative, consulting, and operations services to Tahoe Hydro through a separate management agreement governed by Nevada law. In exchange for providing these services, Ayr receives management fees which are a key source of revenue. Payment of such fees is dependent on the continuing validity and enforceability of the service agreement. If such agreement is found to be invalid or unenforceable or is terminated by the counterparty, this could have a material adverse effect on the business, prospects, financial condition, and operating results. If ultimate approval of license transfers is not able to be obtained, this could have a material adverse effect on Ayr.

Liabilities arising from Ayr’s website accessibility.

Internet websites are visible by people everywhere, not just in jurisdictions where the activities described therein are considered legal. As a result, to the extent Ayr sells services or products via web-based links targeting only jurisdictions in which such sales or services are compliant with State law, Ayr may face legal action in other jurisdictions which are not the intended object of any of Ayr’s marketing efforts for engaging in any web-based activity that results in sales into such jurisdictions deemed illegal under applicable laws.

Ayr is subject to the costs of being a public company.

As a public issuer, Ayr is subject to the reporting requirements and rules and regulations under the applicable Canadian securities laws and rules of any stock exchange on which Ayr’s securities may be listed from time to time. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will increase Ayr’s legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on its personnel, systems and resources, which could adversely affect its business and financial condition.

Certain remedies may be limited to Ayr.

Pursuant to its governing documents, Ayr and the shareholders of Ayr may be prevented from recovering damages for alleged errors or omissions made by the members of the Company’s board of directors and its officers. Ayr’s governing documents also provide that Ayr will, to the fullest extent permitted by law, indemnify members of the Company’s board of directors and its officers for certain liabilities incurred by them by virtue of their acts on behalf of Ayr.

Ayr may have difficulty enforcing judgments and effecting service of process on directors and officers.

The directors and officers of Ayr reside outside of Canada. Most or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for Ayr shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Ayr shareholders to effect service of process within Canada upon such persons.

Past performance is not indicative of future results.

The prior investment and operational performance of any of the Company’s businesses are not indicative of the future operating results of Ayr. There can be no assurance that the historical operating results achieved by any of the Company’s businesses or their affiliates will be achieved by Ayr, and Ayr’s performance may be materially different.

Financial projections may prove materially inaccurate or incorrect.

Any Ayr financial estimates, projections and other forward-looking information or statements included in this AIF were prepared by Ayr without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking information or statements. Such forward-looking information or statements are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in this AIF. Ayr shareholders should inquire of Ayr and become familiar with the assumptions underlying any estimates, projections or other forward-looking information or statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, Ayr shareholders should not rely on any projections to indicate the actual results Ayr might achieve.

Ayr may not pay dividends.

Ayr does not anticipate paying any dividends on the Equity Shares or the Multiple Voting Shares in the foreseeable future. Dividends paid by Ayr would be subject to tax and, potentially, withholdings. See “Dividends”.

Ayr may be vulnerable to attacks on privacy systems, cyber-attacks and security of sensitive information.

The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. Throughout the Company’s operations, the Company receives, retains and transmits certain confidential information, including personally identifiable information that Ayr’s customers provide to purchase products or services, interact with the Company’s personnel, or otherwise communicate with Ayr.

A privacy breach may occur through procedural or process failure, IT malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly customer lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on Ayr’s business, financial condition and results of operations. Ayr has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future.

The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property or interference with our IT systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, loss of employee confidence, violation of privacy laws, loss of customers, potential liability and competitive disadvantage. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices is designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, Ayr may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Market and Economy Risks

Ayr may be vulnerable to currency exchange fluctuations.

Due to Ayr’s present operations in the United States, and its intention to continue future operations outside Canada, Ayr is expected to be exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Currently, all of Ayr’s revenue is earned in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on Ayr’s business, financial position or results of operations or prospects.

Ayr may be subject to market price volatility risks.

The market price of the Equity Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of Ayr, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for Ayr, general economic conditions, legislative changes, and other events and factors outside of Ayr’s control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Equity Shares.

There may be restrictions on the market for the Equity Shares.

Notwithstanding that the Equity Shares are listed on the CSE (and excluding the Multiple Voting Shares which will not be listed securities), various regulatory regimes in the United States forbid the transfer of such Equity Shares in quantities that exceed published thresholds without receiving advanced approval of the State regulators. Failure to obtain approval may result in Ayr’s licenses in that State being revoked.

There is a limited market for the Equity Shares.

Notwithstanding that the Equity Shares are listed on the CSE (and excluding the Multiple Voting Shares which will not be listed securities), there can be no assurance that an active and liquid market for such Equity Shares will develop or be maintained and an Ayr shareholder may find it difficult to resell any securities of Ayr.

Ayr may be subject to the risks posed by sales by existing Ayr shareholders.

Sales of a substantial number of Equity Shares (and excluding the Multiple Voting Shares which will not be listed securities) in the public market could occur at any time by existing holders of such Equity Shares. These sales, or the market perception that the holders of a large number of Equity Shares intend to sell Equity Shares, could reduce the market price of the Equity Shares. If this occurs and continues, it could impair Ayr’s ability to raise additional capital through the sale of securities.

Global financial conditions and the future economic shocks may impair Ayr’s financial condition.

Following the onset of the credit crisis in 2007-2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises.

Future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact Ayr’s ability to obtain equity or debt financing in the future on terms favorable to Ayr. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, Ayr’s operations and financial condition could be adversely impacted.

Furthermore, general market, political and economic conditions, including, for example, inflation, interest and currency exchange rates, structural changes in the cannabis industry, supply and demand for commodities, political developments, legislative or regulatory changes, social or labor unrest and stock market trends will affect Ayr’s operating environment and its operating costs, profit margins and share price. Any negative events in the global economy could have a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr is exposed to changes in interest rates.

The Company is exposed to interest rate risk from fluctuations in interest rates which could adversely affect the operations or financial performance of the Company. Ayr is exposed to changes in market interest rates on cash, cash equivalents, bank indebtedness and long-term debt. Debt issued at variable rates expose the Company to cash flow interest rate risk. Debt issued at fixed rates exposes the Company to fair value interest rate risk. Ayr’s borrowings, current and future, will require interest payments and need to be repaid or refinanced, which could require the company to divert funds identified for other purposes to debt service and could create additional cash demands or impair its liquidity position and add financial risk. Diverting funds identified for other purposes for debt service may adversely affect business and growth prospects.

Ayr is exposed to high levels of inflation.

High levels of inflation could adversely affect consumer spending patterns and results in a reduction in consumption of cannabis products, including Ayr’s products. These conditions could also worsen cash flows, liquidity and access to capital for Ayr and cause other financial hardships for the Company and its suppliers, distributors, retailers and clients, thereby adversely impacting Ayr’s ability to produce and distribute its products.

Ayr’s profitability can be adversely affected to the extent it is faced with cost increases for wages and other labor-related expenses, insurance, and utilities, especially to the extent it is unable to recover such increased costs through increases in the prices for its services, due to one or more of general economic conditions, competitive conditions or contractual provisions in contracts.

Environmental Risks

Ayr may be subject to significant environmental regulations and risks.

Ayr’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Ayr’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with Ayr’s operations. To the extent such approvals are required and not obtained, Ayr may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Ayr may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on Ayr and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development . The cost of compliance with changes in governmental regulations has the potential to reduce the imposition of fines or penalties as well as criminal charges against the Company for violations of applicable laws or regulations.

Ayr may be subject to unknown environmental risks.

There can be no assurance that Ayr will not encounter hazardous conditions at the facilities where it operates its businesses, such as asbestos or lead, in excess of expectations that may delay the development of its businesses. Upon encountering a hazardous condition, work at the facilities of Ayr may be suspended. The presence of other hazardous conditions may require significant expenditure of Ayr’s resources to correct the condition. Such conditions could have a material impact on the investment returns of Ayr.

Ayr may be adversely affected by climate change and climate change regulations.

Climate change is occurring around the world and may impact Ayr’s business in numerous ways. Such change could impact the price of raw materials and packaging. Rising temperatures and increased frequency of extreme weather, such as storms, hurricanes, floods, and droughts could cause increased disruption to the production and distribution of the Company’s products and have an adverse impact on consumer demand and spending. Severe weather conditions may also occur with higher frequency or may be less predictable in the future due to the effects of climate change.

Legislative and regulatory authorities in North America and internationally will likely continue to consider numerous measures related to climate change and greenhouse gas emissions. In order to produce, manufacture and distribute products, Ayr and its suppliers will need to use fuels, electricity and various other inputs that results in the release of greenhouse gas emissions. Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact Ayr’s operations. The Company may not be able to pass any resulting cost increases along to its customer base. Any enactment of laws or passage of regulations regarding greenhouse gas emissions or other climate change legislation in North America or any other international jurisdiction where the Company conducts business could adversely affect its financial condition and results of operations.

While the Company has insurance policies in place that may cover some of the costs associated with extreme weather events and fires, it is possible such policies will not fully cover the damages and impacts associated with such events. The cost of such insurance coverage may become increasingly more expensive and such policies may be subject to limitations in the future, in which case the Company may bear more or all of the costs associated with extreme weather events and fires.

Tax Risks

Dual tax residence of Ayr.

Ayr is and will continue to be treated as a U.S. corporation for U.S. federal income tax purposes under section 7874(b) of the United States Internal Revenue Code of 1986, as amended (the “Code”) (although no tax ruling has been sought or obtained in this regard). As a result, Ayr is and will continue to be considered a U.S. domestic corporation for U.S. federal income tax purposes and therefore subject to U.S. federal income tax on its worldwide income. For Canadian tax purposes, however, Ayr is and will continue to be treated as a Canadian resident company (as defined in the Income Tax Act (Canada), as amended from time to time, including the regulations thereunder) for Canadian federal income tax purposes. Consequently, Ayr is and will continue to be subject to income tax both in Canada and the U.S., which could have a material adverse effect on its financial condition and results of operations.

The deduction of certain expenses of Ayr may be restricted.

Section 280E of the Code generally prohibits businesses from deducting or claiming tax credits with respect to expenses paid or incurred in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the Controlled Substances Act) which is prohibited by U.S. federal law or the law of any state in which such trade or business is conducted. Section 280E of the Code currently applies to businesses operating in the cannabis industry, irrespective of whether such businesses are licensed and operating in accordance with applicable state laws. The application of section 280E of the Code generally causes such businesses to pay higher effective U.S. federal income tax rates than similar businesses in other industries due to the loss of certain deductions and credits. The impact of section 280E of the Code on the effective tax rate of a cannabis business generally depends on how large the ratio of non-deductible expenses is to the business’s total revenues. Ayr has been and expects to continue to be subject to section 280E of the Code and consequently, section 280E of the Code may adversely affect Ayr’s profitability and, in fact, may cause Ayr to operate at a loss. While recent legislative proposals, if enacted into law, could eliminate or diminish the application of section 280E of the Code to cannabis businesses, the enactment of any such law is uncertain and until any changes are made to the law, it is anticipated that Ayr will continue to be subject to section 280E of the Code.

Dividends paid by Ayr may be subject to withholding tax.

It is unlikely that Ayr will pay any dividends on the Equity Shares in the foreseeable future. However, dividends received by holders who are residents of Canada for purpose of the Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States Tax Convention (1980) as amended. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by Ayr will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of Ayr, subject to examination of the relevant treaty. These dividends may however qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of Ayr, subject to examination of the relevant treaty.

The transfer of Equity Shares may be subject to U.S. estate and generation-skipping transfer tax.

Because the Equity Shares will be treated as shares of a U.S. domestic corporation, the U.S. estate and generation-skipping transfer tax rules generally may apply to a non-U.S. holder of Equity Shares. Each shareholder should seek tax advice, based on such shareholder’s particular facts and circumstances, from an independent tax advisor.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact Ayr and the value of the Equity Shares.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect Ayr or holders of Equity Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact Ayr’s financial performance and the value of the Equity Shares. In particular, new proposed legislation known as the “Build Back Better Act” is under consideration within both houses of U.S. Congress. The proposed legislation includes, without limitation, new corporate minimum income taxes. If enacted, most of the proposals would be effective for 2022 or later years. The proposed legislation remains subject to change, and its impact on Ayr and holders of Equity Shares is uncertain.

EACH SHAREHOLDER SHOULD SEEK TAX ADVICE, BASED ON SUCH SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

DIVIDENDS

The Company has not paid any cash dividends on its shares to date and does not anticipate paying any dividends in the foreseeable future. Subordinate Voting Shares and Multiple Voting Shares would be entitled to dividends on an equal per share basis, if, as and when declared by the board of directors of the Company (the “Board”).

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Multiple Voting Shares and an unlimited number of Equity Shares, each without nominal or par value. The Equity Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws.

On December 3, 2020, the Company amended its constating documents (the “Capital Structure Amendments”) to, among other things, (i) create and set the terms of the Restricted Voting Shares and Limited Voting Shares, including applying coattail terms to such shares similar to those applicable to the Subordinate Voting Shares as more particularly described below, and (ii) amend the terms of the existing Multiple Voting Shares and Subordinate Voting Shares, including by amending the requirements in respect of who may hold Subordinate Voting Shares. The Company implemented the Capital Structure Amendments in order to seek to maintain its “foreign private issuer” (“FPI”) status under U.S. securities laws and thereby avoid a commensurate material increase in its ongoing costs. This has been accomplished by implementing a mandatory conversion mechanism in the Company’s share capital to decrease the number of shares eligible to be voted for directors of the Company if the Company’s FPI Threshold (as defined below) is exceeded. Each of the classes of Equity Shares is, as further described below, economically identical and mandatorily inter-convertible (continuously and without formality) based on (i) the holder’s status as a U.S. Person or Non-U.S. Person (each as defined below), and (ii) the status of the Company’s FPI Threshold. The Capital Structure Amendments were approved at the Company’s annual general and special meetings of shareholders on November 4, 2020 by, inter alia, a majority of the minority holders of Subordinate Voting Shares (i.e., other than those held by holders of Multiple Voting Shares and other persons not permitted to vote thereon under Ontario Securities Commission Rule 56-501 – Restricted Shares).

On June 24, 2021, at the annual and special meetings of the shareholders of the Company, a special resolution of all of the holders of the Equity Shares, and Multiple Voting Shares, voting together as if they were a single class of shares, was passed to amend and restate the Company’s articles in order to revise certain defined terms to better reflect applicable statutory provisions and to make certain other administrative changes.

The Company has received exemptive relief from the Canadian securities regulatory authorities such that, inter alia, each class of Equity Shares may be aggregated for the purposes of certain securities law reporting thresholds, including in respect of certain take-over bid and issuer bid rules and the early warning requirements under National Instrument 62-104 – Take-Over Bid and Issuer Bids (“NI 62-104”). See “Exemptions”,

The following description summarizes the material terms of Ayr’s share capital. This summary is not exhaustive and is qualified in its entirety by reference to Ayr’s articles, which is filed on SEDAR at www.sedar.com.

As of December 31, 2021, the Company had the following securities outstanding:

Equity Shares	56,337,175
Multiple Voting Shares	3,696,486
Exchangeable Shares	7,368,285
Warrants	2,874,058	[2]

Equity Shares

Exercise of Voting Rights

The holders of each class of Equity Shares will be entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they will not be able to vote (but will be entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA, and except that holders of Limited Voting Shares will not be entitled to vote for the election of directors. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company. The Equity Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws.

In connection with any Change of Control Transaction (as defined below) requiring approval of all classes of Shares under the BCBCA, holders of the Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

For purposes herein, a “Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Company, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in (i) the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its direct or indirect parent) more than fifty percent (50%) of the total voting power of the voting securities of the Company, the continuing entity or its direct or indirect parent, and more than fifty percent (50%) of the total number of outstanding shares of the Company, the continuing entity or its direct or indirect parent, in each case as outstanding immediately after such transaction, and (ii) the shareholders of the Company immediately prior to the transaction owning voting securities of the Company, the continuing entity or its direct or indirect parent immediately following the transaction in substantially the same proportions (vis-a-vis each other) as such shareholders owned the voting securities of the Company immediately prior to the transaction (provided that in neither event shall the exercise of any exchangeable shares of a subsidiary of the Company that are exchangeable into shares of the Company be taken into account in such determination).

Notwithstanding the foregoing, the holders of Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, as applicable, are each entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles, which would: (i) adversely affect the rights or special rights of the holders of Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable (including an amendment to the terms of the Company’s articles which provide that any Multiple Voting Shares sold or transferred to a person that is not a Permitted Holder (as defined in the Company’s articles) shall be automatically converted into Subordinate Voting Shares and/or Restricted Voting Shares, as applicable); (ii) affect the holders of the Shares differently, on a per share basis; or (iii) except as otherwise set forth in the Company’s articles, as amended, create any class or series of shares ranking equal to or senior to the Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable.

2 All such Warrants are unlisted and held by Mercer.

As long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution alter or amend the Company’s articles if the result would (i) prejudice or interfere with any right or special right attached to the Subordinate Voting Shares, or (ii) affect the rights or special rights of holders of the Subordinate Voting Shares or Multiple Voting Shares on a per share basis, as provided in the Company’s articles.

Dividends

Holders of Equity Shares are entitled to receive, as and when declared by the Board, dividends in cash or property of the Company. No dividend will be declared or paid on any class of Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on all classes of Shares then issued and outstanding. Each class of Equity Shares shall rank equally with the other classes of Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares shall receive Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, respectively, unless otherwise determined by the Board, provided an equal number of shares is declared as a dividend or distribution on a per-share basis, without preference or distinction, in each case.

Subdivision or Consolidation

No subdivision or consolidation of any class of Equity Shares shall occur unless simultaneously, all other classes of Shares are subdivided or consolidated or otherwise adjusted in the same manner so as to maintain and preserve the relative rights of the holders of each of the classes of Shares.

Liquidation, Dissolution or Winding-Up

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company for the purposes of a dissolution or winding-up of the Company, the holders of Subordinate Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Shares, to receive the Company’s remaining property and are entitled to share equally, on a share for share basis, with all other classes of Shares in all distributions of such assets.

Rights to Subscribe; Pre-Emptive Rights

The holders of Equity Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

Conversion

For the purposes of the Equity Shares, (i) a “U.S. Person” means resident of the United States, and a “Non-U.S. Person” is any person who is not a U.S. Person, and (ii) “held of record” has the meaning set forth in Rule 12g5-1 of the U.S. Exchange Act. Person. Under the Company’s articles, where Subordinate Voting Shares are held of record, directly or indirectly, or jointly by (i) one or more U.S. Persons, and (ii) one or more Non-U.S. Persons, such Subordinate Voting Shares shall be deemed to be held of record by a U.S. Person. At the request of the Company, beneficial shareholders and actual or proposed transferees are required to respond to enquiries regarding their status as U.S. Persons or Non-U.S. Persons, and are required to provide declarations or other documents with respect thereto, as may be necessary or desirable, in the discretion of the Company, failing which they would, in the Company’s discretion, be deemed to be U.S. Persons.

If, at any given time, the Subordinate Voting Shares are held of record by U.S. Persons, they will be automatically converted, without further act or formality, on a one-for-one basis into Restricted Voting Shares. If, at any given time, the Restricted Voting Shares or the Limited Voting Shares are held of record by Non-U.S. Persons, they will be automatically converted, without further act or formality, on a one-for-one basis into Subordinate Voting Shares.

Notwithstanding the foregoing, if, at any given time, the total number of Restricted Voting Shares represents a number equal to or in excess of the formulaic threshold set forth below (the “FPI Threshold”), then the minimum number of Restricted Voting Shares required to stay within the FPI Threshold will be automatically converted, without further act or formality, on a pro rata basis across all registered holders of Restricted Voting Shares (rounded up to the next nearest whole number of shares), on a one-for-one basis, into Limited Voting Shares:

(0.50 x Aggregate Number of Multiple Voting Shares, Subordinate Voting Shares and Restricted Voting Shares) – (Aggregate Number of Multiple Voting Shares held, beneficially owned or controlled by U.S. Persons)

If, at any given time, the total number of Restricted Voting Shares represents a number below the FPI Threshold, then a number of Limited Voting Shares will be automatically converted, without further act or formality, on a pro rata basis across all registered holders of Limited Voting Shares (rounded down to the next nearest whole number of shares), on a one-for-one basis, into Restricted Voting Shares, to the maximum extent possible such that the Restricted Voting Shares then represent a number of Shares that is one share less than the FPI Threshold.

The Company has received exemptive relief from the Canadian securities regulatory authorities such that, inter alia, each class of Equity Shares may be aggregated for the purposes of certain securities law reporting thresholds, including in respect of certain take-over bid and issuer bid rules and the early warning requirements under NI 62-104. See “Exemptions”,

If an offer is made to purchase any class of Shares (other than a class of Equity Shares) and such offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which such Shares that are subject to the offer are then listed, to be made to all or substantially all the holders of such Shares in a given province of Canada to which these requirements apply (assuming that the offeree was a resident in Ontario), each Subordinate Voting Share, Restricted Voting Share and/or Limited Voting Share shall become convertible, at the option of the holder, on a one-for-one basis, into such class of Shares that are subject to the offer, at any time while such offer is in effect until the date prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. The conversion right may only be exercised in respect of Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, for the purpose of depositing the resulting Shares pursuant to the offer, and for no other reason, including with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, notwithstanding their conversion. The transfer agent is required to deposit the resulting Shares pursuant to such offer on behalf of such holder.

Should the applicable Shares issued upon such conversion and tendered in response to such offer be withdrawn by shareholders of the Company or not taken up by the offeror, or should the offer be abandoned or withdrawn, then each Share resulting from such conversion shall be automatically reconverted, without any further act on the part of the Company or on the part of the holder, into one Subordinate Voting Share, Restricted Voting Share or Limited Voting Share, as applicable.

Constraints on Share Ownership

Subject to certain specified exceptions set out in the Company’s articles, as amended, (i) the Subordinate Voting Shares may only be held of record by Non-U.S. Persons, and (ii) the Restricted Voting Shares and Limited Voting Shares may only be held of record by U.S. Persons.

Renamed as Common Shares

At the effective time that there are no Multiple Voting Shares issued and outstanding (by the conversion of all Multiple Voting Shares, in accordance with their terms, into Subordinate Voting Shares or Restricted Voting Shares, as applicable), the Subordinate Voting Shares will henceforth be named and referred to as “Common Shares”.

Multiple Voting Shares

Exercise of Voting Rights

The holders of Multiple Voting Shares will be entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they will not be able to vote (but will be entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA. The Multiple Voting Shares carry 25 votes per share (subject in the case of Mercer, to the terms of a voting agreement with the Company dated as of June 26, 2019, which may be found on Ayr’s profile on SEDAR at www.sedar.com).

In connection with any Change of Control Transaction requiring approval of the holders of all classes of Shares under the BCBCA, holders of the Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Multiple Voting Shares or their proxyholders in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

Notwithstanding the foregoing, the holders of Multiple Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Company’s articles which would: (i) adversely affect the rights or special rights of the holders of Multiple Voting Shares (including an amendment to the terms of the Company’s which provide that any Multiple Voting Shares sold or transferred to a person that is not a Permitted Holder (as defined in the Company’s articles) shall be automatically converted into Subordinate Voting Shares or Restricted Voting Shares); or (ii) affect the holders of the Multiple Voting Shares and Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as

applicable, differently, on a per share basis; or (iii) except as otherwise set forth in the Company’s, create any class or series of shares ranking equal to or senior to the Multiple Voting Shares; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding Multiple Voting Shares.

Dividends

Holders of Multiple Voting Shares shall be entitled to receive, as and when declared by the Board, dividends in cash or property of the Company. No dividend will be declared or paid on any class of Equity Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on the Multiple Voting Shares. The Multiple Voting Shares shall rank equally with the Equity Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the Board, provided an equal number of shares is declared as a dividend or distribution on a per-share basis, without preference or distinction, in each case.

Subdivision or Consolidation

No subdivision or consolidation of the Multiple Voting Shares shall occur unless simultaneously each class of Equity Shares is subdivided or consolidated or otherwise adjusted in the same manner so as to maintain and preserve the relative rights of the holders of the Multiple Voting Shares and the Equity Shares.

Liquidation, Dissolution or Winding-Up

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company for the purposes of a dissolution or winding-up of the Company, the holders of Multiple Voting Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, to receive the Company’s remaining property and are entitled to share equally, on a share for share basis, with the Subordinate Shares in all distributions of such assets.

Rights to Subscribe; Pre-Emptive Rights

The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

Conversion

At the holder’s option, the Multiple Voting Shares are convertible, on a one-for-one basis, into Subordinate Voting Shares or Restricted Voting Shares, as applicable. In addition, the Multiple Voting Shares will be automatically converted, without further act or formality, into Subordinate Voting Shares or Restricted Voting Shares, as applicable, on the earliest of (i) the fifth anniversary of May 24, 2019, (ii) the date on which such Multiple Voting Shares are held or controlled by a person who is not a Permitted Holder (as defined in the Company’s articles) under the Company’s articles, and (iii) the date on which the aggregate number of Multiple Voting Shares issued and outstanding represents less than one-third of the number of Multiple Voting Shares issued and outstanding at the close of business on the first date of issuance, being May 24, 2019.

The Multiple Voting Shares are subject to coattail provisions, as set forth in the Company’s articles.

Warrants

Each Warrant is exercisable to purchase one Equity Share at a price of $9.07 per share, subject to the following adjustments. The Warrant Agreement provides that the exercise price and number of Equity Shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or a recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of Equity Share at a price below their exercise price. The exercise of the Warrants by any holder in the United States, or that is a U.S. person (as such term is defined in Regulation S of the Securities Act), may only be effected in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable state “blue sky” securities laws. A Warrantholder does not have the rights or privileges of holders of shares or any voting rights until it exercises its Warrants and receives corresponding Equity Shares. After the issuance of corresponding Equity Shares upon exercise of the Warrants, a Warrantholder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

All of the Warrants other than the Mercer Warrants expired on September 30, 2021, in accordance with the terms of the Warrant Agreement. See “General Development of the Business – Subsequent Developments – Accelerated Expiry Date of the Warrants”. The Mercer Warrants are unlisted and will expire at 5:00 p.m. (Toronto time) on the day that is five (5) years after the completion of the Qualifying Transaction (being May 24, 2024).

Coattail Agreement

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase the Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares. In accordance with the rules applicable to most senior issuers in Canada, in the event of a take-over bid, the holders of Equity Shares would be entitled to participate on an equal footing with holders of Multiple Voting Shares. In connection with the Qualifying Transaction, the owners of all the outstanding Multiple Voting Shares entered into a customary coattail agreement with Ayr and Odyssey, as trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for multi-class listed corporations designed to prevent transactions that otherwise would deprive the holders of Equity Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Multiple Voting Shares had been a class of Equity Shares. The undertakings in the Coattail Agreement would not apply to prevent a sale by any holder of Multiple Voting Shares if concurrently an offer is made to purchase Equity Shares that:

(a)	offers a price per Equity Share in the same form of consideration and at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares (on an as-converted basis to Equity Shares);
(b)	provides that the percentage of outstanding Equity Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror);
(c)	as no condition attached other than the right not to take up and pay for Equity Shares or Multiple Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and
(d)	is in all other material respects identical to the offer for Multiple Voting Shares.

In addition, the terms of the Coattail Agreement do not prevent the transfer of Multiple Voting Shares by a holder to certain permitted holders, including without limitation, the Founders and persons controlled by them. The conversion of Multiple Voting Shares into Equity Shares would not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the agreement would be conditional upon the transferee or pledgee abiding by the terms of the Coattail Agreement. The Coattail Agreement contain provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Equity Shares, which obligation is conditional on Ayr or holders of the Equity Shares providing such funds and indemnity as the trustee may require. No holder of Equity Shares would have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Equity Shares, and reasonable funds and indemnity have been provided to the trustee. Ayr agrees to pay the reasonable costs of any action that may be taken in good faith by holders of Equity Shares, as the case may be, pursuant to the Coattail Agreement.

The Coattail Agreement may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained:

(e)	the consent of the applicable securities regulatory authority in Canada; and
(f)	the approval of at least 66 2/3% of the votes cast by holders of each of the Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, excluding votes attached to Equity Shares, if any, held by the holders of Multiple Voting Shares, their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement would limit the rights of any holders of Equity Shares under applicable law.

MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

As of December 31, 2021, the closing price of the Equity Shares on the CSE was C$19.14. As of March 29, 2022, the closing price of the Equity Shares on the CSE was C$16.07.

Effective August 19, 2019, the Subordinate Voting Shares, Warrants and Rights commenced trading on the CSE under the symbols “AYR.A”, “AYR.WT” and “AYR.RT”, respectively. The Warrants and the Rights ceased trading on September 30, 2021 and May 24, 2021, respectively, in connection with the expiry of such securities. See “General Development of the Business – Subsequent Developments – Acceleration of Expiry Date of Warrants” and “General Development of the Business – Subsequent Developments – Expiry of Rights”.

The Senior Notes began trading on the CSE on April 21, 2021 under the symbol “AYR.NT.U”.

The Multiple Voting Shares and the Mercer Warrants are unlisted.

Equity Shares

The following table sets forth information relating to the price range and volume traded for the Equity Shares (AYR.A) on a monthly basis for each month in the fiscal period ended December 31, 2021 in which the Equity Shares were listed for trading (following the Qualifying Transaction), and for each completed month to date in the fiscal year 2021:

	High Price	Low Price
Month	(C$)	(C$)	Traded Volume
December 2021	21.29	15.78	3,278,819
November 2021	31.03	19.99	3,067,466
October 2021	33.70	25.52	971,399
September 2021	33.95	25.77	3,065,333
August 2021	37.78	30.09	1,180,457
July 2021	38.32	34.68	952,280
June 2021	37.30	31.46	1,114,558
May 2021	38.20	30.51	1,249,450
April 2021	39.84	33.24	1,094,131
March 2021	45.45	34.60	3,469,403
February 2021	47.14	34.20	3,074,947
January 2021	38.56	30.00	4,109,185

Warrants

The following table sets forth information relating to the price range and volume traded for the Warrants (AYR.WT) on a monthly basis for each month until the Warrants ceased trading on the CSE on September 30, 2021, for the fiscal period ended December 31, 2021.

	High Price	Low Price
Month	(C$)	(C$)	Traded Volume
September 2021	23.00	14.92	1,137,883
August 2021	26.06	18.04	110,681
July 2021	26.53	23.00	12,663
June 2021	25.00	20.00	15,914
May 2021	26.30	21.00	45,688
April 2021	29.00	22.02	44,074
March 2021	33.96	23.25	123,720
February 2021	35.45	23.00	180,538
January 2021	27.80	19.00	160,044

Rights

The following table sets forth information relating to the price range and volume traded for the Rights (AYR.RT) on a monthly basis for each month until the Rights ceased trading on the CSE on May 24, 2021, for the fiscal period ended December 31, 2021.

	High Price	Low Price
Month	(C$)	(C$)	Traded Volume
May 1 – May 20, 2021	1.80	1.60	9,000
April 2021	1.60	1.50	4,600
March 2021	4.00	1.50	1,502
February 2021	4.20	3.40	6,615
January 2021	3.50	3.00	403,196

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The Multiple Voting Shares and certain of the Exchangeable Shares are subject to contractual transfer restrictions.

DIRECTORS AND OFFICERS

Names, Occupations and Security Holdings

The names and municipality of residence of the directors of the Board, their position with the Company, their principal occupation, the date upon which they became a director of the Company and the number of voting or other securities beneficially owned by each of them, or over which control or direction is exercised by each of them as of December 31, 20213, are as follows:

Name of Place of	Position Held	Principal	Director	Holdings (Security, Number,
Residence	in the Company	Occupation(1)	Since	Percentage of Class)
Jonathan Sandelman Miami, FL	Chief Executive Officer, Chairman, Director and Corporate Secretary	Chief Executive Officer, Mercer Park, L.P.	September 25, 2017	Equity Shares	26,218	0.85%
				Multiple Voting Shares	3,677,626(4)(5)	99.49%
				Warrants	2,884,058(4)	100%
Charles Miles Brooklyn, NY	Director(2)(3)	Consultant, Recapture Partners (6)	September 25, 2017	Equity Shares	80,669(7)	0.14%
				Multiple Voting Shares	9,430	0.26%
				Warrants	Nil	N/A
Chris R. Burggraeve New York, NY	Director(2)(3)	Founder, Chief Executive Officer, Vicomte LLC	December 17, 2018	Equity Shares	11,069(8)	0.02%
				Multiple Voting Shares	Nil	N/A
				Warrants	Nil	N/A
Louis F. Karger Needham MA	Director	Manager, Founder and owner of Panther Properties Management LLC and Panther Residential Management LLC	May 24, 2019	Equity Shares	16,742(9)	0.03%
				Multiple Voting Shares	Nil	N/A
				Warrants	Nil	N/A
Glenn Isaacson New York, NY	Director(3)	Vice Chairman of Cushman & Wakefield (Manhattan)	August 25, 2020	Equity Shares	1,31,539(10)	0.23%
				Multiple Voting Shares	Nil	N/A
				Warrants	Nil	N/A
William Pfeiffer Tallahassee, FL	Director	Chief Executive Officer, Pfeiffer Law Group	February 26, 2021	Equity Shares (11)	Nil	N/A
				Multiple Voting Shares	Nil	N/A
				Warrants	Nil	N/A
Joyce Johnson Chicago, IL	Director(3)	Chairwoman, New Lake Capital Partners	January 20, 2022	Equity Shares	Nil	N/A
				Multiple Voting Shares	Nil	N/A
				Warrants	Nil	N/A

3 Joyce Johnson was appointed to the Board on January 20, 2022. Accordingly, the information provided below in respect of Joyce Johnson is provided as of January 20, 2022.

Notes:

(1)	Each director has been at their principal occupation for at least five years unless otherwise specified herein.
(2)	Member of the Compensation, Nominating and Corporate Governance Committee.
(3)	Member of the Audit Committee.
(4)	Jonathan Sandelman beneficially owns such securities of Ayr, as Mercer is a limited partnership of which Mercer Park CB GP, LLC is the general partner, and which is indirectly controlled by Jonathan Sandelman.
(5)	Jonathan Sandelman also directly owns unvested RSUs to acquire 1,792,125 Exchangeable Shares and 250,000 market and performance based Exchangeable Shares
(6)	Charles Miles previously worked at Bloomberg LLP as an equity option trader, and prior to his tenure at Bloomberg, Charles co-founded Claris Capital Management and served as Chief Information Officer.
(7)	Charles Miles directly owns unvested RSUs to acquire 7,789 Exchangeable Shares.
(8)	Chris Burggraeve directly owns unvested RSUs to acquire 7,789 Exchangeable Shares.
(9)	Louis Karger also indirectly owns unvested RSUs to acquire 275,979 Exchangeable Shares held through Green Partners Investor LLC and Green Partners Sponsor I, LLC and directly owns unvested RSUs to acquire 7,789 Exchangeable Shares
(10)	Glenn Isaacson directly owns unvested RSUs to acquire 6,414 Exchangeable Shares
(11)	William Pfeiffer directly owns unvested RSUs to acquire 6,414 Exchangeable Shares.

The following table sets forth the names, residency and office of the non-director officers of the Company.

Name and Place of Residence	Position Held in the Company	Principal Occupation(1)	Officer Since	Holdings
Brad Asher Miami, FL	Chief Financial Officer	Chief Financial Officer of Ayr	November 14, 2019	Equity Shares	29,203(2)(7)	0.05%
				Multiple Voting Shares	Nil	N/A
				Warrants	Nil	N/A
Jennifer Drake Miami, FL	Co-Chief Operating Officer(3)	Co-Chief Operating Officer of Ayr	May 24, 2019	Equity Shares	4,12,687(4)(7)	0.73%
				Multiple Voting Shares	Nil	N/A
				Warrants	Nil	N/A
Jason Griffith Miami, FL	Co-Chief Operating Officer	Co-Chief Operating Officer of Ayr	November 15, 2019	Equity Shares	1,20,038(5)(7)	0.21%
				Multiple Voting Shares	Nil	N/A
				Warrants	Nil	N/A
Jamie Mendola San Francisco, CA	Head of Strategy and M&A	Director at Monaker Group from June 2019 to Present	May 24, 2019	Equity Shares	2,06,962(6)(7)	0.37%
				Multiple Voting Shares	Nil	N/A
				Warrants	Nil	N/A
Anya Varga Miami, FL	Chief People Officer	Chief People Officer	November 8, 2021	Equity Shares	1,917	0.00%
				Multiple Voting Shares	Nil	N/A
				Warrants	Nil	N/A

Notes:

(1)	Each officer has been at their principal occupation for at least five years unless otherwise specified herein.
(2)	Brad Asher directly owns unvested RSUs to acquire 702,500 Exchangeable Shares.
(3)	Jennifer Drake acted as Chief Financial Officer, on an interim basis, from June 28, 2019, to November 14, 2019.
(4)	Jennifer Drake also directly owns unvested RSUs to acquire 1,038,375 Exchangeable Shares.
(5)	Jason Griffith directly owns unvested RSUs to acquire 1,065,200 Exchangeable Shares.
(6)	Jamie Mendola also directly owns unvested RSUs to acquire 958,900 Exchangeable Shares.

(7)	Indicates officer directly owns unvested RSUs to acquire 250,000 market and performance based Exchangeable Shares

Shareholdings of Directors and Executive Officers

As of December 31, 2021, as a group (including director appointments subsequent to December 31, 2021), the directors and executive officers of the Company beneficially own, or control or direct, directly or indirectly (i) 1,726,617 Equity Shares and Exchangeable Shares, representing 2.73% of the Company’s issued and outstanding shares (excluding Multiple Voting Shares), and (ii) 3,687,056 Multiple Voting Shares, representing 99.74% of such class of securities, and (iii) 5,413,673 of the Company’s total issued and outstanding shares, representing 8.10% of the Company’s total issued and outstanding shares.

Jonathan Sandelman holds the position of Chief Executive Officer of the parent company of Mercer and therefore may through such role have significant influence over the shares of the Company owned by Mercer.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the directors and executive officers, none of the Company’s directors and executive officers is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company and based upon information provided by the directors and executive officers, none of the Company’s directors and executive officers is, or (i) within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the knowledge of the Company and based upon information provided by the directors, except for the following, none of the Company’s directors and executive officers has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest and Interests of Management and Others in Material Transactions

To the best of the Company’s knowledge, other than as disclosed below and elsewhere in this AIF, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that: (i) certain of the Company’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, and (ii) certain of the Company’s or its subsidiaries’ directors and officers have portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company. The BCBCA requires, among other things, that the directors and executive officers of Ayr act honestly and in good faith with a view to the best interest of Ayr, to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with Ayr and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts are required to be resolved in accordance with the provisions of the BCBCA.

Certain of the directors of the Company are formerly vendors of certain of the businesses comprising the Company’s Qualifying Transaction, namely Louis Karger for Sira and Mark Smith for CannaPunch, and so while it is possible that a dispute may arise pursuant to the respective Definitive Agreement, there are no current material disputes or claims.

PROMOTER

Mercer was considered a promoter of Ayr within the meaning of applicable securities legislation at the time of the Offering.

As of December 31, 2021, Mercer owns, of record and beneficially, (1) 3,677,626 Multiple Voting Shares (comprised of 1 Multiple Voting Share (formerly, a Class B Share) issued on September 25, 2017 in connection with Ayr’s incorporation and initial organization, 3,415,437 Multiple Voting Shares (formerly, Class B Shares which were automatically exchanged into Multiple Voting Shares in connection with the Qualifying Transaction) and the 262,188 Multiple Voting Shares (formerly, Class B Shares) forming part of the 262,188 Class B Units), representing approximately 99.49% of Ayr’s issued and outstanding shares, and (2) 2,874,058 Warrants (comprised of 2,621,870 Warrants issued to Mercer (referred to previously as “Founders’ Warrants”) and the 262,188 Warrants forming part of the 262,188 Class B Units), representing 100% of Ayr’s issued and outstanding Warrants.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Ayr is not party to any material legal proceedings or regulatory actions nor, to its knowledge, are any such material proceedings or actions contemplated by or against the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Effective August 16, 2021, Ayr’s auditors are Marcum LLP, having an address at 730 Third Avenue, 11th Floor, New York, NY 10017, United States. Such firm is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario and within the meaning of the U.S. Public Company Accounting Oversight Board Rule 3520, Auditor Independence).

Odyssey, at its principal offices in Toronto, Ontario, is the transfer agent and registrar for the Equity Shares and the Multiple Voting Shares.

MATERIAL CONTRACTS

As of December 31, 2021, the following are the material contracts of Ayr, other than contracts entered into in the ordinary course of business:

(a)	the Warrant Agreement;
(b)	the Definitive Agreements;
(c)	the Indenture; and
(d)	the Exchange Rights Agreements.

To the extent that cannabis-related licenses could also be considered to be material contracts, see the licenses listed under “Description of the Business – Licenses”.

The Company has no leases representing over 10% of its revenues, to the extent that such contracts would be considered to be material contracts entered into outside of the ordinary course of business for the purposes of this AIF.

Copies of these agreements are available for inspection at our offices, during ordinary business hours and will be available on SEDAR at www.sedar.com.

Copies of the above material are available on Ayr’s SEDAR profile at www.sedar.com.

INTERESTS OF EXPERTS

The financial statements for the years ended December 31, 2021 and 2020 have been audited by Marcum LLP, the Company’s auditors as of August 16, 2021, who are independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and within the meaning of the U.S. Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

The Board has adopted a written charter (the “Charter of the Audit Committee”) for the audit committee of the Company (the “Audit Committee”), which sets out the Audit Committee’s responsibility in reviewing and approving the financial statements of the Company and public disclosure documents containing financial information and reporting on such review to the Board, ensuring that adequate procedures are in place for the reviewing of the Company’s public disclosure documents that contain financial information, overseeing the work and reviewing the independence of the external auditors. The text of the Charter of the Audit Committee that has been adopted is attached to this AIF as Appendix A.

COMPOSITION OF AUDIT COMMITTEE

The Audit Committee is composed of a minimum of three directors, each of whom is financially literate within the meaning of National Instrument 52-110 – Audit Committees. As at the date hereof, the Audit Committee was composed of:

●	Charles Miles (Chair);
●	Chris R. Burggraeve;
●	Glenn Isaacson; and
●	Joyce Johnson.

EXTERNAL AUDITOR SERVICE FEES

During the fiscal periods ended December 31, 2021, and December 31, 2020, the Company paid the following fees to the Company’s external auditors, MNP LLP (until August 16, 2021) and Marcum LLP, for the following fee categories:

Fee Category	Fiscal Period 2021 ($)	Fiscal Period 2020 ($)
Audit Fees to MNP LLP	$334,073	$374,000
Audit Fees to Marcum LLP	$77,250	N/A
Audit-Related Fees to MNP LLP	$314,177	$91,500
Audit-Related Fees to Marcum LLP	N/A	N/A
Tax Services Fees to MNP LLP	$9,213	$25,000
Tax Services Fees to Marcum LLP	N/A	N/A
Other Fees to MNP LLP	N/A	N/A
Other Fees to Marcum LLP	N/A	N/A
TOTAL	$734,713	$490,500

Audit Fees

Audit fees include all fees paid to the Company’s external auditors for the audit of the Company’s financial statements.

Audit-Related Fees

Audit-related fees include all fees paid to the Company’s external auditors for audit-related services including the review of the Company’s interim financial statements, preparation and/or review of certain filings with Canadian securities regulators, including comfort and consent letters, and accounting consultations on matters addressed during the audit and interim reviews.

Tax Services Fees

Tax services fees include all fees paid to the Company’s external auditors for tax-related advice including tax return preparation and/or review and tax planning advice.

All Other Fees

Other fees include fees for products and services provided by the Company’s auditors other than the services included in “Audit Fees”, “Audit-Related Fees” and “Tax Services Fees”.

ADDITIONAL INFORMATION

Additional information with respect to the Company is provided in the Company’s audited financial statements and notes to the audited financial statements and the Company’s management’s discussion & analysis for the fiscal period ended December 31, 2021. These documents as well as additional information relating to the Company are available on www.ir.ayrwellness.com, www.sec.gov, and www.sedar.com. The information contained on such websites are not a part of, nor are they incorporate by reference into, this Annual report (or equivalent thereof).

APPENDIX A

AUDIT COMMITTEE CHARTER

Section 1PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Ayr Wellness Inc. (the “Corporation”). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a)	recommending to the Board the appointment and compensation of the Corporation’s external auditor;
(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;
(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation’s external auditor;
(d)	satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;
(e)	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;
(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation; and
(g)	reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Corporation to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Section 3COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, a majority of whom must not be executive officers, employees, control persons or affiliates of the Corporation. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant. In the event the Corporation ceases to be a venture issuer, the Audit Committee should comply with the independence requirements set forth in National Instrument 52-110 – Audit Committees (“NI 52-110”) of the Canadian Securities Administrators.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Corporation’s articles of incorporation and by-laws from time to time.

Section 4ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;
(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;
(3)	Review the public disclosure regarding the Audit Committee required by 52-110;
(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;
(5)	Summarize in the Corporation’s annual information form the Audit Committee’s composition and activities, as required;
(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request;

Documents / Reports Review

(7)	Review and recommend to the Board for approval the Corporation’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require;
(8)	Review other financial information provided to any governmental body or the public as they see fit;
(9)	Review, recommend and approve any of the Corporation’s press releases that contain financial information;
(10)	Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&A and periodically assess the adequacy of those procedures;

External Auditor

(11)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor;
(12)	Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation’s financial condition, financial performance and cash flow;
(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management;
(14)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor;
(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Company to determine the external auditor’s independence;
(16)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor;
(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant;
(18)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper;
(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed;
(20)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation;

Audit Process

(21)	Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable;
(22)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews;

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements;
(24)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters;

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit;
(26)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices;
(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions;
(28)	Review with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto;
(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting;
(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor;
(31)	Periodically consider the need for an internal audit function, if not present;

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance;

General

(33)	With prior Board approval, the Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors;
(34)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform;
(35)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter;
(36)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:
(i)	the Charter of the Audit Committee;
(ii)	the composition of the Audit Committee;
(iii)	the relevant education and experience of each member of the Audit Committee;

(iv)	the external auditor services and fees; and
(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee;
(37)	Review in advance, and approve, the hiring and appointment of the Corporation’s senior financial executives by the Corporation, if any; and
(38)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52-110.

Section 5AUDIT COMMITTEE COMPLAINT PROCEDURES

Submitting a Complaint

(39)	Anyone may submit a complaint regarding conduct by the Corporation or its employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair should oversee treatment of such complaints.

Procedures

(40)	The Chair will be responsible for the receipt and administration of employee complaints.
(41)	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint confidentially.

Investigation

(42)	The Chair should review and investigate the complaint. Corrective action will be taken when and as warranted in the Chair’s discretion.

Confidentiality

(43)	The identity of the complainant and the details of the investigation should be kept confidential throughout the investigatory process.

Records and Report

(44)	The Chair should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Audit Committee.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Corporation or other liability whatsoever.